

05007449

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Huadian Power Int'l Corp. Ltd

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________

**NEW ADDRESS ______________________

FILE NO. 82- 4932 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	[ ]	AR/S (ANNUAL REPORT)	[✓]
12G32BR (REINSTATEMENT)	[ ]	SUPPL (OTHER)	[ ]
DEF 14A (PROXY)	[ ]		

OICF/BY: dw

DAT : 4/26/05



12-31-04

華電國際電力股份有限公司

HUADIAN POWER INTERNATIONAL CORPORATION LIMITED





2004

Annual Report





華電國際電力股份有限公司
Huadian Power International Corporation Limited *

(a Sino-foreign investment joint stock company limited by shares incorporated in the People's Republic of China)

(Stock code: 1071)

Power generation for the first quarter of 2005

Huadian Power International Corporation Limited ("the Company") announces its power generation conditions in respect of the first quarter of 2005 in accordance with relevant laws and regulations of the People's Republic of China.

This announcement is issued in compliance with Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Based on the Company's initial statistical analysis, in respect of the first quarter ended 31st March, 2005, electricity generated by the Company's operating power plants amounted to an aggregate of 11.780 million kWh on a consolidated basis, representing an increase of approximately 30.94% as compared to that in respect of the corresponding period in 2004. Electricity generated by Zhongning Company, in which the Company has a 50% equity interest, amounted to 530 million kWh during the first quarter of 2005. The volume of electricity generated by such companies and power plants of the Company as Guangan Company, Tengzhou Company, Zibo Company and Laicheng Power Plant during the first quarter of 2005 has experienced relatively significant increase over that during the corresponding period in 2004.

The main reasons for the increase in power generation of the Company were: the increase in power generation provided by original units over the same period of last year and the power generation contributed by the new units (the two 300MW generating units of Guangan Company started commercial operation in the second half of 2004).

The power generation conditions of each power plant or company/subsidiary of the Company for the first quarter of 2005 (in 100 million kWh) are as follows:

Power Plants / Companies	1st quarter of 2005	1st quarter of 2004	Increase over last year for the same period(%)
Zouxian Power Plant	37.9	32.6	16.06
Shiliquan Power Plant	16.6	14.4	15.15
Laicheng Power Plant	16.6	12.5	32.13
Qingdao Company	9.1	7.7	18.20
Zibo Company	6.8	4.9	38.36
Zhangqiu Company	3.6	2.8	26.96
Tengzhou Company	5.2	3.7	42.62
Guangan Company	19.8	12.7	55.47
Weifang Power Plant	7.9	6.9	13.73
Total power generation of the Group *(Note)*	117.8	90.0	30.94
Zhongning Company	5.3	—	—

Note: On a consolidated basis, electricity generated by Weifang Power Plant was accounted for by reference to the Company's proportionate equity interest in the plant. Qingdao Company was restructured and was established as a company in late 2004. Electricity generated by Qingdao Company during the corresponding period of 2004 was accounted for also by reference to the Company's then proportionate equity interest therein, but has since 2005 become 100% accounted for on the Company's consolidated basis, as is that generated by the other power plants and companies of the Company (not including Zhongning Company).

By order of the board of the directors of
HUADIAN POWER INTERNATIONAL CORPORATION LIMITED
Zhou Lianqing
Company Secretary

Shandong, the People's Republic of China
11th April, 2005

* *For identification only*

As at the date of this announcement, the directors of the Company are:

He Gong *(Chairman)*
Da Hongxing *(Executive Director)*
Zhu Chongli *(Non-executive Director)*
Chen Jianhua *(Executive Director)*
Tian Peiting *(Executive Director)*
Peng Xingyu *(Non-executive Director)*
Zhang Bingju *(Non-executive Director)*
Wang Yingli *(Non-executive Director)*
Ding Huiping *(Independent nonexecutive Director)*
Zhao Jinghua *(Independent non-executive Director)*
Hu Yuanmu *(Independent non-executive Director)*
Wang Chuanshun *(Independent non-executive Director)*

CONTENTS

COMPANY PROFILE





Huadian Power International Corporation Limited (the "Company"), its subsidiaries (together, the "Group") and jointly controlled entities are one of the largest listed power producers in the People's Republic of China (the "PRC"). The Group is primarily engaged in the construction and operation of power plants and other business related to power generation. By the end of 2004, the total installed capacity in which the Group has interests amounted to 7,416.2MW, while the total installed capacity managed by the Group amounted to 8,635MW, of which the installed capacity managed by the Group in Shandong Province amounted to 7,435MW, representing approximately 22.6% of the total installed capacity of Shandong Province. The total number of employees amounted to 13,016.

The Company was incorporated in Jinan, Shandong Province, the PRC on 28 June 1994. On 30 June 1999, the Company issued approximately 1,431 million H shares in its initial offering, representing 27.22% of its then total share capital comprising 5,256,084,200 shares of the Company, and the H shares were listed on The Stock Exchange of Hong Kong Limited on the same day. The Company's A shares were listed on the Shanghai Stock Exchange on 3 February 2005. Pursuant to its A share issue, the Company issued 765,000,000 shares in January 2005 at an issue price of RMB2.52 per share. Out of such 765,000,000 shares, 196,000,000 shares were allocated and issued to China Huadian Corporation, which were in the form of unlisted State-owned shares and will not be listed until such time when the PRC government releases any new policy regulating the exchange trading of State-owned shares and legal-person shares. The remaining 569,000,000 shares issued under the Company's A share issue are listed A shares, representing approximately 9.45% of the Company's total enlarged issued share capital comprising 6,021,084,200 shares. Total proceeds raised from the A share issue amounted to RMB1,927,800,000.

At present, there are a total of 12 power plants controlled or invested and wholly-owned by the Group.

The power plants of the Group are all strategically located in the vicinity of major coal mines or electricity load centers. Details of the Group's power plants are as follows:

Power Plants	Installed Capacity (MW)	Equity Interest	Generating Units	Notes
Zouxian Plant	2,540	100%	2 x 600MW+ 4 x 335MW	2 x 1,000MW generating units approved
Shiliquan Plant *(Note 2)*	1,285	100%	2 x 300MW+ 4 x 140MW + 1 x 125MW	
Laicheng Plant	1,200	100%	4 x 300MW	
Weifang Plant	660	30%	2 x 330MW	
Huadian Qingdao Power Company Limited (the original Qingdao Power Plant, "Qingdao Company") *(Note 1)*	660	55%	2 x 300MW + 60MW	2 x 300MW generating units under construction
Huadian Zibo Power Company Limited ("Zibo Company") *(Note 2)*	467	100%	2 x 145MW+ 2 x 88.5MW	
Huadian Zhangqiu Power Company Limited ("Zhangqiu Company") *(Note 2)*	290	70%	2 x 145MW	
Huadian Tengzhou Xinyuan Power Company Limited (formerly known as Shandong Tengzhou Xinyuan Power Company Limited, "Tengzhou Company")	333	54.49%	2 x 150MW+ 1 x 33MW	
Sichuan Guangan Power Generation Company Limited ("Guangan Company")	1,200	80%	4 x 300MW	2 x 600MW generating units approved
Total capacity managed by the Group *(Note 3)*	8,635			
Ningxia Yinglite Zhongning Power Company Limited ("Zhongning Company")	—	50%	—	1 x 330MW generating unit commenced commercial operation on 22 January 2005; 1 x 330MW generating unit under construction
Ningxia Power Generation Company (Group) Limited ("Ningxia Power Group")	60	31.11%	60MW	Wind power generation
Anhui Chizhou Jiuhua Power Generation Company Limited ("Chizhou Company")	—	40%	—	2 x 300MW generating units under construction
Total interested capacity *(Note 4)*	7,416.2			

Note1: The original Qingdao Power Plant was restructured from a jointly controlled entity into a limited liability company known as Huadian Qingdao Power Company Limited in 2004, which became a subsidiary of the Company following completion of the relevant procedures for change in registration on 28 December 2004.

Note 2: Pursuant to the notification obtained from the relevant government authorities on 24 December 2004, the implementation of capacity expansion for Unit 5 of Shiliquan Plant, Units 1 and 2 of Zhangqiu Company and Units 3 and 4 of Zibo Company have passed the tests and appraisals by the relevant examination institution and experts. The increase in capacity has been approved by the relevant government authorities, details of the adjustment are as follows: The installed capacity of Unit 5 of Shiliquan Plant expanded from 125 MW to 140 MW; the installed capacity of each of Units 1 and 2 of Zhangqiu Company expanded from 135 MW to 145 MW; and the installed capacity of each of Units 3 and 4 of Zibo Company expanded from 135 MW to 145 MW.

Note 3: It is calculated based on total capacities of the power plants managed by the Company, its subsidiaries and jointly controlled entity.

Note 4: It is calculated based on proportionate total interested capacities of the Company, its subsidiaries, jointly controlled entity and associates in the relevant power plants.

In August 2004, a total of 255 generating units of the State participated in the 33rd Large-scale Thermal Power Units Competition of the PRC for the Year 2003 (with unit capacity of 300MW and above). The generating units were examined in accordance with such capabilities as operating efficiency, safe operating period and production rate of the units. Altogether 53 generating units won awards in the competition. The overall rate of prize winning was about 20.8%. A total of sixteen 300MW or 600MW generating units of the Group participated in this competition, and seven of these generating units of the Group won awards. The rate of prize winning attained by the Group was about 43.8%. The 6th generating unit of Shiliquan Plant won top-rank prize (No.1) under the category of domestically produced 300MW generating units and the 6th generating unit of Zouxian Plant won second-class prize under the category of 600MW generating units.

SHAREHOLDING STRUCTURE

The shareholding structure of the Company and its power plants, principal subsidiaries, associated companies and jointly controlled entity as at 22 March 2005 is set out as follows:


50.01%
China Huadian Corporation
15.00%
Shandong International Trust and Investment Corporation
1.44%
Shandong Luneng Development (Group) Company Limited
0.33%
Zaozhuang City Infrastructure Investment Company
23.77%
Holders of H Shares
9.45%
Holders of A Shares
Huadian Power International Corporation Limited
100%
Zouxian Plant 2540MW 2x1000MW approved
100%
Shiliquan Plant 1285MW
100%
Laicheng Plant 1200MW
55%
Qingdao Company 660MW 2x300MW under construction
30%
Weifang Plant 660MW
100%
Zibo Company 467MW
70%
Zhangqiu Company 290MW
54.49%
Tengzhou Company 333MW
80%
Guangan Company 1200MW 2x600MW approved
31.11%
Ningxia Power Group 60MW
50%
Zhongning Company 330MW 1x330MW under construction
40%
Chizhou Company 2x300MW under construction

Particulars of the Company's subsidiaries, associated companies and jointly controlled entity as at 31 December 2004 are set out in notes 18, 19 and 20 respectively of the financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") included in this annual report.

CHAIRMAN'S STATEMENT

DEAR SHAREHOLDERS,

I hereby present the audited annual results of the Group for the year ended 31 December 2004.

During the year, despite keen competition and various unfavourable factors, the Company, under the support of the government and shareholders as well as the concerted efforts and diligence of the management and all staff, accomplished various predetermined targets for the year.

Electricity generation of the Group during the year ended 31 December 2004 amounted to 37.45 million MWh, representing an increase of approximately 28.47% over 2003. The operating revenue for the year amounted to approximately RMB10,175 million, representing an increase of approximately 26.15% over 2003. The Group's profits attributable to shareholders amounted to approximately RMB1,046 million, representing an increase of approximately 1.66% from 2003. Earnings per share were RMB0.199. The Board recommended the payment of a final dividend of RMB0.035 per share for the financial year ended 31 December 2004.

As a further step in light of its nationwide development strategy, the Group acquired 40% equity interest in Chizhou Company held by China Huadian Corporation during the year, laying a solid foundation for the Company's development as a national independent power company.

In order to further expand its financing channels, the Company successfully completed its A share issue in the PRC. The Company's A shares were listed on the Shanghai Stock Exchange on 3 February 2005. The total proceeds from the issue at an issue price of RMB2.52 per share amounted to RMB1,927,800,000.

To increase the rate of return for shareholders and strengthen its core competitiveness, the Group has been continuously exploring new opportunities for the development of electricity business in the country with a view to maintaining its position as one of the largest and most competitive listed power companies in China. The project development of the Group was in smooth progress. The projects under construction and under development are in smooth progress. To date, the projects under construction include the second 330MW generating unit of Zhongning Company, two 300MW generating units of Qingdao Company Phase II expansion project and two 300MW generating units of Chizhou Company. For the projects under development, the State Development and Reform Commission ("SDRC") has issued approvals in respect of two 1,000MW generating units of Zouxian Plant Phase IV expansion project and two 600MW generating units of Guangan Company Phase III expansion project. Currently, the relevant parties are performing preparation work for these projects before construction.



Mr. He Gong
Chairman

In addition, the Group's preliminary projects including its two 670MW generating units of the proposed Weifang Plant Phase II, two 600MW generating units of the proposed newly-constructed Ningxia Lingwu Plant ("Lingwu Plant") Phase I (70% owned) and two 600MW generating units of the proposed newly-constructed Tengzhou Plant Phase I (wholly owned) have all passed the appraisal of China International Engineering Consulting Corporation ("CIECC") appointed by SDRC. The Company is preparing supplementary documents required under the PRC new approval policies in respect of these projects and the Company has obtained the approval document issued by SDRC (FGBNY [2004] No. 2373) in respect of the preliminary work of Lingwu Plant Phase I project. The Company is also preparing supplementary application documents to SDRC under the PRC new approving policies for two 300MW heat and electricity co-generating units of the proposed Zhangqiu Company Phase II project, and two 315MW heat and electricity co-generating units of the proposed Tengzhou Company Phase II project (54.49% owned). The Company will expedite the preliminary work for the existing power plants with expansion potential in Shandong Province, and embark on other reserved power projects on a timely basis. In 2004, the Board has approved to commence the preliminary work for the Sichuan Luding Hydropower Station project. Its feasibility report is expected to be completed by May 2005.

The PRC's gross domestic products ("GDP") for 2004 reached RMB13,651.5 billion, representing an increase of 9.5% over 2003 determined based on comparable pricing. Currently, the Company's power generating assets in operation or under construction are located in Shandong, Sichuan, Ningxia and Anhui. These provinces or municipalities experienced fast-growing economy and considerable GDP growth in recent years. Determined based on comparable pricing, the GDP growth rates in respect of Shandong, Sichuan, Ningxia and Anhui provinces or municipalities in 2004 reached 15.3%, 12.7%, 11% and 12.5%, respectively. These GDP growth rates were higher than the national average growth rate by 5.8, 3.2, 1.5 and 3 percentage points, respectively. It was the fourteenth consecutive year that Shandong Province has recorded a double-digit economic growth rate.

During the past year, the Group's achievement in its operating results was attributable to the unremitting efforts devoted by its staff as well as the support of shareholders. I hereby express my heartfelt thanks to them. In its future operational development, the Company will strive to keep up with its efforts to create more promising results in recognition of the support of shareholders.

He Gong
Chairman

Jinan, Shandong Province, The People's Republic of China
22 March 2005

Mr. Chen Jianhua

Director and General Manager



POWER GENERATION

Electricity generation of the Group during 2004 amounted to 37.45 million MWh, representing an increase of approximately 28.47% over 2003. The average utilization hours of the power generation facilities of the Group were 5,089 hours, representing an increase of 269 hours over 2003.

TURNOVER

In 2004, the total volume of electricity supplied by the Group to the grid was 34.92 million MWh, representing an increase of approximately 28.11% over 2003. Turnover for the year 2004 amounted to approximately RMB10,175 million, representing an increase of approximately 26.15% over 2003. The revenue from sale of electricity for the year 2004 amounted to approximately RMB9,976 million, representing an increase of approximately 25.94% over 2003. The revenue from sale of heat for the year 2004 amounted to approximately RMB199 million, representing an increase of approximately 37.77% over 2003.

PROFIT

For the year ended 31 December 2004, the Group's profits attributable to shareholders amounted to approximately RMB1,046 million, representing an increase of approximately 1.66% from the year of 2003. Earnings per share were RMB0.199.

NEW INSTALLED CAPACITY

Two generating units of the Group commenced operation during 2004: two 300MW coal-fired generating units of Guangan Company Phase II expansion project were completed and commenced operation on 21 July 2004 and 26 October 2004 respectively.

In 2004, a total of 5 generating units with expansion capacity resultng from technological renovation totalling 55MW were approved by the PRC authorities.

On 22 January 2005, the first 330MW generating unit of Zhongning Company was completed and commenced operation.

CONSTRUCTION IN PROGRESS

To date, the Group's projects in progress include the second 330MW generating unit of Zhongning Company, expansion project of two 300MW generating units of Qingdao Company Phase II and two 300MW generating units of Chizhou Company.

PRELIMINARY PROJECTS

The two 1,000MW ultra-supercritical generating units project of Zouxian Plant Phase IV and the construction of two 600MW generating units of Guangan Company Phase III have been approved by the State Development and Reform Commission (the "SDRC"). Currently, the relevant parties are performing preparation work for these projects before construction. It is expected that the two generating units of Zouxian Plant Phase IV project will be completed and will commence operation in 2007 and 2008, respectively, while the two generating units of Guangan Company's Phase III project will also be completed and will commence operation in 2007 and 2008, respectively.

Other preliminary projects of the Group include : two 670MW generating units of the proposed Weifang Plant Phase II, two 600MW generating units of the proposed newly-constructed Ningxia Lingwu Plant ("Lingwu Plant") Phase I (70% owned), two 600MW generating units of the proposed newly-constructed Tengzhou Plant Phase I (wholly owned), which have all passed the appraisal of China International Engineering Consulting Corporation ("CIECC") appointed by SDRC. The Company is preparing supplementary documents required under the PRC new approval policies in respect of these projects, and the Company has obtained the approval document issued by SDRC (FGBNY [2004] No. 2373) in respect of the preliminary work of Lingwu Plant Phase I project. The Company is also preparing supplementary application documents to SDRC under the PRC new approval policies for two 300MW heat and electricity co-generating units of the proposed Zhangqiu Company Phase II project, and two 315MW heat and electricity co-generating units of the proposed Tengzhou Company Phase II project (54.49% owned). The Company will expedite the preliminary work in the Shandong Province for the existing power plants that have expansion potential, and embark on other reserved power projects on a timely basis. In 2004, the Board has resolved to commence the preliminary work for the Sichuan Luding Hydropower Station project, and the preliminary feasibility report is expected to be completed by May 2005.

BUSINESS OUTLOOK

Through a decade of rapid growth and continuous expansion, the Group, as a listed power generating enterprise in China, ranks high in respect of its installed capacity, power generation, profitability, competitiveness and strength. In 2005, the Company will continue to put efforts in operation improvement, power project development, cost-effectiveness enhancement and capital operations, aiming at reinforcing the overall strength and competitive edges of the Company.

In 2005, it is expected that the PRC economy will continue to expand steadily and electricity demand will keep rising. In view of these factors, the Company will continue to leverage on its strengths, seize any opportunities and constantly explore and expand its operations. The Company is confident that with its strengths, it will capitalize on every opportunity and meet every challenge to secure and maintain a steady growth of the Company.

The major objectives of the Group in 2005 are as follows:

1. To ensure that the power plants will be operated safely, achieve the target of the Group regarding electricity generation scheduled for 2005, tightly control the costs and maintain the leading position of the plants in terms of their technological and economic performance.

2. To ensure safety of the construction in progress, control the progress of construction projects effectively, maintain the quality of works, minimize unit costs, and strive to achieve commencement of commercial operation of a 300MW generating unit of Qingdao Company's Phase II project, the two 330MW generating units of Zhongning Company and a 300MW generating unit of Chizhou Company in 2005.

3. To proactively push forth the progress work of the Group's preliminary projects.

4. With the support from China Huadian Corporation, to continue with the Group's efforts in exploring power generation markets in the country based on the foundation of its consolidated market share in power markets in Shandong Province.

5. To actively explore additional fund-raising channels so as to lower the Company's finance costs and rationalize its capital structure, and prepare ahead for meeting future financing needs arising from the Company's fast-growing expansion.

6. To continue to enhance the efficiency of the generating units through technological improvement.

Chen Jianhua
Director and General Manager

Jinan, Shandong Province, The People's Republic of China
22 March 2005

MACROECONOMIC CONDITIONS AND ELECTRICITY DEMAND

In 2004, the gross domestic product ("GDP") of the PRC amounted to RMB13,651.5 billion, representing an increase of 9.5% over 2003 determined based on comparable pricing. Power consumption of the whole society totalled 2,173.5 billion KWh, representing a year-on-year increase of 14.9% over 2003.

Currently, the Company's generating units in operation or under construction are located in Shandong, Sichuan, Ningxia and Anhui. These provinces or municipalities experienced fast-growing economy and considerable GDP growth in recent years. Determined based on comparable pricing, the GDP growth rates of Shandong, Sichuan, Ningxia and Anhui provinces or municipalities in 2004 reached 15.3%, 12.7%, 11% and 12.5%, respectively. These growth rates were higher than the national average growth rate by 5.8, 3.2, 1.5 and 3 percentage points, respectively. It was the fourteenth consecutive year that Shandong Province has recorded a double-digit economic growth rate.

TURNOVER AND PROFIT

In 2004, the Group strengthened the management with secured coal supply, considerable efforts in generating electricity and tightened control of various costs and expenses so that the Group achieved the forecasted operating targets. The total volume of electricity supplied by the Group to the grid for the year 2004 was 34.92 million MWh. Turnover for the year 2004 amounted to approximately RMB10,175 million, representing an increase of approximately 26.15% over 2003. The Group's net profits amounted to approximately RMB1,046 million, representing an increase of approximately 1.66% from 2003. Earnings per share were RMB0.199. The significant increase in turnover was mainly attributable to the increase of 28.11% in on-grid electricity as compared with that for the year 2003.





OPERATING EXPENSES

During the year, the operating expenses of the Group amounted to RMB8,158 million, representing an increase of 35.71% from 2003, which was attributable to growth in the volume of power generation by 28.47% and a rise in coal prices.

The principal operating expense of the Group was coal costs, which amounted to RMB4,648 million in 2004, accounting for 56.97% of the Group's total operating expenses. In 2004, the unit fuel cost for electricity supply amounted to RMB128.56/MWh, representing a growth of 28.03% from 2003. The increase in unit coal cost was due to a year-on-year increase of 28.2% in unit price of standard coal.

The major overhaul and repair and maintenance expenses, personnel costs and selling and administrative expenses totalled RMB1,654,848,000 in 2004, increased by 5.4% as compared with those totalling RMB1,570,107,000 in 2003, which was considerably lower than the increase in the installed capacity. The increase was mainly attributable to the increased costs associated with the Company's acquisition of Guangan Company.

Depreciation and amortization expenses of the Group amounted to RMB1,533 million, increased by RMB250 million as compared with those in 2003. This was mainly due to the acquisition of Guangan Company which led to an increased depreciation of RMB166 million, and the commencement of commerical operations of new generating units in Laicheng Plant, Zibo Company and Tengzhou Company in 2003. The growth rate of depreciation expenses was basically commensurate with that of the average installed capacity of the Company.

Other operating costs amounted to RMB214 million, representing a decrease of RMB4.84 million over 2003.

FINANCE COSTS

The net interest expenses borne by the Group in 2004 amounted to RMB494 million, representing an increase of RMB19.14 million from 2003. The acquisition of Guangan Company increased the interest expenses. The extent of increase in net interest expenses is lower than the increase in capacity.

INDEBTEDNESS

As at 31 December 2004, the borrowings of the Group amounted to RMB14,613 million, of which loans denominated in US dollars amounted to US$194 million. The gearing ratio (i.e. total liabilities/total assets) was 61.89% representing an increase of 7.1 percentage points over that of 2003, mainly resulting from the consolidation of financial data of Guangan Company and the additional loans for projects in progress.

CASH AND CASH EQUIVALENTS

As at 31 December 2004, the Group had cash and cash equivalents of RMB1,260 million.

PRODUCTION, OPERATION AND SAFETY

In 2004, the equivalent availability factor of the generating units was 93.95%; the equivalent forced suspension rate was 0.5%; and the average utilization hours of the generating units attained 5,089 hours.

In 2004, the Group's operation safety maintained at a satisfactory level. As at 31 December 2004, the Group had achieved production safety throughout the year.

In 2004, a total of 11 major overhauls and 12 minor overhauls were undertaken in respect of the generating units of the Group and the planned overhaul rate was 5.58%, representing an increase of 0.17 percentage points over 2003.



TECHNICAL IMPROVEMENT PROJECTS

In 2004, the technical improvement projects of the Group progressed smoothly. The purpose of these renovation projects of the Group was to enhance the level of operation safety and automation of the facilities so that the production efficiency of the generating units could be improved. The Group had introduced new technology to upgrade some of its steam turbine equipment and the effect was satisfactory.

The Group implemented technical improvement projects in respect of energy-saving and capacity-increase for the fifth generating unit of Shiliquan Plant. To date, the Group has undertaken renovation in respect of six 300MW generating units and four 125MW generating units. After the implementation of technical improvement projects to save energy and increase capacity, the average standard coal consumption rate of the generating units reduced by about 10-15g/kWh while the capacity of the generating units increased by 10% or above, from the original capacity of 125MW and 300MW to that of 140MW, 330MW and 335MW respectively. The increase in branded capacity for relevant plants has been formally approved by relevant government authorities.

OPERATION STATISTICS

The table below sets out certain major operation statistics of the Group and its power plants:

THE GROUP:

	2004	2003	2002
Installed capacity at year end (MW)	**8,635**	7,380	6,308
Amount of electricity generated ('million MWh)	**37.45**	29.15	28.30
On-grid electricity supplied ('million MWh)	**34.92**	27.26	26.54
Available hours	**8,289**	7,717	7,617
Average utilization hours	**5,089**	4,820	5,492
Load factor (%)	**72.60**	69.30	73.14
Equivalent availability factor (%)	**93.95**	94.11	91.57
Standard coal consumption for electricity supplied (g/kWh)	**346.13**	347.40	345.82

2004	**Zouxian**	**Shiliquan**	**Laicheng**	**Qingdao**	**Weifang**	**Zibo**	**Zhangqiu**	**Tengzhou**	**Guangan**
Equity interest (%)	100	100	100	55	30	100	70	54.49	80
Installed capacity (MW)	2,540	1,285	1,200	660	660	467	290	333	1,200
Average utilization hours	4,934	4,864	5,092	5,315	5,531	5,148	4,885	4,891	5,511
Total amount of electricity generated ('million MWh)	12.53	6.18	6.11	3.51	3.65	2.30	1.32	1.63	4.35
Net amount of electricity generated ('million MWh)	11.84	5.76	5.75	3.26	3.43	2.01	1.22	1.50	4.02
Standard coal consumption for electricity supplied (g/kWh)	332.04	357.55	341.33	347.40	347.00	378.93	371.96	370.89	342.61

2003	**Zouxian**	**Shiliquan**	**Laicheng**	**Qingdao**	**Weifang**	**Zibo**	**Zhangqiu**	**Tengzhou**
Equity interest (%)	100	100	100	55	30	100	70	54.49
Installed capacity (MW)	2,540	1,270	1,200	660	660	447	270	333
Average utilization hours	4,705	4,815	4,625	5,189	4,883	5,139	4,898	5,664
Total amount of electricity generated ('million MWh)	11.78	6.04	5.07	3.42	3.14	1.25	1.32	0.85
Net amount of electricity generated ('million MWh)	11.12	5.64	4.77	3.19	2.94	1.09	1.22	0.79
Standard coal consumption for electricity supplied (g/kWh)	332.98	359.25	344.54	350.39	349.47	378.53	374.87	377.01

REPORT OF THE DIRECTORS



The Directors hereby present the annual report together with the audited financial statements of the Company and its subsidiaries (the "Group") for the financial year ended 31 December 2004.

PRINCIPAL ACTIVITIES

The Group is principally engaged in the generation and sale of electricity and heat. All electricity generated is supplied to the provincial grid companies where the plants are located.

As the Group is located, and has been operating one single business, in the People's Republic of China ("PRC"), no segmental reporting was included in the financial statements.

The profit attained by the Group for the year ended 31 December 2004 and the position of the Group's and the Company's financial affairs as of that date prepared in accordance with IFRS are set out on pages 38 to 87 of the annual report.

DIVIDENDS

The Board recommended the payment of a final dividend of RMB0.035 per share (totalling approximately RMB210,738,000) for the financial year ended 31 December 2004 (2003: a final dividend of RMB0.035 per share, totalling approximately RMB183,963,000). This dividend distribution proposal is subject to the approval by the shareholders of the Company at the 2004 Annual General Meeting.

An interim dividend of RMB0.02 per share (totalling approximately RMB105,122,000) for the six months ended 30 June 2004 was distributed on 15 October 2004 (2003: an interim dividend of RMB0.02 per share, totalling approximately RMB105,122,000, was distributed on 26 September 2003).

RESOLUTIONS PASSED AT THE BOARD MEETINGS IN 2004

In 2004, the Board convened altogether 5 meetings, details of which are summarized as follows:

(i) On 9 February 2004. the 14th meeting of the third session of the Board was convened and held in Jinan. The 12 directors were all eligible and attended the meeting with the 3 supervisors in present as non-voting participants. The meeting was held in compliance with the PRC Company Law and the Articles of Association of the Company. At the meeting, the following matters were considered, resolved and approved:

1. approving the proposal for establishment of Huadian International Shandong Materials Company Limited

2. approving the proposal for establishment of Huadian International Shandong Project Management Company Limited

3. approving the proposal for appointment of Sun Qingsong as the Deputy General Manager of the Company



(ii) The 15th meeting of the third session of the Board was held and concluded in Beijing on 28 March 2004. All 12 directors attended the meeting in person or by proxy with the 3 supervisors in present as non-voting participants. The meeting was held in compliance with the PRC Company Law and the Articles of Association of the Company. At the meeting, the following matters were considered, resolved and approved:

1. approving the report of the General Manager
2. approving the development report of the Company
3. approving the reports on 2003 final accounts and financial budget for 2004
4. approving the Company's 2003 profit distribution plan
5. approving the proposed remuneration for independent directors
6. approving the report of the Directors
7. approving the Company's 2003 annual results announcement
8. approving the proposal for reappointments of KPMG and KPMG Huazhen as the international auditors and domestic auditors of the Company for 2004
9. approving the proposal in respect of the Company's A share issue
10. approving the report in respect of the Company's continuing connected transactions and other connected transactions in 2003
11. approving the proposal in respect of application to foreign banks for loans in US dollars
12. approving the proposal in respect of establishment of the Company's Audit Committee and its working rules
13. approving the proposal in respect of establishment of the Company's Remuneration Committee and its working rules
14. approving the proposal in respect of establishment of the Company's Strategic Committee and its working rules
15. approving the proposal in relation to examination and incentive mechanisms for senior management for 2003
16. considering the proposal regarding the then possible acquisition of equity interests in Anhui Chizhou Jiuhua Power Generation Company Limited from China Huadian Corporation
17. approving the proposed amendments to the Articles of Association of the Company
18. considering the proposal for convening the 2003 Annual General Meeting

(iii) On 13 May 2004, the 16th meeting of the third session of the Board was convened in Jinan. The 12 directors were all eligible and attended the meeting in person or by proxy with the 3 supervisors in present as non-voting participants. The meeting was held in compliance with the PRC Company Law and the Articles of Association of the Company. At the meeting, the following matters were considered, resolved and approved:

1. considering and approving the proposal for the Company's A share issue

2. considering and approving the proposal for the possible connected transaction in respect of the then proposed issue of shares to China Huadian Corporation pursuant to the Company's A share issue

3. considering and approving the proposal in respect of the then proposed use of proceeds from the Company's A share issue

4. considering and approving the proposal for amendments to the Articles of Association to accommodate the Company's A share issue

5. considering and approving the proposal for the possible connected transaction between the Company and China Huadian Corporation regarding the then proposed acquisition of equity interests in Anhui Chizhou Jiuhua Power Generation Company Limited from China Huadian Corporation

6. considering and approving the proposal in respect of annual remuneration scheme for General Manager and incentive and assessment measures for senior management for 2004

7. proposing and approving the proposal for convening the Company's 2003 Annual General Meeting on 29 June 2004

(iv) The 17th meeting of the third session of the Board was convened and concluded in Beijing on 17 August 2004. The 12 directors were all eligible and attended the meeting in person or by proxy with the 3 supervisors in present as non-voting participants. The meeting was held in compliance with the PRC Company Law and the Articles of Association of the Company. At the meeting, the following matters were considered, resolved and approved:

1. approving the proposal for submission of feasibility report on Zouxian Project Phase IV

2. approving the proposal for submission of feasibility report on Qingdao Project Phase II

3. approving the proposal for the preliminary work in respect of the Huadian Sichuan Luding Hydropower Station project

4. approving the proposal for the Company's 2004 interim financial report

5. approving the Company's 2004 interim results announcement

6. approving the Company's interim dividend distribution plan for 2004

7. approving the proposal for updating reporting documents to CSRC in respect of the Company's A share issue

(v) On 16 November 2004, the 18th meeting of the third session of the Board was convened in Jinan. The 12 directors were all eligible and attended the meeting with the 3 supervisors in present as non-voting participants. The meeting was held in compliance with the PRC Company Law and the Articles of Association of the Company. At the meeting, the proposal for the then possible investment in Sichuan Luzhou Power Plant ("Luzhou Plant") was passed. The proposed investment by the Company for 40% equity interest in Luzhou Plant in respect of its construction of two 600MW generating units was approved, and the Company's General Manager was authorised to execute the relevant joint venture agreement, the articles of association and other relevant documents for incorporation of the joint venture. The preliminary preparation for the construction was also approved.

Details of the relevant transactions mentioned above which were proceeded with and/or completed in 2004 are set out in the section headed "Significant events" below.

SUBSIDIARIES, ASSOCIATED COMPANIES AND JOINTLY CONTROLLED ENTITY

Particulars of the Company's subsidiaries, associated companies and jointly controlled entity as at 31 December 2004 are set out in notes 18, 19 and 20 respectively of the financial statements prepared in accordance with IFRS included in this annual report.

BANK LOANS AND OTHER BORROWINGS

Details of bank loans and other borrowings of the Group and the Company as at 31 December 2004 are set out in note 26 of the financial statements prepared in accordance with IFRS included in this annual report.

INTEREST CAPITALISED

Details relating to the interest capitalized by the Group during the year of 2004 are set out in note 8 of the financial statements prepared in accordance with IFRS included in this annual report.

PROPERTY, PLANT AND EQUIPMENT

Details relating to movements in property, plant and equipment of the Group and those of the Company during the year of 2004 are set out in note 14 of the financial statements prepared in accordance with IFRS included in this annual report.

RESERVES

Details relating to movements in reserves of the Group and the Company for the year ended 31 December 2004 are set out in the consolidated statement of changes in equity and statement of changes in equity in the financial statements prepared in accordance with IFRS included in this annual report.

DONATIONS

During the year of 2004, the Group made donations for charitable purposes in an aggregate amount of approximately RMB2,570,900 (2003: RMB1,421,000).

EMPLOYEES' RETIREMENT PLANS

Details of the employees' retirement plans of the Group are set out in note 31 of the financial statements prepared in accordance with IFRS included in this annual report.

EMPLOYEES' MEDICAL INSURANCE

i) Basic medical insurance

Since 1 January 2003, the management of basic medical insurance has been transferred from the industry sector to the local government in accordance with "the Implementing Proposal to Establish the Basic Medical Insurance Rules for the Urban and Rural Employees in Shandong Province", under the management of local governments, pursuant to which the basic medical insurance fund will be jointly contributed by the enterprise concerned and its staff. The employees are required to pay medical insurance fees calculated as 2% of their total wages of the previous year. The Group is required to pay such fees ranging from 6% to 8% of the total wages of its employees of the previous year according to the policies promulgated by the local government where the enterprise is situated. Such fees are paid out of the welfare fund.

ii) Supplementary corporate medical insurance

Apart from participating in the basic medical insurance, the Group began to establish supplementary corporate medical insurance for its staff from 1 January 2003 in accordance with "the Decision of the State Council regarding Establishment of the Basic Medical Insurance Rules for the Urban and Rural Employees". The required fund is paid out of the welfare fee payable by the enterprise concerned as calculated as 4% of the total wages of employees of the previous year. Any shortfall in the welfare fees shall be directly charged to cost of production as costs of labour insurance fee.

The Group anticipates that implementation of the above medical insurance will not have any significant impact on the business operation and financial position of the Group. Apart from the above contributions, the Group is not required to pay any other medical expenses for its staff.

PRE-EMPTIVE RIGHTS

Under the articles of association of the Company and the laws of the PRC, no rule relating to pre-emptive rights exists which requires that the Company shall offer and issue new shares to its existing shareholders in proportion to their respective shareholding interests in the Company.



SHARE CAPITAL

Details of the share capital of the Company for the year 2004 and as at 31 December 2004 are set out in the Company's statement of changes in equity in the financial statements prepared in accordance with IFRS included in this annual report.

MAJOR CUSTOMERS AND SUPPLIERS

During the financial year of 2004, details regarding the percentages of the Group's sales and purchases attributable to its major customers and major suppliers, respectively, are as follows:

	Approximate Percentage of the Group's Sales	Approximate Percentage of the Group's Purchases
The largest customer	88.66%	
The five largest customers combined	99.59%	
The largest supplier		24.50%
The five largest suppliers combined		44.44%

All electricity generated by the Group was sold to Shandong Electric Power (Group) Corporation and Sichuan Province Power Company. None of the Directors, their associates and shareholders of the Company (each of which to the knowledge of the Directors owns more than 5% of the Company's share capital) had any interest in the five largest suppliers and customers of the Group at any time during the year.

SUBSTANTIAL SHAREHOLDERS

So far as the Directors are aware, each of the following persons, not being a Director, Supervisor, chief executive or member of the Company's senior management, had an interest or short position in the Company's shares or underlying shares (as the case may be) as at 31 December 2004 which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance (the "SFO"), or was otherwise, as at 31 December 2004, interested in 5% or more of any class of the then issued share capital of the Company, or was, as at 31 December 2004, a substantial shareholder (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) of the Company:

			Interest			
Name of shareholder	Type of shares	Number of shares held	Approximate percentage of shareholding in the Company's total issued share capital as at 31 December 2004	Approximate percentage of shareholding in the Company's total issued domestic shares as at 31 December 2004	Approximate percentage of shareholding in the Company's total issued H shares as at 31 December 2004	Short position
China Huadian Corporation	Domestic shares	2,815,075,430	53.56%	73.60%	—	—
Shandong International Trust and Investment Corporation	Domestic shares	903,443,970	17.19%	23.62%	—	—
HKSCC Nominees Limited (Notes)	H shares	1,420,471,900	27.02%	—	99.26%	See Note 5

Notes:

Based on the information available to and obtained by the Directors as at 31 December 2004, the information available on the website of the Stock Exchange and so far as the Directors are aware and understand, as at 31 December 2004 (in the order appearing on the Stock Exchange's website):

1. *Among the 1,420,471,900 H shares held by HKSCC Nominees Limited, UBS AG had an interest in an aggregate of 143,395,900 H shares of the Company (representing approximately 10.02% of the then total issued H shares), out of which 143,395,900 H shares, 14,118,000 H shares (representing approximately 0.99% of the then total issued H shares) being held in the capacity as beneficial owner, with the remaining 129,277,900 H shares (representing approximately 9.03% of the then total issued H shares) being held in the capacity as investment manager. According to the information as disclosed in the website of the Stock Exchange and so far as the Directors understand, UBS AG held its indirect interests in the Company in the manner as follows:*

   (a) *8,204,000 H shares (representing approximately 0.57% of the Company's then total issued H shares) were held by UBS Global Asset Management (Americas) Inc, which in turn was 100% held by UBS AG;*

   (b) *35,070,000 H shares (representing approximately 2.45% of the Company's then total issued H shares) were held by UBS Global Asset Management (UK) Inc, which in turn was 100% held by UBS AG;*

   (c) *9,889,000 H shares (representing approximately 0.69% of the Company's then total issued H shares) were held by UBS Fund Services (Luxembourg) SA, which in turn was 100% held by UBS AG;*

   (d) *39,387,000 H shares (representing approximately 2.75% of the Company's then total issued H shares) were held by UBS Global Asset Management (Singapore) Limited, which in turn was 100% held by UBS AG;*

   (e) *1,040,000 H shares (representing approximately 0.07% of the Company's then total issued H shares) were held by UBS Global Asset Management (Hong Kong) Limited, which in turn was 100% held by UBS AG;*

   (f) *10,482,000 H shares (representing approximately 0.73% of the Company's then total issued H shares) were held by UBS Global Asset Management (Japan) Ltd, which in turn was 100% held by UBS AG.*

2. *Among the 1,420,471,900 H shares held by HKSCC Nominees Limited, Alliance Capital Management L.P. had, through controlled corporations, an interest in an aggregate of 129,812,000 H shares of the Company (representing approximately 9.07% of the then total issued H shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors understand, 450,000 H shares (representing approximately 0.03% of the Company's then total issued H shares) were held by Alliance Capital Ltd, and Alliance Capital Ltd was 100% held by Alliance Capital Management Corporation of Delaware, which in turn was 100% held by Alliance Capital Management L.P.*

3. *Among the 1,420,471,900 H shares held by HKSCC Nominees Limited, Templeton Asset Management Limited had a direct interest in the capacity of investment manager in an aggregate of 124,576,000 H shares of the Company (representing approximately 8.71% of the then total issued H shares).*

4. *Among the 1,420,471,900 H shares held by HKSCC Nominees Limited, J.P. Morgan Chase & Co. had an interest in an aggregate of 115,575,400 H shares of the Company (representing approximately 8.08% of the then total issued H shares). Out of such 115,575,400 H shares, J.P. Morgan Chase & Co. had an interest in a lending pool comprising 111,669,400 H shares (representing approximately 7.80% of the then total issued H shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors understand, J.P. Morgan Chase & Co. was, as at 31 December 2004, interested in the aforesaid 115,575,400 H shares of the Company in the manner as follows:*

(a) 111,669,400 H shares (representing approximately 7.803% of the Company's then total issued H shares) were held in the capacity as custodian corporation/approved lending agent (in the lending pool) by JPMorgan Chase Bank, N.A., which in turn was apparently 100% held by J.P. Morgan Chase & Co.;

(b) 1,242,000 H shares (representing approximately 0.087% of the Company's then total issued H shares) were held in the capacity as beneficial owner by J.P. Morgan Whitefriars Inc., which in turn was apparently ultimately 100% held by J.P. Morgan Chase & Co.;

(c) 2,664,000 H shares (representing approximately 0.186% of the Company's then total issued H shares) were held in the capacity as investment manager by JF Asset Management Limited. JF Asset Management Limited was approximately 99.99% held by J.P. Morgan Fleming Asset Management (Asia) Inc., which in turn was apparently ultimately 100% held by J.P. Morgan Chase & Co.

5. *Among the 1,420,471,900 H shares held by HKSCC Nominees Limited, Morgan Stanley had, through controlled corporations, an interest in an aggregate of 102,699,931 H shares of the Company (representing approximately 7.18% of its then total issued H shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors understand, Morgan Stanley was, as at 31 December 2004, interested in the aforesaid 102,699,931 H shares of the Company in the manner as follows:*

(a) 75,452,000 H shares (representing approximately 5.273% of the Company's then total issued H shares) were held by Morgan Stanley Investment Management Company. Morgan Stanley Investment Management Company was ultimately 100% held by Morgan Stanley Asia Pacific (Holdings) Limited, which in turn was 90% held by Morgan Stanley International Incorporated, and Morgan Stanley International Incorporated was 90% held by Morgan Stanley;

(b) 306,000 H shares (representing approximately 0.021% of the Company's then total issued H shares) were held by Morgan Stanley Asset & Investment Trust Management Co., Limited, which was 100% held by Morgan Stanley International Incorporated, and Morgan Stanley International Incorporated was 90% held by Morgan Stanley;

(c) 17,498,000 H shares (representing approximately 1.223% of the Company's then total issued H shares) were held by Morgan Stanley & Co International Limited. Morgan Stanley & Co International Limited was ultimately 100% held by Morgan Stanley Group (Europe). Morgan Stanley Group (Europe) was approximately 98.30% held by Morgan Stanley International Limited, which in turn was 100% held by Morgan Stanley International Incorporated, and Morgan Stanley International Incorporated was 90% held by Morgan Stanley;

(d) 773,908 H shares (representing approximately 0.054% of the Company's then total issued H shares) were held by Morgan Stanley Capital Services, which in turn was 100% held by Morgan Stanley;

(e) 5,044,023 H shares (representing approximately 0.352% of the Company's then total issued H shares) were held by Morgan Stanley & Co. Incorporated, which in turn was 100% held by Morgan Stanley;

(f) 3,626,000 H shares (representing approximately 0.253% of the Company's then total issued H shares) were held by MSDW Equity Finance Services I (Cayman) Limited, which was in turn ultimately 100% held by Morgan Stanley.

According to the information as disclosed in the website of the Stock Exchange and so far as the Directors are aware and understand, as at 31 December 2004, Morgan Stanley also had a short position in 27,453,748 H shares of the Company (representing approximately 1.92% of its then total issued H shares), which was held as to 17,269,748 H shares by Morgan Stanley & Co International Limited, 6,558,000 H shares by Morgan Stanley & Co. Incorporated and 3,626,000 H shares by MSDW Equity Finance Services I (Cayman) Limited.

6. *Among the 1,420,471,900 H shares held by HKSCC Nominees Limited, Allianz Aktiengesellschaft had an indirect interest in the capacity of investment manager in an aggregate of 73,728,000 H shares of the Company (representing approximately 5.15% of the then total issued H shares). According to the information as disclosed in the website of the Stock Exchange and so far as the Directors understand, such 73,728,000 H shares were held indirectly by Allianz Dresdner Asset Management Hong Kong Limited, and Allianz Dresdner Asset Management Hong Kong Limited was ultimately 100% held by Dresdner Bank Aktiengesellschaft, which in turn was, through Allianz Finanzbeteiligungs GmbH, approximately 80.62% held by Allianz Aktiengesellschaft.*

Save as disclosed above, according to the records of HKSCC Nominees Limited and other information available to the Directors as at 31 December 2004, the other H shares held by HKSCC Nominees Limited were held by it on behalf of a number of other persons, and to the knowledge of the Directors, none of such persons individually was interested in 5% or more of the then total issued H shares of the Company as at 31 December 2004.

Save as disclosed above and so far as the Directors are aware, as at 31 December 2004, no other person (other than the Directors, Supervisors, chief executives or members of senior management of the Company) had an interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO, or was otherwise a substantial shareholder (as defined in the Listing Rules) of the Company.

SUFFICIENCY OF PUBLIC FLOAT

Based on information that is publicly available to the Company and within the knowledge of the Directors as at the latest practicable date prior to the issue of this annual report, the Directors believe that the Company has at all times during the year ended 31 December 2004 maintained the relevant applicable minimum percentage of listed securities as prescribed by Rule 8.08 of the Listing Rules.

DIRECTORS, SUPERVISORS, CHIEF EXECUTIVES AND SENIOR MANAGEMENT

The following table sets forth certain information concerning the Directors, Supervisors and senior management of the Company during the financial year of 2004. All Directors and Supervisors are currently serving a term of three years, renewable upon re-election and reappointment every three years.

Name	Position in the Company	Changes
He Gong	Chairman of the Board of Directors	
Da Hongxing	Vice Chairman of the Board of Directors	
Zhu Chongli	Vice Chairman of the Board of Directors	
Chen Jianhua	Director, General Manager	
Tian Peiting	Director	
Peng Xingyu	Director	
Zhang Bingju	Director	
Wang Yingli	Director	
Ding Huiping	Independent non-executive Director	
Zhao Jinghua	Independent non-executive Director	
Hu Yuanmu	Independent non-executive Director	
Wang Chuanshun	Independent non-executive Director	
Feng Lanshui	Chairman of the Supervisory Committee	
Li Changxu	Supervisor	
Zheng Feixue	Supervisor	
Zhou Lianqing	Company Secretary	
Zhong Tonglin	Deputy General Manager	
Sun Qingsong	Deputy General Manager	Appointed on 5 January 2004
Wang Wenqi	Deputy General Manager	
Zhu Fangxin	Chief Accountant and Chief Supervisor of Financial Affairs	

The Directors' and Supervisors' remuneration for the year ended 31 December 2004 are set out in note 9 of the financial statements prepared in accordance with IFRS included in this annual report.

As at 31 December 2004, none of the Directors, Supervisors, chief executives or members of senior management of the Company and their respective associates had any interest or short position in the shares, underlying shares and/ or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be notified to the Company and the Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, Supervisor, chief executive or member of senior management was taken or deemed to have under such provisions of the SFO) and was required to be entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO, or which was otherwise required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as set out in Appendix 10 to the Listing Rules (which for this purpose shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).

During the year of 2004 and as at 31 December 2004, none of the Directors, Supervisors, chief executives or members of senior management of the Company or any of their respective spouses or children under 18 years of age were granted any right, and the Company (or its subsidiaries, holding company or subsidiaries of its holding company) had not made and was not a party to any arrangement enabling any of them, to subscribe for any share capital or debt securities of the Company or any other body corporate.

The biographical details in respect of the existing Directors, Supervisors and members of senior management of the Company, including essentially the particulars required under paragraph 12 of Appendix 16 to the Listing Rules (if and as applicable and appropriate), are set out on pages 32 to 35.

Each of the independent non-executive Directors has issued a confirmation in respect of the factors set out in Rule 3.13 of the Listing Rules concerning his independence pursuant to Rule 3.15 of the Listing Rules. The Company considers all of the independent non-executive Directors to be independent.

DIRECTORS' AND SUPERVISORS' INTERESTS IN CONTRACTS

No contract of significance or proposed contract of significance, to which the Company or any of its subsidiaries, holding company or jointly controlled entities was a party and in which a Director or Supervisor of the Company had a material interest, whether directly or indirectly, subsisted at the end of the financial year or at any time during the financial year.

SERVICE CONTRACTS OF THE DIRECTORS AND SUPERVISORS

No Director or Supervisor has entered into any service contract with the Company which is not determinable by the Company within one year without payment of compensation (other than statutory compensation).

CONTINUING CONNECTED TRANSACTIONS

As disclosed in the Company's announcement dated 8 April 2003 and the Company's 2003 annual report, pursuant to the State's policy regarding restructuring of State-owned power assets, the then entire shareholding interest in the Company originally held by Shandong Electric Power (Group) Corporation ("SEPCO"), was transferred by way of administrative allocation on 1 April 2003 to China Huadian Corporation, and SEPCO is therefore no longer a connected person of the Company. Accordingly, after the shareholding reallocation as described above, any transactions previously entered into between the Group and SEPCO and/or its subsidiaries, associated companies, and agencies and departments under its control cease to constitute connected transactions or continuing connected transactions of the Company. All transactions that have since then been, and may in future be, entered into between the Group and SEPCO and/or its group members are not, and will not constitute, connected transactions or continuing connected transactions of the Company.

The Company has not entered into any continuing connected transaction (within the meaning as provided for under Rule 14A.14 of the Listing Rules) during the year ended 31 December 2004. Any connected transaction of the Company involving financial assistance that took place in 2004 was in relation to financial assistance provided by connected person(s) for the benefit of the Group on normal commercial terms (or better to the Group) where no security over the assets of the Group was granted in respect of such financial assistance, and was, by virtue of Rule 14A.65(4) of the Listing Rules, exempt from the reporting, announcement and independent shareholders' approval requirements of Chapter 14A of the Listing Rules.

SIGNIFICANT EVENTS

1. Acquisition of 40% equity interest in Chizhou Company - connected transaction

On 29 June 2004, the Company entered into a share transfer agreement with China Huadian Corporation (the controlling shareholder of the Company), pursuant to which the Company has agreed to acquire from China Huadian Corporation its 40% equity interest in Chizhou Company for a consideration of RMB79,740,000 (approximately HK$75,230,000). All of the conditions precedent set out in the share transfer agreement have been fulfilled. In accordance with the terms of the share transfer agreement approved by the relevant PRC authorities, the Company has fully paid the consideration for the acquisition to China Huadian Corporation.

Chizhou Company was established in the PRC in July 2003. As at 29 June 2004, Chizhou Company had a paid-up registered capital amounting to RMB192,000,000 (approximately HK$181,100,000). It is owned as to 35%, 20% and 5%, respectively, by three other shareholders, namely, 安徽省能源集團公司 (Anhui Provincial Power Group Company), 申能(集團)公司 (Shenneng (Group) Company) and 安徽康源電熱有限公司 (Anhui Kangyuan Electricity and Heat Co-generation Company Limited), all of which are third parties independent of the Group.

Chizhou Company is located in the Anhui Province of the PRC, and is principally engaged in the electricity-generating business in the Anhuai Province. The acquisition signifies that the Company continues to expand its business into other PRC provinces outside the Shandong Province, and reflects the support that China Huadian Corporation (as the Company's controlling shareholder) has been demonstrating in favour of the Company's developments.

As China Huadian Corporation is the controlling shareholder of the Company, the entering into by the Company of the share transfer agreement and the transactions thereunder constitutes a connected transaction of the Company for the purpose of the Listing Rules. The transaction falls within the provision under Rule 14A.32(1) of the Listing Rules, and is exempt from the independent shareholders' approval requirements under the Listing Rules.

Details of the acquisition are set out in the Company's announcement dated 30 June 2004.

2. Transactions entered into in 2003 and performed in 2004

As disclosed in the Company's announcement dated 9 May 2003, shareholders' circular dated 30 May 2003 and 2003 annual report, the Company entered into an acquisition agreement with China Huadian Corporation on 9 May 2003 for the acquisition of 80% equity interest in Guangan Company from China Huadian Corporation for a consideration of RMB475.50 million, which was determined by reference to the valuation of the net assets of Guangan Company as at 31 December 2002 and, under the acquisition agreement, shall be adjusted with reference to 80% of the difference between Guangan Company's audited net asset value as at 31 December 2002 and that as at the date of completion determined in accordance with the PRC Accounting Standards and Regulations. The terms of the acquisition agreement, together with all transactions thereunder, were approved by independent shareholders of the Company at its 2002 annual general meeting held on 24 June 2003. The adjusted consideration is RMB580.81 million, which has been fully paid by the Company in accordance with the acquisition agreement. The Company started to exercise effective control of Guangan Company from 1 January 2004, and Guangan Company has become a subsidiary of the Company since 1 January 2004.

As also mentioned in the Company's 2003 annual report, in December 2003, Qingdao Company (55% owned by the Company) entered into an agreement regarding the construction of Qingdao sea water desulphurisation project with China Huadian Engineering (Group) Corporation ("Huadian Engineering") and ALSTOM Power Norway AS for a total consideration of US$5,790,000 (approximately RMB47,922,000), with the Group's share being in the amount of US$3,184,500 (approximately RMB26,357,100.). In 2004, pursuant to the payment terms of the agreement, Qingdao Company paid an aggregate amount of RMB19,797,000 to Huadian Engineering.

Further details of these transactions are disclosed in the Company's 2003 annual report.

3. Establishment of a joint venture in Sichuan

On 20 December 2004, the Company entered into an agreement regarding the proposed establishment of a joint venture company, 四川瀘州川南發電有限責任公司 Sichuan Luzhou Chuannan Power Generating Company Limited, in Sichuan Province with certain independent third parties.

The joint venture will principally be engaged in the development and operation of an electricity plant, and the production and supply of electricity, in Sichuan Province. The electricity plant to be developed by the joint venture is expected to comprise two 600MW generating units in its first phase, with a total planned capacity of four 600MW generating units. The initial term of the joint venture is 25 years commencing from the date of issue of its business licence. The Company is expected to have a 40% equity interest in the joint venture. Under the agreement, the Company is required to contribute capital amounting to a total of RMB400 million towards the joint venture by way of instalments. The Company may make its capital contributions by cash or by injecting net assets into the joint venture. The joint venture is expected to arrange for banking facilities with financial institutions to satisfy its future development and other capital requirements.

The establishment of the joint venture is expected to strengthen and enhance the development of the Company's electricity-generating business in Sichuan Province. The agreement does not constitute a notifiable transaction of the Company under the Listing Rules.

Details of the agreement are set out in the Company's announcement dated 20 December 2004.

4. Adjustments to electricity tariff

Effective from 15 June 2004, the on-grid electricity tariff for power plants in Shandong Province where the Company operates has been increased by RMB1.5 per MWh (tax inclusive hereinafter), with utilisation hours of power generation being 5,500 hours under the authorised tariff. In addition, an extraordinary tariff amounting to RMB260 per MWh was adopted for electricity generated in excess of the utilisation hours of power generation under the authorised tariff.

Effective from 1 July 2004, the on-grid electricity tariff for the 2 x 300MW generating units of Guangan Company Phase I has been increased from RMB331.4 per MWh to RMB316.4 per MWh, and the utilisation hours of power generation under the authorised tariff were adjusted from 3,060 hours to 4,500 hours. Furthermore, under an approval granted to Guangan Company, the on-grid electricity tariff for its Phase II project was determinded at RMB310 per MWh (including desulphurisation), with utilisation hours of power generation being 4,500 hours under the authorised tariff. In addition, an extraordinary tariff of RMB240 per MWh was adopted for electricity generated in excess of the utilisation hours of power generation under the authorised tariff.

Details of the adjustments are set out in the following table: *Electricity tariff unit: RMB/MWh*

Power plants (generating units)	Approved adjustment to electricity tariff
Zouxian Plant, Shiliquan Plant and Laicheng Plant generating unit No. 1	From 336.40 to 337.90
Laicheng Plant generating units No. 2, 3 & 4	From 320.00 to 321.50
Zibo Company generating units No. 1 & 2	From 418.48 to 419.98
Zibo Company generating units No. 3 & 4	From 320.00 to 321.50
Tengzhou Company generating unit No. 1	From 373.13 to 374.63
Tengzhou Company generating units No. 2 & 3	From 320.00 to 321.50
Zhangqiu Company	From 320.00 to 321.50
Qingdao Company generating units No. 1 & 2	From 437.86 to 439.36
Weifang Plant	From 358.18 to 359.68
Guangan Company Phase I	From 331.40 to 316.40
Guangan Company Phase II (including desulphurisation)	At 310.00

5. Preferential income tax polices for Western Development Policy applicable to Guangan Company

According to the notice received by the Company from the relevant regulatory authorities in August 2004, Guangan Company (which is 80% owned by the Company) was, in accordance with the PRC Western Development Policy, was granted a tax concession to pay PRC income tax at a preferrential rate of 15% with effect from year 2004.

6. Approval on project proposal for the two 300MW generating units of Qingdao Company Phase II Project by SDRC

The report on feasibility study of the expansion project in respect of the two 300MW heat and electricity co-generation coal-fired power generating units of Phase II of Qingdao Company (which is 55% owned by the Company) was approved by SDRC in March 2005.

7. Approval on project proposal of the two 600MW generating units of Guangan Company Phase III project

According to the SDRC approval in the respect of the project proposal for Guangan Company's Phase III project (which is 80% owned by the Company) received on 7 September 2004, Guangan Company has been approved to proceed to the next stage of its Phase III project.

According to the project schedule, two domestically produced subcritical coal-fired power generating units will be constructed in conjunction with installation of flue gas desulphurisation equipment.

8. Issue of A shares

The Company's A shares were listed on the Shanghai Stock Exchange on 3 February 2005. Pursuant to its A share issue, the Company issued 765,000,000 shares in January 2005 at an issue price of RMB2.52 per share. Out of such 765,000,000 shares, 196,000,000 shares were allocated and issued to China Huadian Corporation, which were in the form of unlisted State-owned shares and will not be listed until such time when the PRC government releases any new policy regulating the exchange trading of State-owned shares and legal-person shares. The remaining 569,000,000 shares issued under the Company's A share issue are listed A shares, representing approximately 9.45% of the Company's total enlarged issued share capital comprising 6,021,084,200 shares. Total proceeds raised from the A share issue amounted to RMB1,927,800,000.

As China Huadian Corporation is the controlling shareholder of the Company, the issue of 196,000,000 State-owned shares pursuant to the Company's A share issue to China Huadian Corporation constituted a connected transaction of the Company under the Listing Rules, which was duly approved by independent shareholders of the Company at its 2002 annual general meeting held on 24 June 2003 and 2003 annual general meeting held on 29 June 2004.

The shareholding structure of the Company immediately before and immediately upon the completion of its A share issue is set out as follows:

Type of shares		Immediately before completion of the A share issue	Approximate shareholding percentage (%)	Immediately upon completion of the A share issue	Approximate shareholding percentage (%)
1.	**Unlisted domestic shares**				
	Holder of State-owned shares — China Huadian Corporation	2,815,075,430	53.56	3,011,075,430	50.01
	Other holders of unlisted domestic shares	1,009,980,770	19.21	1,009,980,770	16.77
	Sub-total:	3,825,056,200	72.77	4,021,056,200	66.78
2.	**Listed shares**				
	A share shareholders	—	—	569,000,000	9.45
	H share shareholders	1,431,028,000	27.23	1,431,028,000	23.77
	Sub-total:	1,431,028,000	27.23	2,000,028,000	33.22
3.	**Total**	5,256,084,200	100.00	6,021,084,200	100.00

Further details are set out in the Company's announcements dated 14 May 2004, 25 June 2004, 29 June 2004, 14 January 2005, 19 January 2005, 21 January 2005 and 28 January 2005 and its shareholders' circular dated 14 May 2004.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

During the financial year of 2004, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of its listed securities.

FINANCIAL SUMMARIES

Summaries of the results and the assets and liabilities of the Group for each of the five years ended 31 December 2004 prepared in accordance with IFRS are set out on page 88.

The Company is not aware of any matter taking place in the year ended 31 December 2004 that would be required to be disclosed under Rules 13.13 to 13.19 of the Listing Rules.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Group has throughout the year of 2004 complied with the then applicable Code of Best Practice as set out in Appendix 14 to the pre-existing Listing Rules.

MATERIAL LITIGATION

The Group was not involved in any material litigation or arbitration during the financial year of 2004. As at 31 December 2004, no litigation or claim of material importance is known to the Directors to be pending or threatened by or against the Group.

DESIGNATED DEPOSITS AND OVERDUE MATERIAL DEPOSITS

As at 31 December 2004, none of the Group's deposits placed with financial institutions or other parties were designated or trust deposits or material deposits which could not be collected by the Group upon maturity.

AUDIT COMMITTEE

The audit committee of the Company has reviewed the financial statements for the year ended 31 December 2004 prepared under IFRS.

AUDITORS

The Company has not changed its auditors in any of the preceding three years. A resolution for the re-appointments of KPMG Huazhen and KPMG as statutory domestic auditors and international auditors of the Company, respectively, for the financial year of 2005 will be proposed at the 2004 Annual General Meeting.

On behalf of the Board
He Gong
Chairman

Jinan, Shandong Province, The People's Republic of China
22 March 2005

To Shareholders,

Since the incorporation of the Company, all members of the Supervisory Committee have performed their duties in strict compliance with the Company Law of the People's Republic of China, the Articles of Association of the Company and the relevant laws and regulations of Hong Kong in order to safeguard the interests of shareholders and the Company all along.

During 2004, the Supervisory Committee attended the Board of Directors' meetings of the Group and learned about the development and operating situation of the Company. We are of the opinion that the management has kept its promises and abided by the relevant laws. We believe that the management has made significant contribution to the Company in respect of its operation, development and production management. The committee considers that the Company's management has been performing its duties in an effective and appropriate manner and in the ultimate interests of its shareholders.



1. WORK OF THE SUPERVISORY COMMITTEE IN 2004

In 2004, the Supervisory Committee convened 1 meeting, details of which are as follows:

On 26 March 2004, the 4th meeting of the third session of the Supervisory Committee was held in Beijing. The 3 Supervisors were all eligible and attended the meeting in person. The meeting was held in compliance with relevant provisions in the PRC Company Law and the Articles of Association of the Company. At the meeting, the proposal for review of the report of the Supervisory Committee was considered and approved.

We are of the opinion that:

(i) In 2004, the Company was operated in strict compliance with the PRC Company Law, the Articles of Association and other relevant laws and regulations. The directors and senior management of the Company have performed their duties without violation of the PRC laws and regulations and the Articles of Association of the Company and without adversely affecting the interests of the Company.

(ii) Connected transactions of the Company were made on a fair and reasonable basis. No act detrimental to the interests of the Company or its shareholders was found.

(iii) The accounts of the Company for the financial year of 2004 were recorded clearly and the information contained was complete, and the figures were reliable which objectively reflected the financial standing and the operating results of the Company and were in compliance with the provisions of the relevant accounting systems. The Supervisory Committee agreed with the auditors' report of the Company prepared by KPMG without qualification.

2. INDEPENDENT OPINION ON RELEVANT MATTERS OF THE COMPANY IN 2004

(i) Operation in accordance with laws

The Supervisory Committee has carefully examined the procedures convening general meetings and Board meetings, resolutions passed at such meetings, implementation of resolutions passed at general meetings by the Board, senior management's performance of its duties and the Company's internal management system, in accordance with relevant PRC laws and regulations.

We consider that: the Board has conducted its operations properly in compliance with the PRC Company Law, PRC Securities Law, the Articles of Association and relevant laws and regulations; the directors were diligent and responsible in arriving at reasonable decisions; the Company has established effective management systems and has been proactively improving the internal management system for its growth, and the Company's operating activities were all in compliance with laws and regulations. In reviewing the Company's financial standing and examining the directors' and senior management's performance of their duties, the Supervisory Committee did not find any breach of disciplines and rules, or any harm against shareholders' interests.

(ii) Review of the Company's financial standing

The Supervisory Committee has carefully reviewed the Company's final accounts, profit distribution plan, annual report, unqualified auditors' reports prepared by the international auditors and domestic auditors of the Company and other relevant information in respect of the year 2004.

We are of the opinion that the Company's 2004 final accounts was reliable, which objectively reflected the financial standing and operating results of the Company. The Supervisory Committee agreed with the auditors' reports for Company and its 2004 profit distribution plan.

(iii) Use of publicly raised funds of the Company

As at 31 December 2004, the last fund raising exercise of the Company was its issue of H shares made in June 1999. The actual use of the proceeds raised was consistent with the intended use of proceeds set out in the Company's prospectus.

(iv) Acquisition and disposal of assets

During the reporting period, the Company had no disposal of assets. We are not aware of any insider dealing activities. No act violating the shareholders' interests or resulting in any loss of assets of the Company was identified.



(v) Fairness of the connected transactions

During the reporting period, the Company acquired the 40% equity interest in Anhui Chizhou Jiuhua Power Generation Company Limited from China Huadian Corporation for a consideration of RMB79,740,000.

The Company acquired 80% equity interest in Guangan Company from China Huadian Corporation for an adjusted consideration of RMB580.81 million (as adjusted pursuant to the relevant provisions of the acquisition agreement dated 9 May 2003 which, together with all transactions thereunder, were approved by independent shareholders of the Company at its 2002 annual general meeting held on 24 June 2003). The adjusted consideration has been fully paid by the Company in accordance with the acquisition agreement. Please also refer to the section headed "Significant events" in the report of the Directors included in this annual report.

In December 2003, Qingdao Company (55% owned by the Company) entered into an agreement regarding the construction of Qingdao sea water desulphurisation project with China Huadian Engineering (Group) Corporation ("Huadian Engineering") and ALSTOM Power Norway AS for a total consideration of US$5,790,000 (approximately RMB47,922,000), with the Group's share being in the amount of US$3,184,500 (approximately RMB26,357,100). In 2004, pursuant to the payment terms of the agreement, Qingdao Company paid an aggregate amount of RMB19,797,000 to Huadian Engineering.

We consider that the consideration paid by the Company for the above projects were all reasonable and the connected transactions were fair; the transactions were in the interests of the Company and the shareholders as a whole.

The Supervisory Committee will continue to perform its duties and will proceed with its best endeavours to safeguard the interests of the shareholders. The Supervisory Committee is satisfied with the achievements attained by the Group and has confidence in the prospect of the Group.

Feng Lanshui
Chairman of the Supervisory Committee

Jinan, Shandong Province, The People's Republic of China
22 March 2005

DIRECTORS



He Gong, born in June 1943, with university qualification, is a professor-grade senior engineer and is currently the Chairman of the Company, General Manager of China Huadian Corporation and secretary to the party group. Mr. He has worked since 1966 and has 38-year of experience in the industries of electric power generation and management, and electric power infrastructure. Mr. He had worked at Yunnan Hydropower Construction Company, Yunnan Electric Power Bureau, China Three Gorges Project Corporation and the State Power Corporation of China.



Da Hongxing, born in October 1943, is a professor-grade senior engineer and is currently the Vice Chairman of the Company. Mr. Da graduated from Nanjing Industrial College majoring in electricity power generation and distribution. He has 37-year experience in electric power generation, management and securities finance. Mr. Da had worked at Shandong Boshan Power Plant, Shandong Baiyanghe Power Plant, Shandong Shiheng Power Plant and Shandong Electric Power Group Corporation.



Zhu Chongli, born in October 1948, is a senior economist and is currently the Vice Chairman of the Company and the Chairman of Shandong International Trust and Investment Corporation. Mr. Zhu graduated from Shandong University majoring in economics. He has 32-year experience in macroeconomics, trust and investment management. Mr. Zhu had worked in the Planning Committee of Shandong Province (presently known as Shandong Provincial Development and Reform Commission), Commanding Office for Ying Huang Ji Qing Project of Shandong Province and Shenzhen Donghua Industrial Corporation.



Chen Jianhua, born in May 1960, is a senior engineer and is currently a Director and the General Manager of the Company. He is also the Chairman of Huadian Qingdao Power Company Limited and the Chairman of Sichuan Guangan Power Generation Company Limited. Mr. Chen graduated from Shandong University of Technology. He has 23-year experience in electric power generation, operating management and securities finance. Before joining the Company, Mr Chen had worked at Qingdao Plant and Shandong Electric Power Group Corporation.



Tian Peiting, born in July 1945, is a professor-grade senior engineer and is currently a Director of the Company. Mr. Tian graduated from Hua Zhong Industrial College. He has 36-year experience in electric power infrastructure, management and securities finance. Before joining the Company, Mr. Tian had worked at Shandong Electric and Construction No. 2 Division , Shandong No. 3 Electric and Construction Company, Shandong Nuclear Power Engineering Company, Shandong No. 1 Electric and Construction Company, Shandong Electric Science Research Institute and Shandong Electric Power Group Corporation.



Peng Xingyu, born in February 1962, with a master's degree, is a senior accountant and is currently a Director of the Company and the Head of Finance and Assets Department of China Huadian Corporation. Mr. Peng graduated from Wuhan University and commenced to work in 1981. He has 24-year experience in the industries of electric power generation and management, asset management. Mr Peng had worked at Huazhong Electric Power Bureau, China Huazhong Electric Power Group Company and Hubei Electric Power Company.



Zhang Bingju, born in November 1958, is a senior accountant and is currently a Director of the Company and the Supervisor of the Production and Operation Department of China Huadian Corporation. Mr. Zhang commenced to work in 1984 and had worked at the Finance Division, Operation Department, Operation and Sales Department, Power Supply and Maintenance Company and Operation Department of Shandong Electric Power Group Corporation. He has 22-year experience in electric power operation and management.



Wang Yingli, born in September 1961, with university qualification, is a senior engineer and is currently a Director of the Company, the Deputy General Manager of Shandong International Trust and Investment Corporation. Ms Wang commenced to work in 1981. Ms Wang has 22 years of experience in the business of macroeconomics, trust and investment management. Ms. Wang had worked at Shandong University and Shandong International Trust and Investment Corporation.



Ding Huiping, born in June 1956, is a professor and Ph.D. tutor. Mr. Ding graduated from Northeastern University in February 1982. He studied in Sweden since 1987 and acquired a Doctor degree in Enterprise Economic in 1992. He has been working at Economic and Management School of Northern Jiaotong University (presently known as Beijing Jiaotong University) since 1993. Research directions: Theory and decision of corporate economics, enterprise innovative management, network economics and procedure restructure, corporate informatization operation and investment assessment.



Zhao Jinghua, born in May 1962, is a professor and Ph. D. tutor. He has been the deputy head of the Economic and Management Department of Shandong University, and has been the deputy head and head of Management School of Shandong University. Mr. Zhao has participated in training course for independent directors of listed companies as jointly organized by China Securities Regulatory Commission and Faculty of Economics and Management of Tsinghua University during the period from 15 July 2001 and 20 July 2001. Mr. Zhao is currently the head of Capital Operation and Strategic Management Centre of The Central University of Finance and Economics, principal professional of the base for economics management research of Shandong Province Commission, member of 專業教學指導委員會 (Professional Educational Instruction Commission) of higher school industry and business management studies under the Ministry of Education.



Hu Yuanmu, born in November 1954, Ph.D, is a professor and Master tutor. Mr. Hu graduated from Shandong Economic·College in July 1983, and has been a teacher there to date Economics College. He has been the deputy head and head of the faculty of accountancy in Shandong Economics College. In the meantime, he has studied a master degree and doctoral degree in 天津財經學院 (Tianjin Finance College). He has been recognized as a provincial level leader of youth academics and subjects in 1993. He is currently the head of education administration department of Shandong Economics Institute, and director of the 全國教授會 (Teaching Society of China). He is a standing committee member of Shandong Accountancy Society.



Wang Chuanshun, born in August 1965, is a senior accountant. Mr. Wang graduated from Southwest Agricultural University in July 1990 with a master's degree. In the same year, he worked for the 山東省審計廳 (Audit Department of Shandong Province), and has been the accountant of Audit Department of Shandong Province, the deputy head of 山東會計師事務所 (Shandong Accounting Company Limited), and deputy general manager of Shandong Zhengyuan Accountants Limited. He is currently a deputy head and accountant of Shandong Zhengyuanhexin Accountants Limited.

SUPERVISORS



Feng Lanshui, born in October 1946, graduated from the Shandong Finance Institute, and is currently the Chairman of the supervisory committee of the Company and is a director and the Chief Auditor of Shandong International Trust and Investment Corporation. Mr. Feng had worked in the Foreign Trade and Finance and Trade Office of Qihe County in Shandong Province and the Shandong Provincial Planning Commission (presently known as Shandong Provincial Development and Reform Commission). He has 33-year experience in finance, monetary, macroeconomic management and trust and investment.



Li Changxu, born in November 1962, with university qualification, is a senior accountant and is currently a member of the Supervisory Committee of the Company, the Deputy Head of the Supervision and Audit Department of China Huadian Corporation. Mr. Li graduated from Shanghai Electric Power College and has nearly 22 years of experience in the industries of electric power generation and management, and auditing. Mr. Li had worked at the Accessory Company of the Ministry of Hydropower, the Audit Bureau of the Ministry of Water Resources and Electric Power, the Audit Bureau of the Audit Department at the Ministry of Energy, the Audit Bureau of the Ministry of Electric Power and the Audit Bureau of the State Power Corporation of China.



Zheng Feixue, born in November 1955, graduated from the Northeast Electricity College studying power plant and electricity system. She is currently a member of the Supervisory Committee of the Company and the Chairwoman of the Trade Union of the Zouxian Power Plant. Ms Zheng has been with Zouxian Power Plant since 1982, and has acted in various capacities. She has 22-year experience in electricity generation and management.

COMPANY SECRETARY



Zhou Lianqing, born in November 1960, is a senior engineer and graduated from Shandong University of Technology. He is currently the Secretary of the Company. Before joining the Company, Mr. Zhou had worked at the Shandong Xindian Power Plant and Shandong Electric Power Group Corporation. He has extensive experience in electric power generation, management, laws and regulations, finance, investor relations and securities management.

SENIOR MANAGEMENT



Zhong Tonglin, born in February 1960, is a senior engineer and is currently the Deputy General Manager of the Company. He is also the Chairman of Huadian Tengzhou Xinyuan Company Limited, the Chairman of Huadian Zhangqiu Power Generation Company Limited, a Vice Chairman of Ningxia Power Generation Company (Group) Limited, and a director of Huadian Qingdao Power Generation Company Limited, Sichuan Guangan Power Generation Company Limited, Anhui Chizhou Jiuhua Power Generation Company Limited and Ningxia Zhongning Power Generation Company Limited. Mr. Zhong graduated from the Shanghai Electric Power College. He has 22-year of experience in electric power infrastructure, design, management and securities finance. Before joining the Company, Mr. Zhong had worked at the Shandong Province Electric Power Design Institute, the Shandong Electric Power Infrastructure Company, Shandong No. 3 Electric and Construction Company and Shandong Electric Power Group Corporation.



Sun Qingsong, born in January 1960, is a senior engineer and is currently the Deputy General Manager of the Company. He is also the Chairman of Huadian International Engineering Management Company Limited. Mr. Sun graduated from the Shandong Electric Power College (山東電力學校). He has 22-year experience in electric power infrastructure, production, management and securities finance. Before joining the Company, Mr. Sun had worked at Shandong Huang Dao Plant and Shandong Shiliquan Plant.



Wang Wenqi, born in March 1963, is a senior engineer and is currently a Deputy General Manager of the Company. He is also the Chairman of Huadian Zibo Thermal Power Company Limited and the Chairman of Huadian International Materials Company Limited. Mr. Wang graduated from Shandong University of Technology studying electrical machanics. He has nearly 22-year experience in electric power examination, research management and securities finance. Before joining the Company, Mr. Wang had worked at the Shandong Electric Power Science and Research Institute and Shandong Electric Power Group Corporation.



Zhu Fangxin, born in October 1951, graduated from the Shandong Province School of Finance and Accounting. He is currently the Chief Accountant and Chief Supervisor of Financial Affairs of the Company. Before joining the Company, Mr. Zhu had worked in the finance department of the Shandong Electric Power Bureau, the General Services Company of Shandong Electric Power Bureau, Shandong Luneng Development (Group) Company Limited, Shandong Electric Power Group Corporation and Shandong Luneng Electric Power Fuel Company Limited. He has nearly 32-year experience in financial management and securities finance.

CORPORATE INFORMATION

Legal address	14 Jingsan Road Jinan, Shandong Province The People's Republic of China
Authorized representatives	Chen Jianhua Zhou Lianqing
Company secretary	Zhou Lianqing
Hong Kong share registrar and transfer office	Hong Kong Registrars Limited 17th Floor Hopewell Centre 183 Queen's Road East Hong Kong
Auditors	KPMG Certified Public Accountants 8th Floor, Prince's Building Central Hong Kong
Legal advisers to the Company as to Hong Kong law and United States law	Baker & McKenzie 14th Floor, Hutchison House 10 Harcourt Road Central Hong Kong
as to PRC law	Haiwen & Partners Room 1711, Beijing Silver Tower No. 2 Dong San Huan North Road Chao Yang District Beijing The People's Republic of China

Company publications

The Company's 2004 interim and annual reports were published in August 2004 and April 2005, respectively. Copies of the interim and annual reports will be available for collection at:

PRC	Huadian Power International Corporation Limited 14 Jingsan Road Jinan, Shandong Province The People's Republic of China Tel: (86531) 236-6222 Fax: (86531) 236-6090
Hong Kong	Wonderful Sky Public Relations and Financial Consultant Company Limited Unit 3103, 31st Floor, Office Tower, Convention Plaza, 1 Harbour Road, Wanchai, Hong Kong Tel: (852) 2851-1038 Fax: (852) 2815-1352

REPORT OF THE INTERNATIONAL AUDITORS

To the shareholders of
Huadian Power International Corporation Limited
(Established in The People's Republic of China with limited liability)

We have audited the financial statements on pages 38 to 87 which have been prepared in accordance with International Financial Reporting Standards.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's and the group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the company and of the group as at 31 December 2004 and of the group's profit and cash flows for the year then ended and have been properly prepared in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 22 March 2005

CONSOLIDATED INCOME STATEMENT

	Note	**2004**	2003
		RMB'000	*RMB'000*
Turnover	4	**10,175,438**	8,065,832
Operating expenses			
Coal consumption		**(4,647,567)**	(2,842,814)
Depreciation and amortisation		**(1,532,923)**	(1,282,979)
Major overhaul expenses		**(233,417)**	(374,620)
Repairs and maintenance		**(144,180)**	(247,609)
Personnel costs	5	**(919,543)**	(519,344)
Selling and administration expenses		**(357,708)**	(428,534)
Sales related taxes	6	**(108,213)**	(95,951)
Other operating expenses		**(214,414)**	(219,258)
		(8,157,965)	(6,011,109)
Operating profit	7	**2,017,473**	2,054,723
Investment income		**30,066**	—
Other income		**20,632**	10,851
Net finance costs	8	**(493,708)**	(474,567)
Non-operating income/(expenses) (net)		**1,487**	(3,798)
Share of profits less losses of associates		**439**	—
Profit from ordinary activities before taxation		**1,576,389**	1,587,209
Taxation	11(a)	**(504,328)**	(538,681)
Profit from ordinary activities after taxation		**1,072,061**	1,048,528
Minority interests		**(26,353)**	(19,881)
Profit attributable to shareholders		**1,045,708**	1,028,647
Basic earnings per share	13	**RMB0.199**	RMB0.196

The notes on pages 47 to 87 form part of these financial statements.

CONSOLIDATED BALANCE SHEET

	Note	2004 RMB'000	2003 RMB'000
Non-current assets			
Property, plant and equipment	14	**20,925,048**	17,162,513
Construction in progress	15	**2,876,732**	709,699
Lease prepayments	16	**416,204**	390,597
Intangible assets	17	**37,465**	41,001
Interest in associates	19	**410,163**	173,600
Other investments	21	**175,639**	133,039
Deposit	22	**—**	237,800
Deferred tax assets	28	**61,667**	57,903
		24,902,918	18,906,152
Current assets			
Inventories	23	**358,036**	189,339
Deposits, other receivables and prepayments		**452,876**	58,676
Trade and bills receivables	24	**1,050,495**	835,677
Tax recoverable	11(b)	**9,210**	—
Fixed deposits maturing over three months		**10,752**	21,032
Cash and cash equivalents	25	**1,260,127**	568,839
		3,141,496	1,673,563
Current liabilities			
Bank loans	26(a)	**3,876,569**	824,224
Current portion of loans from a shareholder	26(b)	**335,000**	36,944
Current portion of state loan	26(c)	**9,111**	8,451
Other loans	26(d)	**629,342**	10,506
Trade and other payables	27	**2,208,547**	1,555,817
Tax payable	11(b)	**84,681**	172,734
		7,143,250	2,608,676
Net current liabilities		**(4,001,754)**	(935,113)
Total assets less current liabilities carried forward		**20,901,164**	17,971,039

as at 31 December 2004
(Prepared Under International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	**2004** *RMB'000*	2003 *RMB'000*
Total assets less current liabilities brought forward		**20,901,164**	17,971,039
Non-current liabilities			
Bank loans	26(a)	**8,500,075**	7,222,493
Loans from a shareholder	26(b)	**175,000**	510,000
State loan	26(c)	**79,492**	88,601
Other loans	26(d)	**1,008,376**	642,406
Deferred government grants		**98,920**	11,220
Deferred tax liabilities	28	**352,799**	192,797
		10,214,662	8,667,517
		10,686,502	9,303,522
Equity			
Share capital	29(a)	**5,256,084**	5,256,084
Reserves		**4,617,475**	3,860,852
		9,873,559	9,116,936
Minority interests		**812,943**	186,586
Total equity and minority interests		**10,686,502**	9,303,522

Approved and authorised for issue by the Board of Directors on 22 March 2005

He Gong
Chairman

Tian Peiting
Director

The notes on pages 47 to 87 form part of these financial statements.

BALANCE SHEET

	Note	**2004** *RMB'000*	2003 *RMB'000*
Non-current assets			
Property, plant and equipment	14	**11,789,830**	12,588,891
Construction in progress	15	**696,249**	160,648
Lease prepayments	16	**194,091**	181,304
Intangible assets	17	**45,457**	48,809
Interest in subsidiaries	18	**1,406,873**	556,102
Interest in associates	19	**375,740**	173,600
Interest in jointly controlled entities	20	**193,983**	233,301
Other investments	21	**172,939**	130,339
Deposit	22	**—**	237,800
Deferred tax assets	28	**50,411**	43,398
		14,925,573	14,354,192
Current assets			
Inventories	23	**183,269**	121,284
Amounts due from subsidiaries		**39,812**	—
Deposits, other receivables and prepayments		**345,194**	32,178
Trade receivables	24	**572,929**	544,172
Fixed deposits maturing over three months		**10,752**	21,032
Cash and cash equivalents	25	**474,547**	460,763
		1,626,503	1,179,429
Current liabilities			
Bank loans	26(a)	**1,916,359**	382,427
Current portion of loans from a shareholder	26(b)	**335,000**	—
Current portion of state loan	26(c)	**9,111**	8,451
Other loans	26(d)	**198,037**	—
Amounts due to subsidiaries		**48,000**	—
Trade and other payables	27	**1,003,858**	915,310
Tax payable	11(b)	**74,380**	154,129
		3,584,745	1,460,317
Net current liabilities		**(1,958,242)**	(280,888)
Total assets less current liabilities carried forward		**12,967,331**	14,073,304

BALANCE SHEET *(continued)*

	Note	**2004** **RMB'000**	2003 *RMB'000*
Total assets less current liabilities brought forward		**12,967,331**	14,073,304
Non-current liabilities			
Bank loans	26(a)	**2,601,408**	4,676,269
Loans from a shareholder	26(b)	**175,000**	510,000
State loan	26(c)	**79,492**	88,601
Other loans	26(d)	**700,000**	—
Deferred government grants		**15,000**	—
		3,570,900	5,274,870
		9,396,431	8,798,434
Equity			
Share capital	29(a)	**5,256,084**	5,256,084
Reserves		**4,140,347**	3,542,350
		9,396,431	8,798,434

Approved and authorised for issue by the Board of Directors on 22 March 2005

He Gong
Chairman

Tian Peiting
Director

The notes on pages 47 to 87 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Share capital *RMB'000* (note 29(a))	Capital reserve *RMB'000* (note 29(b))	Statutory surplus reserve *RMB'000* (note 29(c))	Statutory public welfare fund *RMB'000* (note 29(d))	Discretionary surplus reserve *RMB'000* (note 29(e))	Retained profits *RMB'000*	Total shareholders' equity *RMB'000*
Balance at 1 January 2003	5,256,084	778,040	653,347	289,979	3,419	1,401,761	8,382,630
Profit for the year	—	—	—	—	—	1,028,647	1,028,647
Appropriations	—	—	102,353	51,177	—	(153,530)	—
Transfer between reserves	—	—	—	(57,236)	57,236	—	—
Dividends paid	—	—	—	—	—	(294,341)	(294,341)
Balance at 31 December 2003	5,256,084	778,040	755,700	283,920	60,655	1,982,537	9,116,936
Balance at 1 January 2004	**5,256,084**	**778,040**	**755,700**	**283,920**	**60,655**	**1,982,537**	**9,116,936**
Profit for the year	**—**	**—**	**—**	**—**	**—**	**1,045,708**	**1,045,708**
Appropriations	**—**	**—**	**104,400**	**52,200**	**—**	**(156,600)**	**—**
Transfer between reserves	**—**	**(622)**	**622**	**(3,035)**	**3,035**	**—**	**—**
Dividends paid	**—**	**—**	**—**	**—**	**—**	**(289,085)**	**(289,085)**
Balance at 31 December 2004	**5,256,084**	**777,418**	**860,722**	**333,085**	**63,690**	**2,582,560**	**9,873,559**

The notes on pages 47 to 87 form part of these financial statements.

STATEMENT OF CHANGES IN EQUITY

	Share capital RMB'000 (note 29(a))	Capital reserve RMB'000 (note 29(b))	Statutory surplus reserve RMB'000 (note 29(c))	Statutory public welfare fund RMB'000 (note 29(d))	Discretionary surplus reserve RMB'000 (note 29(e))	Retained profits RMB'000	Total shareholders' equity RMB'000
Balance at 1 January 2003	5,256,084	778,040	653,347	289,979	3,419	1,150,998	8,131,867
Profit for the year	—	—	—	—	—	960,908	960,908
Appropriations	—	—	102,353	51,177	—	(153,530)	—
Transfer between reserves	—	—	—	(57,236)	57,236	—	—
Dividends paid	—	—	—	—	—	(294,341)	(294,341)
Balance at 31 December 2003	5,256,084	778,040	755,700	283,920	60,655	1,664,035	8,798,434
Balance at 1 January 2004	**5,256,084**	**778,040**	**755,700**	**283,920**	**60,655**	**1,664,035**	**8,798,434**
Profit for the year	**—**	**—**	**—**	**—**	**—**	**887,082**	**887,082**
Appropriations	**—**	**—**	**104,400**	**52,200**	**—**	**(156,600)**	**—**
Transfer between reserves	**—**	**(622)**	**622**	**(3,035)**	**3,035**	**—**	**—**
Dividends paid	**—**	**—**	**—**	**—**	**—**	**(289,085)**	**(289,085)**
Balance at 31 December 2004	**5,256,084**	**777,418**	**860,722**	**333,085**	**63,690**	**2,105,432**	**9,396,431**

The notes on pages 47 to 87 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

	Note	2004 RMB'000	2003 RMB'000
Operating activities			
Cash receipts from customers		**10,187,042**	7,755,376
Cash paid to suppliers and employees		**(6,693,619)**	(4,467,909)
Cash generated from operations		**3,493,423**	3,287,467
Interest paid		**(616,045)**	(514,774)
Enterprise income tax paid		**(554,312)**	(548,943)
Net cash from operating activities		**2,323,066**	2,223,750
Investing activities			
Acquisition of property, plant and equipment and construction in progress		**(2,774,951)**	(1,992,275)
Proceeds from sale of property, plant and equipment		**231**	626
Lease prepayments paid		**(26,061)**	(32,011)
Acquisition of subsidiaries, net of cash acquired	32	**(216,293)**	—
Acquisition of associates		**(79,740)**	(173,360)
Capital injection in an associate		**(140,360)**	—
Acquisition of other investments		**(12,600)**	—
Capital injection in other investment		**(30,000)**	—
Deposit paid		—	(237,800)
Interest received		**12,717**	15,254
Dividends received		**30,066**	—
Maturity of/(addition of) fixed deposits maturing over 3 months		**10,280**	(10,577)
Net cash used in investing activities		**(3,226,711)**	(2,430,143)

	Note	**2004** **RMB'000**	2003 *RMB'000*
Financing activities			
Proceeds from borrowings		**7,371,568**	4,292,619
Proceeds from government grants		**45,445**	11,220
Repayment of borrowings		**(5,534,719)**	(4,279,225)
Contribution from minority shareholders of a subsidiary		**9,000**	—
Dividends paid		**(289,085)**	(294,341)
Dividends paid to minority shareholders of subsidiaries		**(7,276)**	(443)
Net cash from/(used in) financing activities		**1,594,933**	(270,170)
Net increase/(decrease) in cash and cash equivalents		**691,288**	(476,563)
Cash and cash equivalents at beginning of the year		**568,839**	1,045,402
Cash and cash equivalents at end of the year	25	**1,260,127**	568,839

The notes on pages 47 to 87 form part of these financial statements.

1 BACKGROUND OF THE COMPANY

Huadian Power International Corporation Limited (the "Company") was established in the People's Republic of China (the "PRC") on 28 June 1994 as a joint stock limited company.

The Company and its subsidiaries (the "Group") and jointly controlled entities are principally engaged in the generation of electricity and heat. All electricity generated is supplied to the provincial grid companies where the power plants are located.

2 SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted in the preparation of the financial statements are set out below:

(a) Statement of compliance and basis of preparation

(i) Statement of compliance

The financial statements of the Company and the Group have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board ("IASB"). IFRS includes International Accounting Standards ("IAS") and related interpretations.

These financial statements also comply with the disclosure requirements of the Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

(ii) Basis of preparation

The financial statements are prepared on the historical cost basis. The accounting policies have been consistently applied by the Group and are consistent with those used in the previous year except for the adoption of IFRS 3 Business Combinations, IAS 36 Impairment of Assets (revised March 2004) and IAS 38 Intangible Assets (revised March 2004) for business combinations for which the agreement date is on or after 31 March 2004.

The preparation of financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(b) Basis of consolidation

(i) Subsidiaries

Subsidiaries are those enterprises controlled by the Company. Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control effectively commences until the date that control effectively ceases.

Investments in subsidiaries are stated in the Company's balance sheet at cost less impairment losses (see note 2(g)).

(ii) Associates

Associates are those enterprises in which the Group has significant influence, but not control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of the associate on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

Investments in associates are stated in the Company's balance sheet at cost less impairment losses (see note 2(g)).

(iii) Jointly controlled entities

Jointly controlled entities are enterprises over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group's proportionate share of the enterprises' assets, liabilities, revenue and expenses with items of a similar nature on a line by line basis, from the date that joint control effectively commences until the date that joint control effectively ceases.

Investments in jointly controlled entities are stated in the Company's balance sheet at cost less impairment losses (see note 2(g)).

(iv) Transactions eliminated on consolidation

Intra-group balances and transactions, and any unrealised gains arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Any unrealised gains arising from transactions with jointly controlled entities and associates are eliminated to the extent of the Group's interest in the entity. Any unrealised losses are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(c) Investments

Investments, representing unlisted equity securities, are classified as being available-for-sale and are stated at cost less impairment losses (see note 2(g)).

(d) Intangible assets

(i) Goodwill

Goodwill arising on an acquisition represents the excess of the cost of acquisition over the fair value of the net identifiable assets acquired. Goodwill is accounted for as follows:

— In respect of business combinations for which the agreement date is before 31 March 2004, goodwill is stated at cost less accumulated amortisation and any impairment losses (see note 2(g)). Amortisation is charged to the income statement from the date of initial recognition on a straight-line basis over the time during which the benefits are expected to be consumed, subject to a maximum of 20 years.

— In respect of business combinations for which the agreement date is on or after 31 March 2004, all business combinations are accounted for by applying the purchase method. Goodwill is stated at cost less any accumulated impairment losses. Goodwill is allocated to cash-generating units and is not amortised but is tested annually for impairment (see note 2(g)).

— In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

(ii) Negative goodwill

Negative goodwill arising on an acquisition represents the excess of the fair value of the net identifiable assets acquired over the cost of acquisition. Negative goodwill is accounted for as follows:

— In respect of business combinations for which the agreement date is before 31 March 2004, negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the income statement over the weighted average useful life of those assets that are depreciable/amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the income statement.

The carrying amount of negative goodwill is deducted from the carrying amount of intangible assets. In respect of associates, the carrying amount of goodwill is included in the carrying amount of the investment in the associate.

— In respect of business combinations for which the agreement date is on or after 31 March 2004, negative goodwill arising on an acquisition is recognised directly in profit or loss.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(e) Property, plant and equipment and depreciation

Property, plant and equipment are stated at cost less accumulated depreciation and any impairment losses (see note 2(g)).

Subsequent expenditure is capitalised only when it increases the future economic benefits embodied in the item of property, plant and equipment. All other expenditure is recognised in the income statement as an expense as incurred.

Depreciation is provided to write off the cost of property, plant and equipment on a straight-line basis over their anticipated useful lives or over their remaining useful lives, being their anticipated useful lives less the period they have been in use prior to their acquisition by the Group, after taking into account their estimated residual values. The anticipated or remaining useful lives used are as follows:

Buildings	15 — 25 years
Generators and related machinery and equipment	10 — 20 years
Motor vehicles, furniture, fixtures, equipment and others	5 — 10 years

Gains or losses arising from the retirement or disposal of property, plant and equipment are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the income statement on the date of retirement or disposal.

(f) Construction in progress

Construction in progress is stated at cost, which comprises construction expenditure, including interest costs and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest costs during the construction period, and the cost of related equipment, less any impairment losses (see note 2(g)).

Upon completion and commissioning for operation, the costs are transferred to property, plant and equipment and depreciation will be provided at the appropriate rates specified in note 2(e) above. A generator is considered to be completed and commissioned when the trial run period ends.

(g) Impairment

The carrying amounts of assets, other than inventories (see note 2(i)), financial assets (see note 2(k)) and deferred tax assets (see note 2(p)) are reviewed at each balance sheet date to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. An impairment loss is recognised when the carrying amount of an asset or its cash-generating unit exceeds its recoverable amount. Impairment losses are recognised in the income statement.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(g) Impairment *(Continued)*

In respect of goodwill acquired in business combinations for which the agreement date is on or after 31 March 2004, the recoverable amount of goodwill is estimated at each balance sheet date.

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

In respect of goodwill arising on business combinations for which the agreement date is before 31 March 2004, an impairment loss is not reversed unless the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

In respect of goodwill arising on business combinations for which the agreement date is on or after 31 March 2004, an impairment loss is not reversed.

In respect of other assets, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.

An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortisation, if no impairment loss had been recognised.

(h) Lease prepayments

Lease prepayments represent land use rights paid to the PRC's Land Bureau. Land use rights are carried at cost less amortisation. Amortisation is charged to the income statement from the date of initial recognition on a straight-line basis over the respective periods of the rights which mainly range from 15 years to 50 years.

(i) Inventories

Inventories, comprising coal, fuel oil, materials, components and spare parts for consumption by the power plants, are stated at cost, less provision for obsolescence. Cost includes cost of purchase and, where applicable, transportation cost and handling fee. The cost of coal and fuel oil is calculated on the weighted average basis. The cost of materials, components and spare parts is calculated on the first-in-first-out basis.

(j) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and deposits with banks and other financial institutions with an initial term of less than three months.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(k) Financial assets and liabilities

(i) Financial assets

Adjustments are made for financial assets, other than investments (see note 2(c)), if their carrying amount exceeds the value realisable in the foreseeable future.

(ii) Financial liabilities

Financial liabilities are stated at their carrying amounts.

(l) Hedging

Derivative financial instrument are recognised initially at cost. Subsequent to initial recognition, derivative financial instruments are stated at fair value.

Where a derivative financial instrument hedges the changes in fair value of a recognised asset or liability, any gain or loss on the hedging instrument is recognised in the income statement. The hedged item is stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

Where a derivative financial instrument is used to hedge economically the foreign exchange exposure of a recognised monetary asset or liability, no hedge accounting is applied and any gain or loss on the hedging instrument is recognised in the income statement.

(m) Revenue recognition

(i) Electricity income

Electricity income is recognised when electricity is supplied to the provincial grid companies.

(ii) Heat income

Heat income is recognised when heat is supplied to customers.

(iii) Dividend income

Dividend income from unlisted equity securities is recognised when the shareholder's right to receive payment is established.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(m) Revenue recognition *(Continued)*

(iv) Government grants

A conditional government grant is recognised in the balance sheet initially as deferred income when there is reasonable assurance that it will be received and that the Group will comply with the conditions attaching to it. Grant that compensate the Group for expenses incurred are recognised as revenue in the income statement on a systematic basis in the same periods in which the expenses are incurred. Grants that compensate the Group for the cost of an asset are recognised in the income statement as revenue on an systematic basis over the useful life of the asset.

(n) Major overhauls, repairs and maintenance

Expenditure on major overhauls, repairs and maintenance is charged to the income statement as it is incurred.

(o) Translation of foreign currencies

Foreign currency transactions are translated into Renminbi at the rates of exchange ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the rates of exchange ruling at the balance sheet date.

Foreign currency translation differences relating to funds borrowed to finance construction in progress, to the extent that they are regarded as an adjustment to interest costs, are capitalised during the construction period. All other exchange differences are dealt with in the income statement.

(p) Taxation

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly in equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided, using the balance sheet liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes, and the initial recognition of assets or liabilities that affect neither accounting nor taxable profit. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(p) Taxation *(Continued)*

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the unused tax losses and credits can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

(q) Provisions

A provision is recognised in the balance sheet when the Group has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation.

(r) Borrowing costs

Borrowing costs are expensed in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition or construction of an asset which necessarily takes a substantial period of time to get ready for its intended use.

(s) Operating leases

Payments made under operating leases are charged to the income statement on a straight-line basis over the terms of the lease.

(t) Retirement plan

The contributions payable under the Group's retirement plans are charged to the income statement as incurred.

(u) Research and development costs

Research and development costs are recognised as expenses in the period in which they are incurred.

(v) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence.

(w) Dividends

Dividends are recognised as a liability in the period in which they are declared.

3 SEGMENT REPORTING

The Group's profits are almost entirely attributable to the generation and sale of electricity in the PRC. Accordingly, no segmental analysis is provided.

4 TURNOVER

Turnover represents the sale of electricity and heat, net of value added tax ("VAT"). Major components of the Group's turnover is as follows:

	2004	2003
	RMB'000	*RMB'000*
Sale of electricity	**9,975,734**	7,920,881
Sale of heat	**199,704**	144,951
	10,175,438	8,065,832

5 PERSONNEL COSTS

	2004	2003
	RMB'000	*RMB'000*
Wages and staff welfare	**606,032**	381,389
Retirement costs (see note 31)	**162,845**	73,175
Other staff costs	**150,666**	64,780
	919,543	519,344

6 SALES RELATED TAXES

Sales related taxes represent city maintenance and construction tax and education surcharge, which are calculated at 5-7% and 3%, respectively, of net VAT payable.

7 OPERATING PROFIT

Operating profit is arrived at after charging/(crediting):

	2004	2003
	RMB'000	*RMB'000*
Auditors' remuneration	**4,779**	3,937
Amortisation of intangible assets and lease prepayments	**21,534**	22,086
Cost of inventories	**5,098,095**	3,023,549
Depreciation	**1,511,389**	1,260,893
(Gain)/loss on disposal of property, plant and equipment	**(51)**	31,874
Operating lease charges in respect of land and buildings	**35,070**	30,178
Research and development costs	**5,232**	—

8 NET FINANCE COSTS

	2004	2003
	RMB'000	*RMB'000*
Interest on bank advances and other loans repayable within five years	**625,066**	515,584
Interest on other loans repayable after five years	**5,868**	4,006
Less: Interest capitalised	**(100,440)**	(29,769)
	530,494	489,821
Less: Interest income	**(12,717)**	(15,254)
Net gain on derivative financial instruments	**(24,069)**	—
	493,708	474,567

The interest costs have been capitalised at a rate of 4.99% per annum (2003: 5.39%) for construction in progress.

9 DIRECTORS' AND SUPERVISORS' EMOLUMENTS

	2004	2003
	RMB'000	*RMB'000*
Directors' and supervisors' fees	**—**	—
Salaries, allowances and benefits in kind	**644**	465
Retirement benefits	**79**	55
Bonuses	**1,583**	681
	2,306	1,201

Salaries and other benefits paid to non-executive directors and independent non-executive directors amounted to RMBNil and RMB200,000 respectively (2003: RMBNil and RMB170,000 respectively).

10 INDIVIDUALS WITH HIGHEST EMOLUMENTS

Of the five individuals with the highest emoluments, three (2003: two) are directors whose emoluments are disclosed in note 9. The aggregate of the emoluments of the remaining two highest paid individuals (2003: three) is as follows:

	2004	2003
	RMB'000	*RMB'000*
Salaries and other emoluments	**228**	281
Retirement benefits	**42**	53
Bonuses	**838**	664
	1,108	998

11 TAXATION

(a) Taxation in the consolidated income statement represents:

	2004 RMB'000	2003 RMB'000
Current tax		
Charge for PRC enterprise income tax for the year	**457,050**	540,846
(Over)/under-provision in respect of previous years	**(2,643)**	11,802
	454,407	552,648
Deferred tax		
Origination and reversal of temporary differences (note 28)	**49,745**	(13,967)
Share of associates' taxation	**176**	—
Total income tax expense in the consolidated income statement	**504,328**	538,681

Reconciliation of effective tax rate:

	2004 RMB'000	2003 RMB'000
Profit before taxation	**1,576,389**	1,587,209
Expected PRC enterprise income tax expense at a statutory tax rate of 33%	**520,208**	523,779
Non-deductible expenses	**11,847**	6,004
Non-taxable income	**(9,923)**	(2,904)
(Over)/under-provision in respect of previous years	**(2,643)**	11,802
Differential tax rate on subsidiary's income	**(15,161)**	—
	504,328	538,681

Note: The charge for PRC enterprise income tax is calculated at the statutory rate of 33% (2003: 33%) on the estimated assessable profits of the year determined in accordance with relevant enterprise income tax rules and regulations, except for a subsidiary of the Company, which is taxed at a preferential rate of 15%.

11 TAXATION *(Continued)*

(b) Taxation in the balance sheets represents:

	The Group		The Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Charge for PRC enterprise income tax for the year	**457,050**	540,846	**421,452**	500,728
Payments made relating to the current year	**(381,579)**	(368,112)	**(347,072)**	(346,599)
PRC enterprise income tax payable (net)	**75,471**	172,734	**74,380**	154,129
Representing:				
Tax payable	**84,681**	172,734	**74,380**	154,129
Tax recoverable	**(9,210)**	—	—	—
	75,471	172,734	**74,380**	154,129

12 DIVIDENDS

(a) These dividends have not been provided for in the financial statements:

	2004	2003
	RMB'000	*RMB'000*
Final dividend proposed of RMB0.035 per share (2003: RMB0.035)	**210,738**	183,963

Pursuant to a resolution passed at the Directors' meeting held on 22 March 2005, a final dividend of RMB0.035 per share totalling RMB210,738,000 will be payable to shareholders, subject to the approval of the shareholders at the coming Annual General Meeting. The amount of the final dividend proposed is calculated with reference to the number of shares in issue at the date of approval of the financial statements.

12 DIVIDENDS *(Continued)*

(b) Dividends paid during the year are as follows:

	2004 **RMB'000**	2003 RMB'000
Interim dividend of RMB0.02 per share for the year ended 31 December 2004 (2003: RMB0.02)	**105,122**	105,122
Final dividend of RMB0.035 per share for the year ended 31 December 2003 (2002: RMB0.036)	**183,963**	189,219
	289,085	294,341

13 EARNINGS PER SHARE

(a) Basic

The calculation of basic earnings per share is based on the profit attributable to shareholders of the Company for the year ended 31 December 2004 of RMB1,045,708,000 (2003: RMB1,028,647,000) and the number of shares in issue during the year ended 31 December 2004 of 5,256,084,200 (2003: 5,256,084,200).

(b) Diluted

There were no dilutive potential ordinary shares in existence during the years ended 31 December 2004 and 2003.

14 PROPERTY, PLANT AND EQUIPMENT

(a) The Group

	Buildings RMB'000	Generators and related machinery and equipment RMB'000	Motor vehicles, furniture, fixtures, equipment and others RMB'000	Total RMB'000
Cost:				
At 1 January 2004	5,599,514	17,888,466	517,808	24,005,788
Additions	11,448	6,096	16,409	33,953
Through acquisition of subsidiaries	1,210,506	1,956,631	22,115	3,189,252
Transferred from construction in progress (note 15)	679,442	1,319,086	52,371	2,050,899
Disposals	—	(19,115)	(1,628)	(20,743)
At 31 December 2004	7,500,910	21,151,164	607,075	29,259,149
Accumulated depreciation:				
At 1 January 2004	1,463,305	5,197,526	182,444	6,843,275
Charge for the year	323,685	1,126,529	61,175	1,511,389
Written back on disposal	—	(19,102)	(1,461)	(20,563)
At 31 December 2004	1,786,990	6,304,953	242,158	8,334,101
Net book value:				
At 31 December 2004	5,713,920	14,846,211	364,917	20,925,048
At 31 December 2003	4,136,209	12,690,940	335,364	17,162,513

14 PROPERTY, PLANT AND EQUIPMENT *(Continued)*

(b) The Company

	Buildings *RMB'000*	Generators and related machinery and equipment *RMB'000*	Motor vehicles, furniture, fixtures, equipment and others *RMB'000*	Total *RMB'000*
Cost:				
At 1 January 2004	3,972,854	14,210,207	398,550	18,581,611
Additions	433	1,793	14,761	16,987
Transferred from construction in progress (note 15)	3,022	122,968	34,210	160,200
Disposals	—	(16,321)	(513)	(16,834)
At 31 December 2004	3,976,309	14,318,647	447,008	18,741,964
Accumulated depreciation:				
At 1 January 2004	1,200,873	4,651,117	140,730	5,992,720
Charge for the year	187,795	752,559	35,859	976,213
Written back on disposal	—	(16,308)	(491)	(16,799)
At 31 December 2004	1,388,668	5,387,368	176,098	6,952,134
Net book value:				
At 31 December 2004	2,587,641	8,931,279	270,910	11,789,830
At 31 December 2003	2,771,981	9,559,090	257,820	12,588,891

(c) All of the Group's buildings are located in the PRC.

15 CONSTRUCTION IN PROGRESS

	The Group		The Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Balance at 1 January	**709,699**	1,363,657	**160,648**	514,242
Through acquisition of subsidiaries	**1,359,268**	—	**—**	—
Additions	**2,858,664**	2,454,819	**695,801**	906,001
Transferred to property, plant and equipment (note 14)	**(2,050,899)**	(3,108,777)	**(160,200)**	(1,259,595)
Balance at 31 December	**2,876,732**	709,699	**696,249**	160,648

16 LEASE PREPAYMENTS

Lease prepayments represent fees for land use rights paid to the PRC's Land Bureau.

17 INTANGIBLE ASSETS

(a) The Group

	Goodwill	Negative goodwill	Total
	RMB'000	*RMB'000*	*RMB'000*
Cost:			
At 1 January 2004 and 31 December 2004	65,173	(10,998)	54,175
Accumulated amortisation:			
At 1 January 2004	16,473	(3,299)	13,174
Amortisation charge for the year	4,269	(733)	3,536
At 31 December 2004	20,742	(4,032)	16,710
Carrying amount:			
At 31 December 2004	44,431	(6,966)	37,465
At 31 December 2003	48,700	(7,699)	41,001

17 INTANGIBLE ASSETS *(Continued)*

(b) The Company

	Goodwill
	RMB'000
Cost:	
At 1 January 2004 and 31 December 2004	60,330
Accumulated amortisation:	
At 1 January 2004	11,521
Amortisation charge for the year	3,352
At 31 December 2004	14,873
Carrying amount:	
At 31 December 2004	45,457
At 31 December 2003	48,809

Goodwill in the Company's balance sheet was transferred from a subsidiary, which transferred all of the business, including assets and liabilities to the Company and was dissolved at the same time in 2000.

18 INTEREST IN SUBSIDIARIES

	The Company	
	2004	2003
	RMB'000	*RMB'000*
Unlisted shares, at cost	**1,406,873**	553,541
Amounts due from subsidiaries	—	2,561
	1,406,873	556,102

18 INTEREST IN SUBSIDIARIES *(Continued)*

The particulars of subsidiaries, all of which are limited liability companies established and operating in the PRC, at 31 December 2004 are as follows:

Company	Paid up capital	Proportion of ownership interest Group's effective interest	held by the Company	held by subsidiary	Principal activities
	RMB'000	%	%	%	
Sichuan Guangan Power Generation Company Limited ("Guangan Company")	700,000	80	80	—	Generation and sale of electricity
Huadian Qingdao Power Company Limited (formerly known as Qingdao Power Plant Phase I) (Note 1)	380,000	55	55	—	Generation and sale of electricity and heat
Huadian Zibo Power Company Limited	254,800	100	100	—	Generation and sale of electricity and heat
Huadian Zhangqiu Power Company Limited	180,000	70	70	—	Generation and sale of electricity
Huadian Tengzhou Xinynan Power Company Limited (formerly known as Shangdong Tengzhou Xinyuan Power Company Limited)	245,000	54.49	54.49	—	Generation and sale of electricity and heat
Zoucheng Lunan Electric Power Technology Development Company Limited	26,047	90	90	—	Provision of services to Zouxian Power Plant

18 INTEREST IN SUBSIDIARIES *(Continued)*

The particulars of subsidiaries, all of which are limited liability companies established and operating in the PRC, at 31 December 2004 are as follows: *(continued)*

		Proportion of ownership interest			
Company	**Paid up capital**	**Group's effective interest**	**held by the Company**	**held by subsidiary**	**Principal activities**
	RMB'000	%	%	%	
Zaozhuang Shiliquan Electric Power Industry Company Limited	19,989	90	90	—	Provision of services to Shiliquan Power Plant
Huadian International Shandong Materials Company Limited (Note 2)	30,000	94	40	60	Procurement of materials
Huadian International Shandong Project Management Company Limited (Note 2)	3,000	94	40	60	Provision of power construction project management and advisory services
Huadian Qingdao Heat Company Limited (Note 2)	20,000	55	55	—	Sale of heat

Notes:

(1) *Qingdao Power Plant Phase I, a previous jointly controlled entity, registered as a limited liability company in the PRC on 28 December 2004 and changed its name to Huadian Qingdao Power Company Limited ("Qingdao Company") accordingly.*

Pursuant to the articles of association of Qingdao Company, the Company has obtained the power to govern the financial and operating policies of Qingdao Company and therefore, Qingdao Company became a subsidiary of the Company from 28 December 2004. The Group changed from adopting proportionate consolidation accounting method to consolidation accounting method to account for its investment in Qingdao Company in the preparation of the consolidated financial statements thereafter.

(2) *These companies were newly setup in 2004.*

19 INTEREST IN ASSOCIATES

	The Group		The Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted shares, at cost	—	—	**375,740**	173,600
Share of net assets	**410,163**	173,600	—	—
	410,163	173,600	**375,740**	173,600

The particulars of the associates, which are limited liability companies established and operating in the PRC, at 31 December 2004 are as follows:

		Proportion of ownership interest			
Company	**Paid up capital**	**Group's effective interest**	**held by the Company**	**held by subsidiary**	**Principal activities**
	RMB'000	%	%	%	
Ningxia Yinglite Zhongning Power Company Limited	51,200	50	50	—	Development of power plant
Ningxia Power Generation Company (Group) Limited	600,000	31.11	31.11	—	Generation and sales of electricity and investment holding
Anhui Chizhou Jiuhua Power Generation Company Limited ("Chizhou Company")	448,000	40	40	—	Development of power plant
Sichuan Huayingshan Longtan Coal Company Limited	75,920	36	—	45	Development of coal mines and sales of coal

20 INTEREST IN JOINTLY CONTROLLED ENTITIES

	The Company	
	2004	2003
	RMB'000	*RMB'000*
Unlisted interests, at cost	**193,983**	233,301

The particulars of jointly controlled entity, which is established in the form of contractual arrangements operating in the PRC, at 31 December 2004 are as follows:

	Proportion of ownership interest			
Company	**Group's effective interest**	**held by the Company**	**held by subsidiary**	**Principal activities**
	%	%	%	
Weifang Power Plant Phase I	30	30	—	Generation and sale of electricity

Weifang Power Plant Phase I did not have a registered capital at 31 December 2004.

Qingdao Power Plant Phase I became a subsidiary of the Group on 28 December 2004. For details, please refer to note 18.

20 INTEREST IN JOINTLY CONTROLLED ENTITIES *(Continued)*

Included in the consolidated financial statements are the following items that represent the Group's interests in the assets and liabilities, revenues and expenses of the jointly controlled entities:

	2004	2003
	RMB'000	*RMB'000*
Non-current assets	**701,551**	1,944,546
Current assets	**68,822**	205,208
Non-current liabilities	**(66,113)**	(1,279,125)
Current liabilities	**(403,967)**	(278,838)
Net assets	**300,293**	591,791
Revenue	**1,006,723**	907,911
Expenses	**(910,842)**	(813,385)
	95,881	94,526

21 OTHER INVESTMENTS

	The Group		**The Company**	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Unlisted equity securities, at cost	**175,639**	133,039	**172,939**	130,339

Other investments of the Group and the Company mainly include investment in Shandong Luneng Heze Coal Power Development Company Limited (formerly known as Shandong Luneng Heze Minerals Development Company Limited) ("Heze Company") amounting to RMB91,339,000. The principal activities of Heze Company are the development and exploration of coalmine and coal-electricity base in Juye coalfield. The Group and Company own 18.4% equity interest in Heze Company as at 31 December 2004.

22 DEPOSIT

The amount in 2003 represented the deposit paid for the acquisition of 80% equity interest in Guangan Company from China Huadian Corporation ("China Huadian"), the Company's the holding company. The acquisition was completed in January 2004.

23 INVENTORIES

	The Group		The Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Coal	**155,869**	51,023	**58,741**	22,618
Fuel oil	**39,712**	8,603	**23,250**	4,158
Materials, components and spare parts	**162,455**	129,713	**101,278**	94,508
	358,036	189,339	**183,269**	121,284

All the materials, components and spare parts are stated net of provision for obsolescence.

24 TRADE AND BILLS RECEIVABLES

	The Group		The Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade and bills receivables for the sale of electricity	**991,515**	780,134	**572,929**	544,172
Trade and bills receivables for the sale of heat	**58,980**	55,543	**—**	—
	1,050,495	835,677	**572,929**	544,172

Receivables from sale of electricity are due within 30 days from the date of billing. Receivables from sale of heat are due within 90 days from the date of billing.

24 TRADE AND BILLS RECEIVABLES *(Continued)*

The ageing analysis of trade and bills receivables is as follows:

	The Group		The Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Within one year	**1,020,280**	835,677	**572,929**	544,172
Between one and two years	**3,030**	—	—	—
Between two and three years	**25,572**	—	—	—
More than three years	**1,613**	—	—	—
	1,050,495	835,677	**572,929**	544,172

25 CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Cash and bank balances	**1,203,466**	307,748	**417,886**	202,672
Deposits with banks and other financial institutions	**56,661**	261,091	**56,661**	258,091
	1,260,127	568,839	**474,547**	460,763

26 LOANS

(a) Bank loans

	The Group		The Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due:				
Within one year				
— short term bank loans	**2,567,810**	268,600	**961,511**	50,000
— current portion of long term bank loans	**1,308,759**	555,624	**954,848**	332,427
	3,876,569	824,224	**1,916,359**	382,427
Between one and two years	**1,863,331**	2,270,432	**564,848**	1,533,854
Between two to five years	**4,414,719**	3,335,240	**1,394,560**	1,950,415
After five years	**2,222,025**	1,616,821	**642,000**	1,192,000
	8,500,075	7,222,493	**2,601,408**	4,676,269
	12,376,644	8,046,717	**4,517,767**	5,058,696

All of the bank loans are unsecured, except for an amount of RMB1,480,000,000 (2003: RMB Nil) in a subsidiary, which is secured by the income stream in respect of the sale of electricity of the subsidiary.

26 LOANS *(Continued)*

(a) Bank loans *(Continued)*

Details of the currencies, interest rates and maturity dates of bank loans are as follows:

	The Group		The Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Renminbi loans				
Floating interest rates mainly ranging from 4.54% to 5.85% per annum as at 31 December 2004 (2003: 4.54% to 5.76%), with maturities up to 2021	**10,966,858**	7,354,370	**3,160,421**	4,396,560
US dollars loans				
Floating interest rates mainly ranging from 2.3% to 3.94% per annum as at 31 December 2004 (2003: 2.19%) with maturities up to 2017	**1,409,786**	692,347	**1,357,346**	662,136
	12,376,644	8,046,717	**4,517,767**	5,058,696

26 LOANS (Continued)

(b) Loans from a shareholder

	The Group		The Company	
	2004	2003	**2004**	2003
	RMB'000	RMB'000	**RMB'000**	RMB'000
Due:				
Within one year	**335,000**	36,944	**335,000**	—
Between one and two years	**175,000**	335,000	**175,000**	335,000
Between two to five years	**—**	175,000	**—**	175,000
	175,000	510,000	**175,000**	510,000
	510,000	546,944	**510,000**	510,000

The loans are borrowed from Shandong International Trust and Investment Corporation ("SITIC") and are unsecured.

The loans are denominated in RMB and bear floating interest rate of 5.76% per annum (2003: 5.76%) with maturities up to 2006.

(c) State loan

	The Group and the Company	
	2004	2003
	RMB'000	RMB'000
Due:		
Within one year	**9,111**	8,451
Between one and two years	**9,831**	9,113
Between two to five years	**34,380**	31,865
After five years	**35,281**	47,623
	79,492	88,601
	88,603	97,052

The state loan is denominated in US dollars and bears floating interest rate of 2.05% per annum (2003: 1.27%), with maturities up to 2012.

26 LOANS *(Continued)*

(c) State loan *(Continued)*

The loan is originated from a loan facility of US$310 million granted by the International Bank for Reconstruction and Development (the "World Bank") to the PRC state government pursuant to a loan agreement entered into in 1992, to finance the Zouxian Phase III project. According to the terms of the aforesaid loan agreement, the PRC state government on-lent the loan facility to the Shandong Provincial Government which in turn on-lent it to Shandong Electric Power (Group) Corporation ("SEPCO"). Pursuant to a notice from the Finance Office of Shandong Province dated 5 August 1997 and as formally agreed by the World Bank, part of the loan facility in the principal amount of US$278.25 million was made available by the Shandong Provincial Government to the Company. The repayment of this loan is guaranteed by SEPCO.

(d) Other loans

	The Group		The Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Due:				
Within one year				
— short term other loans	**548,037**	—	**198,037**	—
— current portion of long term other loans	**81,305**	10,506	—	—
	629,342	10,506	**198,037**	—
Between one and two years	**99,102**	138,711	—	—
Between two to five years	**899,720**	487,937	**700,000**	—
After five years	**9,554**	15,758	—	—
	1,008,376	642,406	**700,000**	—
	1,637,718	652,912	**898,037**	—

All of the other loans are unsecured, denominated in RMB, except for an amount of RMB105,054,000 (2003: RMB68,286,000) which is denominated in US dollars. Details of the interest rates and maturity dates of other loans are as follows:

26 LOANS *(Continued)*

(d) Other loans *(Continued)*

	The Group		The Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Loans from China Huadian Finance Corporation Limited ("China Huadian Finance")				
Floating interest rates ranging from 4.54% to 4.94% per annum with maturities up to 2007	**978,037**	—	**898,037**	—
Others				
Floating interest rates ranging from 3.41% to 5.76% per annum (2003: 3.32% to 5.76%) with maturities up to 2010	**659,681**	652,912	**—**	—
	1,637,718	652,912	**898,037**	—

27 TRADE AND OTHER PAYABLES

	The Group		The Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Trade payables	**667,055**	283,192	**498,831**	253,064
Payable to contractors	**759,644**	676,274	**92,020**	187,677
Others	**781,848**	596,351	**413,007**	474,569
	2,208,547	1,555,817	**1,003,858**	915,310

Trade payables are generally due within 30 days from the date of billing. The amounts were not yet due for payment as of 31 December 2004.

28 DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and liabilities are attributable to the items detailed in the table below:

The Group:

	Assets		Liabilities		Net	
	2004	2003	**2004**	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*	***RMB'000***	*RMB'000*
Pre-operating expenses	**12,537**	19,183	**—**	—	**12,537**	19,183
Provision for inventories and receivables	**26,289**	25,010	**—**	—	**26,289**	25,010
Depreciation of property, plant and equipment	**1,160**	2,697	**(303,593)**	(150,936)	**(302,433)**	(148,239)
Fair value adjustment on property, plant and equipment acquired	**—**	—	**(56,387)**	(46,854)	**(56,387)**	(46,854)
Expenses to be claimed on paid basis	**26,677**	14,850	**—**	—	**26,677**	14,850
Others	**2,185**	1,156	**—**	—	**2,185**	1,156
	68,848	62,896	**(359,980)**	(197,790)	**(291,132)**	(134,894)
Set-off within legal tax units and jurisdictions	**(7,181)**	(4,993)	**7,181**	4,993	**—**	—
Net deferred tax liabilities	**61,667**	57,903	**(352,799)**	(192,797)	**(291,132)**	(134,894)

28 DEFERRED TAX ASSETS AND LIABILITIES *(Continued)*

The Company:

	2004 *RMB'000*	2003 *RMB'000*
Pre-operating expenses	**1,914**	5,141
Provision for inventories and receivables	**20,588**	20,710
Depreciation of property, plant and equipment	**1,160**	2,697
Expenses to be claimed on paid basis	**26,677**	14,850
Others	**72**	—
Deferred tax assets	**50,411**	43,398

There is no significant deferred tax asset or liability not recognised in the financial statements.

Movements in temporary differences between calculations of certain items for accounting and for taxation purposes are as follows:

The Group:

	Balance at 1 January 2003 *RMB'000*	Recognised in the 2003 income statement *RMB'000*	**Balance at 1 January 2004** *RMB'000*	**Through acquisition of subsidiaries** *RMB'000*	**Recognised in the 2004 income statement** *RMB'000*	**Balance at 31 December 2004** *RMB'000*
Pre-operating expenses	17,477	1,706	**19,183**	**2,763**	**(9,409)**	**12,537**
Provision for inventories and receivables	20,201	4,809	**25,010**	**1,514**	**(235)**	**26,289**
Depreciation of property, plant and equipment	(134,863)	(13,376)	**(148,239)**	**(98,651)**	**(55,543)**	**(302,433)**
Fair value adjustment on property, plant and equipment acquired	(51,757)	4,903	**(46,854)**	**(13,069)**	**3,536**	**(56,387)**
Expenses to be claimed on paid basis	—	14,850	**14,850**	**—**	**11,827**	**26,677**
Others	81	1,075	**1,156**	**950**	**79**	**2,185**
	(148,861)	13,967	**(134,894)**	**(106,493)**	**(49,745)**	**(291,132)**
		(note 11(a))			**(note 11(a))**	

28 DEFERRED TAX ASSETS AND LIABILITIES *(Continued)*

The Company:

	Balance at 1 January 2003 *RMB'000*	Recognised in the 2003 income statement *RMB'000*	**Balance at 1 January 2004** ***RMB'000***	**Recognised in the 2004 income statement** ***RMB'000***	**Balance at 31 December 2004** ***RMB'000***
Pre-operating expenses	3,093	2,048	**5,141**	**(3,227)**	**1,914**
Provision for inventories and receivables	14,771	5,939	**20,710**	**(122)**	**20,588**
Depreciation of property, plant and equipment	—	2,697	**2,697**	**(1,537)**	**1,160**
Expenses to be claimed on paid basis	—	14,850	**14,850**	**11,827**	**26,677**
Others	—	—	**—**	**72**	**72**
	17,864	25,534	**43,398**	**7,013**	**50,411**

29 SHARE CAPITAL AND RESERVES

(a) The registered capital of the Company comprises 3,825,056,200 domestic shares of RMB1 each (2003: 3,825,056,200) and 1,431,028,000 H shares of RMB1 each (2003: 1,431,028,000). All shares rank pari passu in all material respects.

(b) Capital reserve mainly represents premium received from issuance of shares, less expenses, which are required to be included in this reserve by PRC regulations.

(c) According to the Company's Articles of Association, the Company is required to transfer at least 10% (at the discretion of the Board of Directors) of its profit after taxation, as determined under PRC accounting rules and regulations, to a statutory surplus reserve until the reserve balance reaches 50% of the registered capital. The transfer to this reserve must be made before distribution of a dividend to shareholders.

The statutory surplus reserve can be used to make good previous years' losses, if any, and may be converted into share capital by the issue of new shares to shareholders in proportion to their existing shareholdings or by increasing the par value of the shares currently held by them, provided that the balance after such issue is not less than 25% of the registered capital. The Directors resolved to transfer 10% (2003: 10%) of the profit for the year ended 31 December 2004 to this reserve on 22 March 2005.

(Expressed in Renminbi)

29 SHARE CAPITAL AND RESERVES *(Continued)*

(d) According to the Company's Articles of Association, the Company is required to transfer 5% to 10% (at the discretion of the Board of Directors) of its profit after taxation, as determined under PRC accounting rules and regulations, to the statutory public welfare fund. This fund can only be utilised on capital items for the collective benefits of the Company's employees such as the construction of dormitories, canteens and other staff welfare facilities. This fund is non-distributable other than on the Company's liquidation. The transfer to this fund must be made before distribution of a dividend to shareholders. The Directors resolved to transfer 5% (2003: 5%) of the profit for the year ended 31 December 2004 to the fund on 22 March 2005.

(e) Pursuant to PRC Accounting Regulations for Business Enterprises, statutory public welfare fund is transferred to discretionary surplus reserve upon utilisation for the collective benefits of the employees. For year ended 31 December 2004, RMB3,035,000 (2003: RMB57,236,000) of the statutory public welfare fund was transferred to discretionary surplus reserve accordingly.

(f) The transfer to the statutory surplus reserve and statutory public welfare fund from the income statement is subject to approval by shareholders at the coming Annual General Meeting.

(g) According to the Company's Articles of Association, the retained profits available for distribution are the lower of the amount determined under PRC accounting rules and regulations and the amount determined under IFRS. As of 31 December 2004, the retained profits available for distribution were RMB1,894,694,000 (2003: RMB1,480,072,000), after taking into account the current year's proposed final dividend (see note 12) and the transfer to the statutory surplus reserve and the statutory public welfare fund according to the Company's Articles of Association.

(h) The profit attributable to shareholders for 2004 includes a profit of RMB887,082,000 (2003: RMB960,908,000) which has been dealt with in the financial statements of the Company.

30 MATERIAL RELATED PARTY TRANSACTIONS

(a) Following the reform of the power sector in the PRC, the Company's controlling ownership was transferred from SEPCO to China Huadian on 1 April 2003, and SEPCO ceased to be the holding company of the Company on that date.

(b) The Group had the following material transactions with related parties during the year.

	Note	**2004** *RMB'000*	2003 *RMB'000*
Sale of electricity	(i)	—	1,885,413
Repairs and maintenance services	(ii)	—	48,473
Construction costs paid and payable to entities controlled by the holding company	(iii)	**19,797**	58,560
Interest expenses	(iv)	**58,250**	37,122
Net loans obtained from/(repaid to) related parties	(iv)	**941,093**	(151,000)

Notes:

(i) The amount represented sale of electricity to SEPCO, the sole purchaser from power plants in Shandong Province.

(ii) Shandong Electric Power Hongyuan Electricity Generation Overhaul Company Limited, which is controlled by SEPCO, was responsible for the repair and maintenance works, including major overhauls, of the Group in 2003. The amount payable was determined on a cost reimbursement basis.

(iii) The amount in 2003 represented construction costs paid and payable to entities controlled by SEPCO.

The amount in 2004 represented construction costs paid and payable to China Huadian Engineering (Group) Company ("Huadian Engineering"), a subsidiary of China Huadian. In December 2003, Qingdao Company entered into a construction agreement with Hundian Engineering and ALSTOM Power Norway AS in respect of the construction work of a sea water de-sulphur project in Qingdao Company for a consideration of US$5,790,000 (approximately RMB47,922,000).

(iv) Details of the loans from SITIC and China Huadian Finance are set out in notes 26(b) and 26(d) respectively.

(v) The Company acquired 80% equity interest in Guangan Company from China Huadian for a total consideration of RMB580.8 million in January 2004.

(vi) The Company acquired 40% equity interest in Chizhou Company from China Huadian for a total consideration of RMB79.4 million in August 2004.

31 RETIREMENT PLANS

The Group is required to make contributions to retirement plans operated by the State at a rate of 20% (2003: 20%) of the total staff salaries. A member of the plan is entitled to receive from the State a pension equal to a fixed proportion of his or her salary prevailing at the retirement date. In addition, the Group established a defined contribution retirement plan, also operated by the State to supplement the above-mentioned plan. The Group has no other material obligation to make payments in respect of pension benefits associated with these plans other than the annual contributions described above.

The Group's contribution to these plans amounted to RMB162,845,000 during the year (2003: RMB73,175,000) which was charged to the consolidated income statement.

32 ACQUISITION OF SUBSIDIARIES

In 2004, the Group acquired certain subsidiaries. The fair value of assets acquired and liabilities assumed were as follows:

	2004 *RMB'000*
Property, plant and equipment	3,189,252
Construction in progress	1,359,268
Lease prepayments	17,544
Investment in an associate	16,200
Inventories	57,491
Deposits, other receivables and prepayments	47,823
Trade receivables	230,107
Tax recoverable	3,627
Cash and cash equivalents	126,720
Trade and other payables	(278,586)
Tax payable	(6,269)
Loans	(3,432,491)
Deferred government grants	(42,860)
Deferred tax liabilities	(106,493)
Minority interests	(600,520)
Total consideration paid	580,813
Less: Cash and cash equivalents acquired	(126,720)
Deposit paid in 2003	(237,800)
Net cash outflow	216,293

As a result of the acquisitions, the Group's net profit for the year have been increased by RMB97,396,000.

33 COMMITMENTS

(a) Capital commitments

The Group (excluding jointly controlled entities) and the Company had capital commitments outstanding at 31 December not provided for in the financial statements as follows:

	The Group		The Company	
	2004	2003	**2004**	2003
	RMB'000	*RMB'000*	***RMB'000***	*RMB'000*
Contracted for				
— Development of power plants	**6,185,912**	1,863,322	**2,995,935**	1,108,590
— Investments	**796,940**	571,490	**790,600**	571,490
— Improvement projects and others	**276,921**	20,620	**12,880**	20,620
	7,259,773	2,455,432	**3,799,415**	1,700,700
Authorised but not contracted for				
— Development of power plants	**9,367,247**	459,337	**5,557,685**	372,808
— Improvement projects and others	**567,380**	71,686	**103,627**	64,542
	9,934,627	531,023	**5,661,312**	437,350
	17,194,400	2,986,455	**9,460,727**	2,138,050

In addition to the above, the Group's proportionate share of the jointly controlled entity's capital expenditure commitments amounted to RMB312,096,000 at 31 December 2004 (2003: RMB745,324,000).

33 COMMITMENTS *(Continued)*

(b) Operating lease commitments

At 31 December 2004, the total future minimum lease payments under non-cancellable operating leases in respect of land and buildings are payable as follows:

	The Group and the Company	
	2004	2003
	RMB'000	*RMB'000*
Within one year	**34,778**	30,178
After one year but within five years	**120,712**	120,712
After five years	**533,145**	563,323
	688,635	714,213

Pursuant to an agreement entered into with the state, the Company is leasing certain land from the state for a term of 30 years with effect from 1 September 1997. The current annual rental effective from 1 January 2001 is RMB30,178,000. The annual rental will be adjusted every five years thereafter with an upward adjustment of not more than 30% of the previous year's rental. The future minimum lease payments in respect of the land is calculated based on the existing annual rental of RMB30,178,000.

34 CONTINGENT LIABILITIES

At 31 December 2004, the Company provided guarantees to banks for loans granted to certain subsidiaries amounting to RMB1,197,975,000 (2003: RMB1,314,322,000).

35 FORWARD CONTRACTS

During 2004, the Company borrowed short-term foreign currency bank loans totalling US$100 million. In order to hedge with the foreign currency risk of the aforesaid US dollars loans, the Company entered into foreign currency forward contracts at the same time of the borrowings.

36 FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS

Financial assets of the Group include cash and cash equivalents, fixed deposits maturing over three months, trade and bills receivables, deposits and other receivables and investments. Financial liabilities of the Group include bank loans, loans from shareholder, state loan, other loans, trade and other payables. Accounting policies for financial assets and liabilities are set out in note 2(k). The Group does not hold or issue financial instruments for trading purposes.

(a) Interest rate risks

The interest rates and terms of repayment of the outstanding loans of the Group are disclosed in note 26.

(b) Credit risks

Substantially all of the Group's cash and cash equivalents and fixed deposits maturing over three months are deposited with the four largest state-owned banks of the PRC.

Provincial grid companies are the purchasers of electricity supplied by the Group.

No other financial assets carry a significant exposure to credit risk.

(c) Foreign currency risk

The Group has foreign currency risk as certain loans and cash and cash equivalents are denominated in US dollars. Depreciation or appreciation of US dollars against the Renminbi will affect the Group's financial position and results of operations.

The Company had entered into several US dollars forward contracts with banks to hedge against the foreign currency risk in respect of several US dollars loans in 2004 (note 35).

(d) Fair value

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of IAS 32 and IAS 39. Fair value estimates, methods and assumptions, set forth below for the Group's financial instruments, are made to comply with the requirements of IAS 32 and IAS 39, and should be read in conjunction with the Group's consolidated financial statements and related notes. The estimated fair value amounts have been determined by the Group using market information and valuation methodologies considered appropriate. However, considerable judgment is required to interpret market data to develop the estimates of fair values. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Group could realise in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

(Expressed in Renminbi)

36 FINANCIAL INSTRUMENTS AND CONCENTRATION OF RISKS *(Continued)*

(d) Fair value *(Continued)*

The following summarise the major methods and assumptions used in estimating the fair values of the Group's financial instruments.

The carrying values of the Group's current financial assets and liabilities are estimated to approximate to their fair values based on the nature or short-term maturity of these instruments.

The forward exchange contracts are stated at their fair values.

Investments are unlisted equity interests and there are no quoted market prices for such interests in the PRC. Accordingly, a reasonable estimate of fair value could not be made without incurring excessive costs.

The carrying value of the Group's non-current financial liabilities are estimated to approximate their fair values based on a discounted cash flow approach using interest rates available to the Group for similar indebtedness.

37 POST BALANCE SHEET EVENT

On 3 February 2005, the Company successfully issued its 765,000,000 new A Shares with nominal value of RMB1 each at an issue price of RMB2.52 each for cash.

Among the new A Shares issued, 196,000,000 shares were issued to China Huadian in the form of unlisted State-owned shares. The remaining 569,000,000 shares were issued to individuals and institutional investors in the PRC and were listed on the Shanghai Stock Exchange.

38 PRESENTATION IN THE CHANGES IN EQUITY

In 2003, all the changes in each element within the equity of the Group were disclosed in the consolidated statement of recognised gains and losses and notes on the financial statements.

In 2004, all the changes in each element within the equity of the Group were disclosed in the consolidated statement of changes in equity.

39 RECENTLY ISSUED ACCOUNTING STANDARDS

The IASB has promulgated a number of new and revised International Financial Reporting Standards and International Accounting Standards ("new IFRSs") which are effective for accounting periods beginning on or after 1 January 2005.

The Group has not early adopted these new IFRSs in the financial statements for the year ended 31 December 2004.

The Group has already commenced an assessment of the impact of these new IFRSs but is not yet in a position to state whether these new IFRSs would have a significant impact on its results of operations and financial position.

40 ULTIMATE HOLDING COMPANY

The Directors of the Company consider its ultimate holding company to be China Huadian, which is a state-owned enterprise established in the PRC.

FIVE YEARS' FINANCIAL SUMMARY

	2000 *RMB'000*	2001 *RMB'000*	2002 *RMB'000*	2003 *RMB'000*	**2004** ***RMB'000***
Turnover	6,862,545	7,142,341	7,808,238	8,065,832	**10,175,438**
Profit from ordinary activities before taxation	2,059,168	2,054,204	1,719,412	1,587,209	**1,576,389**
Taxation	(719,815)	(674,648)	(541,855)	(538,681)	**(504,328)**
Profit from ordinary activities after taxation	1,339,353	1,379,556	1,177,557	1,048,528	**1,072,061**
Minority interests	(119)	(59)	4,140	(19,881)	**(26,353)**
Profit attributable to shareholders	1,339,234	1,379,497	1,181,697	1,028,647	**1,045,708**
Total non-current assets	14,982,773	15,343,546	17,273,208	18,906,152	**24,902,918**
Total current assets	3,873,113	3,249,879	1,883,833	1,673,563	**3,141,496**
Total assets	18,855,886	18,593,425	19,157,041	20,579,715	**28,044,414**
Total current liabilities	(2,830,014)	(2,872,972)	(1,685,966)	(2,608,676)	**(7,143,250)**
Total non-current liabilities and minority interests	(7,597,418)	(7,520,864)	(9,088,445)	(8,854,103)	**(11,027,605)**
Total liabilities and minority interests	(10,427,432)	(10,393,836)	(10,774,411)	(11,462,779)	**(18,170,855)**
Net assets less minority interests	8,428,454	8,199,589	8,382,630	9,116,936	**9,873,559**

REPORT OF THE PRC AUDITOR

To the shareholders of
Huadian Power International Corporation Limited

We have audited the accompanying Company's consolidated balance sheet and balance sheet as at 31 December 2004, and the consolidated income statement and profit appropriation statement, income statement and profit appropriation statement, consolidated cash flow statement and cash flow statement for the year then ended. The preparation of these financial statements is the responsibility of the Company's management. Our responsibility is to express an audit opinion on these financial statements based on our audit.

We conducted our audit in accordance with China's Independent Auditing Standards of the Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement. An audit includes examination, on a test basis, of evidence supporting the amounts and disclosures in the financial statements, an assessment of the accounting policies used and significant estimates made by the Company's management in the preparation of the financial statements, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the above-mentioned financial statements comply with the requirements of the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People's Republic of China and present fairly, in all material respects, the Company's consolidated financial position and financial position as at 31 December 2004, and the consolidated results of operations, results of operations, consolidated cash flows and cash flows for the year then ended.

KPMG Huazhen

Certified Public Accountants
Registered in the People's Republic of China

8/F, Office Tower E2
Oriental Plaza
No. 1, East Chang An Avenue
Beijing, The People's Republic of China
Post Code: 100738

Chen Yuhong
Yang Fang

22 March 2005

CONSOLIDATED BALANCE SHEET

as at 31 December 2004
(Prepared under PRC Accounting Standards and Regulations)
(Expressed in Renminbi'000)

	Note	2004	2003
ASSETS			
Current assets			
Cash at bank and in hand	4	**1,270,879**	589,871
Bank acceptance bills receivable		**49,633**	—
Trade receivables	5	**1,000,862**	835,677
Other receivables	6	**96,779**	38,057
Prepayments	7	**349,578**	14,365
Inventories	8	**358,036**	189,339
Total current assets		**3,125,767**	1,667,309
Long-term investments			
Long-term equity investments	9	**845,812**	566,279
Including consolidation difference and equity investment difference		**262,827**	259,640
Fixed assets			
Fixed assets, at cost		**30,992,853**	24,523,213
Less: Accumulated depreciation		**(10,267,481)**	(7,469,383)
Net book value of fixed assets	10	**20,725,372**	17,053,830
Construction materials	11	**1,881,316**	499,993
Construction in progress	11	**1,007,498**	209,706
Total fixed assets		**23,614,186**	17,763,529
Intangible assets and other assets			
Intangible assets	12	**143,276**	136,899
Investment prepayment	13	**—**	237,800
Total intangible assets and other assets		**143,276**	374,699
Deferred taxation			
Deferred tax assets	21	**61,667**	57,903
Total assets		**27,790,708**	20,429,719

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 105 to 154 form part of these financial statements.

(Expressed in Renminbi'000)

	Note	2004	2003
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Short-term loans	14	**3,115,847**	268,600
Trade payables	15	**1,426,699**	959,466
Wages and welfare payables		**105,552**	53,708
Taxes payable	16	**308,045**	412,020
Other payables	17	**17,551**	9,387
Other creditors	18	**426,171**	294,233
Long-term loans due within one year	19	**1,734,175**	611,525
Total current liabilities		**7,134,040**	2,608,939
Long-term liabilities			
Long-term loans	20	**9,762,943**	8,463,500
Special payables		**98,920**	11,220
Total long-term liabilities		**9,861,863**	8,474,720
Deferred taxation			
Deferred tax liabilities	21	**232,082**	100,468
Total liabilities		**17,227,985**	11,184,127
Minority interests		**747,968**	186,415

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 105 to 154 form part of these financial statements.

(Expressed in Renminbi'000)

	Note	**2004**	2003
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)			
Shareholders' equity			
Share capital	22	**5,256,084**	5,256,084
Capital reserve	23(a)	**755,383**	754,778
Surplus reserves	23(b)	**1,257,497**	1,100,897
Including statutory public welfare fund		**333,085**	283,920
Retained profits		**2,545,791**	1,947,418
Including cash dividends proposed after the balance sheet date	24(b)	**210,738**	183,963
Total shareholders' equity		**9,814,755**	9,059,177
Total liabilities and shareholders' equity		**27,790,708**	20,429,719

These financial statements are approved by the Board of Directors on 22 March 2005.

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 105 to 154 form part of these financial statements.

BALANCE SHEET

(Expressed in Renminbi'000)

	Note	2004	2003
ASSETS			
Current assets			
Cash at bank and in hand	4	**485,299**	481,795
Trade receivables	5	**572,929**	544,172
Other receivables	6	**75,436**	21,950
Prepayments	7	**309,571**	12,791
Inventories	8	**183,269**	121,284
Total current assets		**1,626,504**	1,181,992
Long-term investments			
Long-term equity investments	9	**2,674,992**	1,462,502
Fixed assets			
Fixed assets, at cost		**18,803,782**	18,643,429
Less: Accumulated depreciation		**(7,015,439)**	(6,055,122)
Net book value of fixed assets	10	**11,788,343**	12,588,307
Construction materials	11	**501,231**	74,910
Construction in progress	11	**207,100**	85,738
Total fixed assets		**12,496,674**	12,748,955
Intangible assets and other assets			
Intangible assets	12	**121,819**	119,717
Investment prepayment	13	**—**	237,800
Total intangible assets and other assets		**121,819**	357,517
Deferred taxation			
Deferred tax assets	21	**50,411**	43,398
Total assets		**16,970,400**	15,794,364

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 105 to 154 form part of these financial statements.

BALANCE SHEET *(continued)*

(Expressed in Renminbi'000)

	Note	2004	2003
LIABILITIES AND SHAREHOLDERS' EQUITY			
Current liabilities			
Short-term loans	14	**1,159,548**	50,000
Trade payables	15	**590,851**	440,741
Wages and welfare payables		**92,141**	48,918
Taxes payable	16	**255,938**	378,593
Other payables	17	**16,214**	8,881
Other creditors	18	**171,094**	192,306
Long-term loans due within one year	19	**1,298,959**	340,878
Total current liabilities		**3,584,745**	1,460,317
Long-term liabilities			
Long-term loans	20	**3,555,900**	5,274,870
Special payables		**15,000**	—
Total long-term liabilities		**3,570,900**	5,274,870
Total liabilities		**7,155,645**	6,735,187
Shareholders' equity			
Share capital	22	**5,256,084**	5,256,084
Capital reserve	23(a)	**755,383**	754,778
Surplus reserves	23(b)	**1,257,497**	1,100,897
Including statutory public welfare fund		**333,085**	283,920
Retained profits		**2,545,791**	1,947,418
Including cash dividends proposed after the balance sheet date	24(b)	**210,738**	183,963
Total shareholders' equity		**9,814,755**	9,059,177
Total liabilities and shareholders' equity		**16,970,400**	15,794,364

These financial statements are approved by the Board of Directors on 22 March 2005.

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 105 to 154 form part of these financial statements.

for the year ended 31 December 2004
(Prepared under PRC Accounting Standards and Regulations)
(Expressed in Renminbi'000)

	Note	**2004**	2003
Sales from principal activities	25	**10,175,438**	8,065,832
Less: Cost of sales from principal activities		**(7,364,476)**	(5,264,785)
Sales taxes and surcharges	26	**(108,213)**	(95,951)
Profit from principal activities		**2,702,749**	2,705,096
Add: Profit from other operations		**15,586**	6,190
Less: Operating expenses		**—**	(14,537)
General and administrative expenses		**(673,606)**	(595,220)
Financial expenses	27	**(493,708)**	(474,567)
Operating profit		**1,551,021**	1,626,962
Add: Investment income	28	**30,329**	—
Non-operating income		**8,884**	3,042
Less: Non-operating expenses		**(6,804)**	(38,714)
Profit before income tax		**1,583,430**	1,591,290
Less: Income tax	29	**(512,384)**	(548,189)
Minority interests		**(26,988)**	(19,567)
Net profit for the year		**1,044,058**	1,023,534
Add: Retained profits at the beginning of the year		**1,947,418**	1,371,755
Profits available for distribution		**2,991,476**	2,395,289
Less: Transfer to statutory surplus reserve	23(b)	**(104,400)**	(102,353)
Transfer to statutory public welfare fund	23(b)	**(52,200)**	(51,177)
Profits available for distribution to shareholders		**2,834,876**	2,241,759
Less: Ordinary shares' dividend appropriated to shareholders	24(a)	**(289,085)**	(294,341)
Retained profits carried forward		**2,545,791**	1,947,418
Including cash dividends proposed after the balance sheet date	24(b)	**210,738**	183,963

These financial statements are approved by the Board of Directors on 22 March 2005.

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 105 to 154 form part of these financial statements.

INCOME STATEMENT AND PROFIT APPROPRIATION STATEMENT

for the year ended 31 December 2004
(Prepared under PRC Accounting Standards and Regulations)
(Expressed in Renminbi'000)

	Note	2004	2003
Sales from principal activities	25	**6,668,344**	6,129,644
Less: Cost of sales from principal activities		**(4,679,280)**	(3,894,870)
Sales taxes and surcharges	26	**(75,649)**	(74,898)
Profit from principal activities		**1,913,415**	2,159,876
Add: Profit from other operations		**2,590**	1,200
Less: Operating expenses		**—**	(11,960)
General and administrative expenses		**(432,184)**	(414,111)
Financial expenses	27	**(223,241)**	(311,495)
Operating profit		**1,260,580**	1,423,510
Add: Investment income	28	**201,313**	96,119
Non-operating income		**40**	2,023
Less: Non-operating expenses		**(3,436)**	(22,925)
Profit before income tax		**1,458,497**	1,498,727
Less: Income tax	29	**(414,439)**	(475,193)
Net profit for the year		**1,044,058**	1,023,534
Add: Retained profits at the beginning of the year		**1,947,418**	1,371,755
Profits available for distribution		**2,991,476**	2,395,289
Less: Transfer to statutory surplus reserve	23(b)	**(104,400)**	(102,353)
Transfer to statutory public welfare fund	23(b)	**(52,200)**	(51,177)
Profits available for distribution to shareholders		**2,834,876**	2,241,759
Less: Ordinary shares' dividend appropriated to shareholders	24(a)	**(289,085)**	(294,341)
Retained profits carried forward		**2,545,791**	1,947,418
Including cash dividend proposed after the balance sheet date	24(b)	**210,738**	183,963

These financial statements are approved by the Board of Directors on 22 March 2005.

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 105 to 154 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

for the year ended 31 December 2004
(Prepared under PRC Accounting Standards and Regulations)
(Expressed in Renminbi'000)

	Notes to the consolidated cash flow statement	**2004**
Cash flows from operating activities		
Cash received from sales of electricity and heat		11,912,563
Other cash received relating to operating activities		133,589
Sub-total of cash inflows		12,046,152
Cash paid for goods and services		(5,847,761)
Cash paid to and for employees		(843,218)
Cash paid for all types of taxes		(1,858,265)
Other cash paid relating to operating activities		(557,797)
Sub-total of cash outflows		(9,107,041)
Net cash inflow from operating activities	(i)	2,939,111
Cash flows from investing activities		
Cash received from investment income		30,066
Net cash received from sales of fixed assets		231
Decrease in fixed deposits		66,088
Other cash received relating to investing activities		12,717
Sub-total of cash inflows		109,102
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(2,801,012)
Increase in fixed deposits		(55,808)
Cash paid for acquisition of investments		(262,700)
Acquisition of subsidiaries, net of cash acquired	(ii)	(216,293)
Sub-total of cash outflows		(3,335,813)
Net cash outflow from investing activities		(3,226,711)

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 105 to 154 form part of these financial statements.

(Expressed in Renminbi'000)

	Notes to the consolidated cash flow statement	2004
Cash flows from financing activities		
Proceeds from investments		9,000
Proceeds from borrowings		7,371,568
Proceeds from special payables		45,445
Sub-total of cash inflows		7,426,013
Repayments of borrowings		(5,534,719)
Cash paid for interest		(616,045)
Cash paid for dividends		(289,085)
Dividends paid to minority shareholders		(7,276)
Sub-total of cash outflows		(6,447,125)
Net cash inflow from financing activities		978,888
Net increase in cash and cash equivalents	(iii)	691,288

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 105 to 154 form part of these financial statements.

(Expressed in Renminbi'000)

Notes to the consolidated cash flow statement	**2004**
(i) Reconciliation of net profit to cash flows from operating activities	
Net profit	1,044,058
Add: Provision for impairment of assets	591
Depreciation of fixed assets	1,488,431
Amortisation of intangible assets	7,602
Amortisation of consolidation difference and equity investment difference	29,189
Net gains on disposal of fixed assets	(51)
Financial expenses	493,708
Investment income	(30,452)
Minority interests	26,988
Increase in net deferred tax liabilities	57,977
Increase in inventories	(112,290)
Increase in operating receivables	(308,063)
Increase in operating payables	241,423
Net cash inflow from operating activities	2,939,111

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 105 to 154 form part of these financial statements.

(Expressed in Renminbi'000)

Notes to the consolidated cash flow statement *(Continued)*

(ii) Net cash paid for acquisition of subsidiaries

	2004
Effect on the Group's assets and liabilities arose from acquisition of subsidiaries:	
Cash at bank and in hand	126,720
Trade receivables	230,107
Other receivables	39,399
Prepayments	8,424
Inventories	57,491
Long-term equity investments	16,200
Fixed assets	3,075,301
Construction materials and construction in progress	1,359,268
Deferred tax assets	4,241
Trade payables	(185,899)
Wages and welfare payables	(4,014)
Taxes payable	(34,171)
Other payables	(384)
Other creditors	(56,760)
Loans	(3,432,491)
Special payables	(42,860)
Deferred tax liabilities	(74,114)
Minority interests	(535,081)
Net assets and liabilities acquired	551,377
Equity investment difference	29,436
Initial investment cost	580,813
Less: Investment prepayment paid in 2003	(237,800)
Investment cost paid for acquisition of subsidiaries in 2004	343,013
Less: Cash at bank and in hand acquired from subsidiaries	(126,720)
Net cash outflow from acquisition of subsidiaries	216,293

He Gong
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Tao Yunpang
Head of accounting department

The notes on pages 105 to 154 form part of these financial statements.

Notes to the consolidated cash flow statement *(Continued)*	**2004**
(iii) Net increase in cash and cash equivalents	
Cash and cash equivalents at the end of the year	1,260,127
Less: Cash and cash equivalents at the beginning of the year	(568,839)
Net increase in cash and cash equivalents	691,288

These financial statements are approved by the Board of Directors on 22 March 2005.

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 105 to 154 form part of these financial statements.

(Expressed in Renminbi'000)

	Notes to the cash flow statement	2004
Cash flows from operating activities		
Cash received from sales of electricity and heat		7,773,205
Other cash received relating to operating activities		16,186
Sub-total of cash inflows		7,789,391
Cash paid for goods and services		(3,654,915)
Cash paid to and for employees		(577,556)
Cash paid for all types of taxes		(1,402,568)
Other cash paid relating to operating activities		(312,684)
Sub-total of cash outflows		(5,947,723)
Net cash inflow from operating activities	(i)	1,841,668
Cash flows from investing activities		
Cash received from investment income		49,548
Net cash received from sales of fixed assets		138
Decrease in fixed deposits		66,088
Other cash received relating to investing activities		9,291
Sub-total of cash inflows		125,065
Cash paid for acquisition of fixed assets, intangible assets and other long-term assets		(890,074)
Increase in fixed deposits		(55,808)
Cash paid for acquisition of investments		(820,953)
Sub-total of cash outflows		(1,766,835)
Net cash outflow from investing activities		(1,641,770)

He Gong
Legal representative

Zhu Fangxin
Person in charge of the accounting affairs

Tao Yunpang
Head of accounting department

The notes on pages 105 to 154 form part of these financial statements.

(Expressed in Renminbi'000)

	Notes to the cash flow statement	2004
Cash flows from financing activities		
Proceeds from borrowings		3,279,531
Proceeds from special payables		15,000
Sub-total of cash inflows		3,294,531
Repayments of borrowings		(2,930,872)
Cash paid for interest		(260,688)
Cash paid for dividends		(289,085)
Sub-total of cash outflows		(3,480,645)
Net cash outflow from financing activities		(186,114)
Net increase in cash and cash equivalents	(ii)	13,784

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 105 to 154 form part of these financial statements.

(Expressed in Renminbi'000)

Notes to the cash flow statement	**2004**
(i) Reconciliation of net profit to cash flows from operating activities	
Net profit	1,044,058
Add: Written back provision for impairment of assets	(371)
Depreciation of fixed assets	977,116
Amortisation of intangible assets	7,081
Amortisation of equity investment difference	28,538
Net gains on disposal of fixed assets	(103)
Financial expenses	223,241
Investment income	(229,851)
Increase in deferred tax assets	(7,013)
Increase in inventories	(62,318)
Increase in operating receivables	(355,229)
Increase in operating payables	216,519
Net cash inflow from operating activities	1,841,668
(ii) Net increase in cash and cash equivalents	
Cash and cash equivalents at the end of the year	474,547
Less: Cash and cash equivalents at the beginning of the year	(460,763)
Increase in cash and cash equivalents	13,784

These financial statements are approved by the Board of Directors on 22 March 2005.

He Gong	**Zhu Fangxin**	**Tao Yunpang**
Legal representative	*Person in charge of the accounting affairs*	*Head of accounting department*

The notes on pages 105 to 154 form part of these financial statements.

(Expressed in Renminbi)

1 COMPANY STATUS

Huadian Power International Corporation Limited (formerly known as "Shandong International Power Development Company Limited") (hereinafter referred to as the "Company") is a joint stock company limited by shares established in the People's Republic of China (the "PRC") on 28 June 1994 pursuant to the approval document (Ti Gai Sheng [1994] No. 76 - Reply on the approval for the establishment of Shandong International Power Development Company Limited) issued by the former State Commission for Economic Restructuring of the PRC. The Company had a registered share capital of Rmb 3,825,056,200, divided into 3,825,056,200 ordinary shares of Rmb 1 each. At the same date, the Company's joint promoters, namely Shandong Electric Power (Group) Corporation ("SEPCO"), Shandong International Trust and Investment Corporation, Shandong Luneng Development (Group) Company Limited, China Power Trust and Investment Company Limited and Zaozhuang City Infrastructure Investment Company, injected all assets (except parcels of land) and liabilities, together with certain construction in progress, of two power plants in Zouxian and Shiliquan of Shandong Province into the Company. In return, these joint promoters were being allotted the entire share capital mentioned above.

Pursuant to the document (Zheng Jian Fa [1998] No. 317) issued by the Securities Commission of the State Council on 15 December 1998, the Company was authorised to issue H shares and its registered share capital had been increased to 5,256,084,200 ordinary shares of Rmb 1 each, comprising of 3,825,056,200 domestic shares (representing 72.77% of the total share capital) and 1,431,028,000 H shares (representing 27.23% of the total share capital). The Company's 1,431,028,000 H shares were successfully listed on The Stock Exchange of Hong Kong Limited in June 1999.

On 1 April 2003, SEPCO, the Company's former holding company, transferred its 53.56% equity interest in the Company to China Huadian Corporation ("China Huadian"), a wholly state-owned enterprise. China Huadian thus became the Company's holding company after the change in equity interest.

The Company changed its name from "Shandong International Power Development Company Limited" to "Huadian Power International Corporation Limited" pursuant to a resolution passed on the general meeting held on 24 June 2003. On 1 November 2003, the Company obtained a new business licence for body corporate (Qi Gu Lu Zong Zi No. 003922).

The Company, its subsidiaries and jointly controlled entities are principally engaged in power generation and heat supply activities. Electricity generated is transmitted to power grid companies of provinces in which the power plants are located.

In January 2005, the Company was approved by China Securities Regulatory Commission, with Zheng Jian Fa Xing Zi [2005] No. 2, to issue 765,000,000 A Shares. Registered capital of ordinary shares with par value of Rmb 1 each was increased to 6,021,084,200 shares. These new A Shares include 196,000,000 unlisted State-owned Shares. The remaining 569,000,000 A shares were listed on the Shanghai Stock Exchange on 3 February 2005.

2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted by the Company, its subsidiaries and jointly controlled entities in proportionate consolidation ("the Group") in the preparation of the financial statements conform to the Accounting Standards for Business Enterprises, the Accounting Regulations for Business Enterprises and other relevant regulations issued by the Ministry of Finance ("MOF") of the People's Republic of China.

For details of the names, principal activities, registered capital, investment costs, percentage of each class of equity held by the Group during the reporting period and the period of consolidation of the Group's subsidiaries and jointly control entities, please refer to note 33.

(a) Accounting year

The accounting year of the Group is from 1 January to 31 December.

(b) Basis of consolidation

The Group's consolidated financial statements are prepared in accordance with the Accounting Regulations for Business Enterprises and Cai Kuai Zi [1995] No. 11 "Provisional regulations on consolidated financial statements" issued by the MOF.

The consolidated financial statements include the financial statements of the Company and all of its subsidiaries. Subsidiaries are those entities in which the Company directly or indirectly, holds more than 50% (50% not inclusive) of the issued share capital, or has the power to control despite the issued share capital held by the Company is less than 50%. The results of the subsidiaries during the period in which the Company holds more than 50% of the issued share capital or the Company has the power to control despite the issued share capital held is less than 50%, are included in the consolidated income statement of the Group. The effect of minority interests on equity and profit/loss attributable to minority interests are separately shown in the consolidated financial statements.

Jointly control entities are enterprises over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Company's proportionate share of the jointly controlled entities' assets, liabilities, revenue, costs and expenses with items of similar nature on a line by line basis.

Where the accounting policies adopted by the subsidiaries or the jointly controlled entities are different from the policies adopted by the Company, the financial statements of the subsidiaries and the jointly controlled entities have been adjusted in accordance with the accounting policies adopted by the Company on consolidation. All significant inter-company balances and transactions, and any unrealised gains arising from inter-company transactions, have been eliminated on consolidation.

2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(c) Basis of preparation and measurement basis

The Group's basis of preparation is on an accrual basis. Unless specifically stated, the measurement basis is under the historical cost convention.

(d) Reporting currency

The Group's reporting currency is Renminbi.

(e) Translation of foreign currencies

Foreign currency transactions during the year are translated into Renminbi at the exchange rates quoted by the People's Bank of China and other exchange rates recognised by the state ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the exchange rates quoted by the People's Bank of China and other exchange rates recognised by the state ruling at the balance sheet date. Exchange gains and losses on foreign currency translation, except for the exchange gains and losses directly relating to the construction of fixed assets (see note 2(j)), are dealt with in the income statement.

(f) Cash equivalents

Cash equivalents are short-term (initial term of less than three months), highly liquid investments which are readily convertible into known amounts of cash, and which are subject to an insignificant risk of change in value.

(g) Provision for bad and doubtful debts

The provision for bad and doubtful debts is estimated by management based on individual trade receivables which show signs of uncollectibility and an ageing analysis. Provision for other receivables is determined based on their specific nature and management's estimate of their collectibility.

(h) Inventories

Inventories, comprising coal, fuel oil, materials, components and spare parts, are stated at cost, less provision for obsolescence.

Cost includes cost of purchase and, where applicable, transportation cost and handling fee. The cost of coal and fuel oil is calculated on the weighted average basis. The cost of materials, components and spare parts is calculated on the first-in-first-out basis.

The Group adopts a perpetual inventory system.

2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(i) Long-term equity investments

Long-term investments are stated at the lower of the carrying amount and the recoverable amount. A provision for impairment which is determined on an item by item basis is made on the difference between the carrying amount and the recoverable amount if the latter amount is lower.

Where the Company has the power to control, jointly control or exercise significant influence over an investee enterprise, the investment is accounted for under the equity method of accounting whereby the investment is initially recorded at cost and adjusted thereafter for any post acquisition change in the Company's share of the investors' equity in the investee enterprise.

Equity investment difference, which is the difference between the initial investment cost and the Company's share of investors' equity in the investee enterprise, is accounted for as follows:

— Any excess of the initial investment cost over the Company's share of the investors' equity in the investee enterprise is amortised on a straight-line basis. The amortisation period is determined according to the investment period as stipulated in the relevant agreement, or 10 years if the investment period is not specified in the agreement. The unamortised balance is included in long-term equity investments at the year end.

— Any shortfall of the initial investment cost over the Company's share of the investors' equity in the investee enterprise is amortised on a straight-line basis over the investment period as stipulated in the relevant agreement, or 10 years if the investment was acquired before the MOF's issuance of the "Questions and answers on implementing Accounting Regulations for Business Enterprises and related accounting standards (II)" (Cai Kuai [2003] No. 10). The unamortised balance is included in long-term equity investments at the year end. Such shortfalls are recognised in the "Capital reserve - reserve for equity investment" if the investment was acquired after the issuance of Cai Kuai [2003] No. 10.

An associate is a company in which the Group or the Company holds, for long-term purposes, not less than 20% but not more than 50% of its equity interests and has no power to control, but exercises significant influence in its management.

Where the Group and the Company does not control, jointly control or exercise significant influence over an investee enterprise, the investment is accounted for under the cost method, stating it at the initial investment cost. Investment income is recognised when the investee enterprise declares a cash dividend or distributes profits.

Upon the disposal or transfer of long-term equity investments, the difference between the proceeds received and the carrying amount of the investments is recognised in the income statement.

The Group makes provision for impairment losses on long-term equity investments (see note 2(m)).

2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(j) Fixed assets and construction in progress

Fixed assets are assets with comparatively high unit values held by the Group for use in the production of electricity and heat and for administrative purposes. They are expected to be used for more than one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment losses (see note 2(m)). Construction in progress is stated in the balance sheet at cost less impairment losses (see note 2(m)).

All direct and indirect costs that are related to the construction of fixed assets and incurred before the assets are ready for their intended use are capitalised as construction in progress. Those costs include borrowing costs (including foreign exchange differences arising from the loan principal and the related interest) on specific borrowings for the construction of the fixed assets during the construction period.

Construction in progress is transferred to fixed assets when it is ready for its intended use. No depreciation is provided against construction in progress.

Fixed assets are depreciated using the straight-line method over their estimated useful lives. The respective estimated useful lives and the estimated rate of residual values on cost adopted for the Group's fixed assets are as follows:

	Estimated useful life	Estimated rate of residual value
Land use rights and buildings	15 - 50 years	0% - 3%
Generators and related machinery and equipment	10 - 20 years	3%
Others	5 - 10 years	3%

(k) Operating lease charges

Rental payments under operating leases are charged as expenses on a straight-line basis over the lease term.

(l) Intangible assets

Intangible assets mainly represent land use right.

Land use right are stated in the balance sheet at cost less accumulated amortisation and impairment losses (see note 2(m)).

The cost of the land use right is amortised on a straight-line basis over the land use right period.

2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(m) Impairment loss

The carrying amounts of assets (including long-term investments, fixed assets, construction in progress, intangible assets and other assets) are reviewed regularly at each balance sheet date to determine whether their recoverable amounts have declined below their carrying amounts. Assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is the impairment loss.

The recoverable amount is the greater of the net selling price and the present value of the estimated future cash flows arising from the continuous use of the asset and from the disposal of the asset at the end of its useful life.

Provision for impairment loss is calculated on an item by item basis and recognised as an expense in the income statement. However, when a deficit between the initial investment cost and the Company's share of the investors' equity of the investee enterprise has been credited to the capital reserve, any impairment losses for long-term equity investment are firstly set off against the difference initially recognised in the capital reserve relating to the investment and any excess impairment losses are then recognised in the income statement.

If there is an indication that there has been a change in the estimates used to determine the recoverable amount and as a result the estimated recoverable amount is greater than the carrying amount of the asset, the impairment loss recognised in prior year is reversed. Reversals of impairment losses are recognised in the income statement. Impairment losses are reversed to the extent of the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. In respect of the reversal of an impairment loss for a long-term equity investment, the reversal starts with the impairment losses that had previously been recognised in the income statement and then the impairment losses that had been charged to capital reserve.

(n) Income tax

Income tax is recognised using the tax effect accounting method. Income tax for the year comprises current tax paid and payable and movement of deferred tax assets and liabilities.

Current tax is calculated at the applicable tax rate on taxable income.

Deferred tax is provided using the liability method for the differences between the accounting profits and the taxable profits arising from the timing differences in recognising income, expenses or losses between the accounting and tax regulations. When the tax rate changes or a new type of tax is levied, adjustments are made to the amounts originally recognised for the timing differences under the liability method. The current tax rates are used in arriving at the reversal amounts when the timing differences are reversed.

Deferred tax assets arising from tax losses, which are expected to be utilised against future taxable profits, are set off against the deferred tax liabilities (only for the same taxpayer within the same jurisdiction). When it is not probable that the tax benefits of deferred tax assets will be realised, the deferred tax assets are reduced to the extent that the related benefits are expected to be realised.

2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(o) Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligations and a reliable estimate can be made.

Where it is not probable that the settlement of the above obligation will cause an outflow of economic benefits, or the amount of the outflow cannot be estimated reliably, the obligation is disclosed as a contingent liability.

(p) Special payables

Special payables are fund granted by the state specially for environmental protection purposes. The funds are recognised as special payables when received. Upon the completion of the related projects, the fund will be transferred to capital reserve.

(q) Revenue recognition

When it is probable that the economic benefits will flow to the Group and the revenue and costs can be measured reliably, revenue is recognised in the income statement according to the following methods:

(i) Electricity income

Electricity income is recognised when electricity is supplied to the respective provincial grid companies where the power plants are located.

(ii) Heat income

Heat income is recognised when heat is supplied to customers.

(r) Borrowing costs

Borrowing costs incurred on specific borrowings for the construction of fixed assets are capitalised into the cost of the fixed assets during the construction period until the fixed assets are ready for their intended uses.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(s) Major overhaul, repair and maintenance expenses

Major overhaul, repair and maintenance expenses are recognised in the income statement when incurred.

2 BASIS OF PREPARATION OF FINANCIAL STATEMENTS AND SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(t) Dividends appropriation

Cash dividends are recognised in the income statement and profit appropriation statement when declared. Cash dividends approved after the balance sheet date, but before the date on which the financial statements are authorised for issue, are separately disclosed in the shareholders' equity in the balance sheet.

(u) Retirement benefits

Pursuant to the relevant laws and regulations in the PRC, the Group has joined a defined contribution retirement plan arranged by governmental organisations for the employees. The Group makes contributions to the retirement scheme at the applicable rates based on the employees' salaries. The required contributions under the retirement plans are charged to the income statement when they are due.

(v) Related parties

If the Group has the power, directly or indirectly, to control, jointly control or exercise significant influence over another party, or vice versa, or where the Group and one or more parties are subject to common control from another party, they are considered to be related parties. Related parties may be individuals or enterprises.

(w) Fair value hedges

Where a derivative financial instrument hedges the change in fair value of a recognised asset or liability, any gain or loss on the hedging instrument is recognised in the income statement. The hedged item is stated at fair value in respect of the risk being hedged, with any gain or loss being recognised in the income statement.

(Expressed in Renminbi)

3 TAXATION

The types of tax and tax rates applicable to the Group are as follows:

	Tax rate	Tax basis
Value added tax ("VAT")		
— Sales of electricity	17%	based on sales
— Sales of heat	13%	based on sales
City maintenance and construction tax	5 - 7%	based on VAT payable
Income tax (note)	15, 33%	based on taxable income

Note: *The income tax rates applicable to the Group are mainly 33% for the years ended 31 December 2003 and 2004, except for Sichuan Guangan Power Generation Company Limited ("Guangan Company").*

The preferential tax treatments of the Group in 2004 are mainly set out below:

Company name	Preferential tax rate	Reasons for preferential treatment
Guangan Company	15%	Enterprise income tax preferential policies on the development of the Western Region

Pursuant to the Notice of the Ministry of Finance, the State Administration of Taxation and the General Administration of Customs on Relevant Issues Concerning Tax Preferential Policies on the Development of the Western Region (Cai Shui [2001] No. 202) and the Notice of the State Administration of Taxation on Opinions Regarding the Implementation of Taxation Policies on the Development of the Western Region (Guo Shui Fa [2002] No. 47), during the period from 2001 to 2010, upon verification and confirmation by tax authorities, enterprises may enjoy a reduced enterprise income tax rate of 15%. In accordance with the approval document issued by the State Administration of Taxation of Sichuan Province, Guangan Company's enterprise income tax rate for 2004 had been reduced to 15%.

4 CASH AT BANK AND IN HAND

	The Group				The Company			
	2004		2003		**2004**		2003	
	Original currency '000	**Renminbi/ Renminbi equivalent** '000	Original currency '000	Renminbi/ Renminbi equivalent '000	**Original currency** '000	**Renminbi/ Renminbi equivalent** '000	Original currency '000	Renminbi/ Renminbi equivalent '000
Cash in hand								
— Renminbi		**3,801**		470		**1,406**		401
Saving accounts and fixed deposits with banks and other financial institutions (within three months)								
— Renminbi		**1,256,266**		567,586		**473,081**		459,579
— US Dollars	**6**	**48**	91	752	**6**	**48**	91	752
— HK Dollars	**11**	**12**	29	31	**11**	**12**	29	31
		1,256,326		568,369		**473,141**		460,362
Cash and cash equivalents		**1,260,127**		568,839		**474,547**		460,763
Fixed deposits with banks (over three months)								
— Renminbi		**10,752**		21,032		**10,752**		21,032
		1,270,879		589,871		**485,299**		481,795

The foreign currency saving accounts and fixed deposits with banks and other financial institutions are translated into Renminbi at the following exchange rates:

	2004	2003
US Dollars	**8.2765**	8.2767
HK Dollars	**1.0637**	1.0657

5 TRADE RECEIVABLES

	The Group		The Company	
	2004	2003	**2004**	2003
	'000	*'000*	***'000***	*'000*
Trade receivables for the sale of electricity	**961,758**	780,134	**572,929**	544,172
Trade receivables for the sale of heat	**40,694**	55,543	**—**	—
	1,002,452	835,677	**572,929**	544,172
Less: Provision for bad and doubtful debts	**(1,590)**	—	**—**	—
Total	**1,000,862**	835,677	**572,929**	544,172

The analysis of provision for bad and doubtful debts is as follows:

	The Group
	2004
	'000
Charge for the year and balance at 31 December 2004	1,590

5 TRADE RECEIVABLES(Continued)

The ageing analysis of trade receivables is as follows:

	The Group							
	2004				2003			
Ageing	Amount '000	Proportion	Provision '000	Proportion	Amount '000	Proportion	Provision '000	Proportion
Within one year	970,647	96.8%	—	—	835,677	100%	—	—
Between one to two years	3,189	0.3%	159	5.0%	—	—	—	—
Between two to three years	26,918	2.7%	1,346	5.0%	—	—	—	—
Over three years	1,698	0.2%	85	5.0%	—	—	—	—
Total	1,002,452	100.0%	1,590	0.2%	835,677	100%	—	—

	The Company							
	2004				2003			
Ageing	Amount '000	Proportion	Provision '000	Proportion	Amount '000	Proportion	Provision '000	Proportion
Within one year	572,929	100%	—	—	544,172	100%	—	—

No evidence indicated that recoverability problem exists for the trade receivables aged within one year, therefore no provision for bad and doubtful debts has been made in this regard.

Total of the five largest trade receivables are as follows:

	2004		2003	
	Amount '000	Percentage of trade receivables	Amount '000	Percentage of trade receivables
The Group	997,996	99%	831,102	99%
The Company	572,929	100%	544,172	100%

There is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of trade receivables.

The Group had no individually significant trade receivables been fully or substantially provided for.

6 OTHER RECEIVABLES

	The Group		The Company	
	2004	2003	**2004**	2003
	'000	'000	**'000**	'000
Amounts due from related parties	**—**	—	**37,096**	2,562
Others	**108,892**	49,296	**41,968**	23,720
	108,892	49,296	**79,064**	26,282
Less: Provision for bad and doubtful debts	**(12,113)**	(11,239)	**(3,628)**	(4,332)
Total	**96,779**	38,057	**75,436**	21,950

Analysis of provision for bad and doubtful debts is as follows:

	The Group		The Company	
	2004	2003	**2004**	2003
	'000	'000	**'000**	'000
Balance at 1 January	**11,239**	13,167	**4,332**	6,538
Transfer from acquisition of subsidiaries	**2,957**	—	**—**	—
Written back during the year	**(2,083)**	(1,928)	**(704)**	(2,206)
Balance at 31 December	**12,113**	11,239	**3,628**	4,332

The ageing analysis of other receivables is as follows:

	The Group							
	2004				2003			
Ageing	**Amount '000**	**Proportion**	**Provision '000**	**Proportion**	Amount '000	Proportion	Provision '000	Proportion
Within one year	**86,634**	**79.6%**	**1,103**	**1.3%**	32,697	66.3%	1,250	3.8%
Between one to two years	**3,708**	**3.4%**	**2**	**0.1%**	1,730	3.5%	11	0.6%
Between two to three years	**385**	**0.4%**	**7**	**1.8%**	7,838	15.9%	3,557	45.4%
Over three years	**18,165**	**16.6%**	**11,001**	**60.6%**	7,031	14.3%	6,421	91.3%
Total	**108,892**	**100.0%**	**12,113**	**11.1%**	49,296	100.0%	11,239	22.8%

6 OTHER RECEIVABLES *(Continued)*

	The Company							
	2004				2003			
Ageing	Amount '000	Proportion	Provision '000	Proportion	Amount '000	Proportion	Provision '000	Proportion
Within one year	72,223	91.4%	68	0.1%	20,774	79.0%	779	3.7%
Between one to two years	3,276	4.1%	2	0.1%	413	1.6%	11	2.7%
Between two to three years	14	—	7	50.0%	—	—	—	—
Over three years	3,551	4.5%	3,551	100.0%	5,095	19.4%	3,542	69.5%
Total	79,064	100.0%	3,628	4.6%	26,282	100.0%	4,332	16.5%

Total of the five largest other receivables are as follows:

	2004		2003	
	Amount '000	Percentage of trade receivables	Amount '000	Percentage of trade receivables
The Group	43,091	39.6%	25,420	51.6%
The Company	41,199	52.1%	19,069	72.6%

There is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of other receivables.

The Group or the Company had no individually significant write back or write off of other receivables and had no individually significant other receivable been fully or substantially provided for.

7 PREPAYMENTS

	The Group		The Company	
	2004	2003	**2004**	2003
	'000	*'000*	***'000***	*'000*
Prepayments to related parties	—	—	**2,716**	—
Others	**349,578**	14,365	**306,855**	12,791
Total	**349,578**	14,365	**309,571**	12,791

	The Group				The Company			
	2004		2003		**2004**		2003	
Ageing	**Amount '000**	**Proportion**	Amount '000	Proportion	**Amount '000**	**Proportion**	Amount '000	Proportion
Within one year	**342,558**	**98%**	14,205	99%	**304,904**	**98%**	12,631	99%
Between one to two years	**7,020**	**2%**	160	1%	**4,667**	**2%**	160	1%
Total	**349,578**	**100%**	14,365	100%	**309,571**	**100%**	12,791	100%

There is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of prepayments.

Prepayments aged over one year mainly represent deposit for future purchase and prepaid rentals.

8 INVENTORIES

	The Group		The Company	
	2004	2003	**2004**	2003
	'000	*'000*	***'000***	*'000*
Coal	**155,869**	51,023	**58,741**	22,618
Fuel oil	**39,712**	8,603	**23,250**	4,158
Materials, components and spare parts	**229,723**	194,264	**160,033**	152,930
	425,304	253,890	**242,024**	179,706
Less: Provision for diminution in value of inventories	**(67,268)**	(64,551)	**(58,755)**	(58,422)
	358,036	189,339	**183,269**	121,284

Provision for diminution in value of inventories represent provision for obsolescence for materials, components and spare parts.

Provision for diminution in value of inventories

	The Group		The Company	
	2004	2003	**2004**	2003
	'000	*'000*	***'000***	*'000*
Balance at 1 January	**64,551**	40,727	**58,422**	38,215
Transfer from acquisition of subsidiaries	**1,633**	—	—	—
Charge for the year	**1,084**	23,824	**333**	20,207
Balance at 31 December	**67,268**	64,551	**58,755**	58,422

Cost of inventories recognised in cost of sales and expenses are as follows:

	2004	2003
	'000	*'000*
The Group	**5,098,095**	3,023,549
The Company	**3,158,380**	2,219,027

All inventories are purchased.

9 LONG-TERM EQUITY INVESTMENTS

The Group

	Investments in associates '000	Other equity investments '000	Consolidation difference and equity investment difference '000	Total '000
Cost of investment:				
Balance at 1 January	173,600	133,039	259,640	566,279
Transfer from acquisition of subsidiaries	16,200	—	29,436	45,636
Additions for the year	217,160	42,600	2,940	262,700
Adjustments under equity method	386	—	—	386
Amortisation for the year	—	—	(29,189)	(29,189)
Balance at 31 December	407,346	175,639	262,827	845,812

The Company

	Investments in subsidiaries '000	Investments in jointly controlled entities '000	Investments in associates '000	Other equity investments '000	Equity investment difference '000	Total '000
Balance at 1 January	593,469	310,660	173,600	130,339	254,434	1,462,502
Additions for the year	784,577	—	199,200	42,600	32,376	1,058,753
Adjustments under equity method	111,121	89,124	386	—	—	200,631
Amortisation for the year	—	—	—	—	(28,538)	(28,538)
Dividends receivable	(16,298)	(2,058)	—	—	—	(18,356)
Transfer to investment in subsidiary (note)	269,490	(269,490)	—	—	—	—
Balance at 31 December	1,742,359	128,236	373,186	172,939	258,272	2,674,992

Note: Qingdao Power Plant (a previous jointly controlled entity), registered as a limited liability company in the PRC on 28 December 2004 and changed its name to Huadian Qingdao Power Company Limited ("Qiangdao Company") accordingly.

Pursuant to the articles of association of Qingdao Company, the Company has obtained the power to control Qingdao Company. Therefore, Qingdao Company became a subsidiary of the Company from 28 December 2004. The Group changed from adopting proportionate consolidation accounting method to consolidation accounting method to account for its investment in Qingdao Company in the preparation of the consolidated financial statements thereafter.

9 LONG-TERM EQUITY INVESTMENTS *(Continued)*

No impairment losses was made by the Group for any individually significant long-term equity investment.

The details of subsidiaries, jointly controlled entities and associates of the Company are listed in note 33.

(a) At 31 December 2004, the investment in principal subsidiaries of the Company are analysed as follows:

	Guangan Company '000	Qingdao Company '000	Huadian Zibo Power Company Limited ("Zibo Company") '000	Huadian Zhangqiu Power Company Limited ("Zhangqiu Company") '000	Huadian Tengzhou Xinyuan Power Company Limited (formerly Shandong Tengzhou Xinyuan Power Company Limited) ("Tengzhou Company") '000	Other subsidiaries '000	Total '000
Percentage of equity interest held by the Group	80%	55%	100%	70%	54.49%		
Investment period	Nil	20 years	Nil	Nil	Nil		
Initial investment cost — At 31 December 2004	580,813	248,318	254,800	126,000	133,620	63,322	1,406,873
Cost of investment							
Balance at 1 January	—	—	282,834	141,588	130,524	38,523	593,469
Transfer to investment in subsidiary	—	269,490	—	—	—	—	269,490
Add: Additions for the year	551,377	209,000	—	—	—	24,200	784,577
Adjustments under equity method	78,846	—	8,285	10,952	3,592	9,446	111,121
Less: Dividends receivable	—	—	—	(10,079)	(6,219)	—	(16,298)
Balance at 31 December	630,223	478,490	291,119	142,461	127,897	72,169	1,742,359

9 LONG-TERM EQUITY INVESTMENTS *(Continued)*

(b) At 31 December 2004, the investment in the principal jointly controlled entities of the Company are analysed as follows:

	Qingdao Power Plant *'000*	Weifang Power Plant *'000*	Total *'000*
Percentage of equity interest held by the Group	55%	30%	
Investment period	15 years	15 years	
Initial investment cost			
— At 31 December 2004	—	193,983	193,983
Cost of investment			
Balance at 1 January	215,647	95,013	310,660
Add: Adjustments under equity method	53,843	35,281	89,124
Dividends receivable	—	(2,058)	(2,058)
Less: Transfer to investment in subsidiary	(269,490)	—	(269,490)
Balance at 31 December	—	128,236	128,236

9 LONG-TERM EQUITY INVESTMENTS *(Continued)*

(c) At 31 December 2004, the investment in principal associates of the Group and the Company are listed as follows:

Associates	Investment period	Initial investment cost '000 (At 31 December 2004)	Percentage of equity interest held by the Group	Balance at 1 January '000	Additions for the year '000	Transfer from acquisition of subsidiary '000	Adjustments under equity method '000	Balance at 31 December '000
The Company								
Ningxia Yinglite Zhongning Power Company Limited ("Zhongning Company")	25 years (construction period excluded)	25,600	50%	5,600	20,000	—	—	25,600
Ningxia Power Generation Company (Group) Limited ("Ningxia Power Company")	Nil	168,000	31.11%	168,000	—	—	386	168,386
Anhui Chizhou Jinhua Power Generation Company Limited ("Chizhou Company")	30 years	182,140	40%	—	179,200	—	—	179,200
The Company total		375,740		173,600	199,200	—	386	373,186
Sichuan Huayingshan Longtan Coal Company Limited ("Longtan Coal Company")	Nil	34,160	36%	—	17,960	16,200	—	34,160
The Group total		409,900		173,600	217,160	16,200	386	407,346

9 LONG-TERM EQUITY INVESTMENTS *(Continued)*

(d) At 31 December 2004, the investment in principal other equity investments are listed as follows:

Name of investee enterprise	Investment period	Initial investment cost '000 (At 31 December 2004)	Percentage of equity interest	Balance at 1 January '000	Additions for the year '000	Balance at 31 December '000
The Company						
Shandong Luneng Heze Coal Power Development Limited (formerly known as Shandong Luneng Heze Minerals Development Company Limited)	50 years	91,339	18.4%	91,339	–	91,339
Shandong Luneng Minerals Group Company Limited (formerly known as Shandong Luneng Hengyuan Trading Group Company Limited)	Nil	69,000	7.04%	39,000	30,000	69,000
Shanxi Jinzhongnan Railway Coal Distribution Company	Nil	12,600	14.0%	–	12,600	12,600
The Company total		172,939		130,339	42,600	172,939
Others		2,700	–	2,700	–	2,700
The Group total		175,639		133,039	42,600	175,639

9 LONG-TERM EQUITY INVESTMENTS *(Continued)*

(d) At 31 December 2004, the investment in principal other equity investments are listed as follows: *(continued)*

	Guangan Company '000	Qingdao Company '000	Weifang Power Plant '000	Chizhou Company '000	Others '000	The Company total '000	Zibo Company '000	The Group total '000
Amortisation period	10 years	15 years	15 years	10 years			10 years	
Consolidation difference and equity investment difference:								
Balance at 1 January	—	90,412	235,706	—	37,556	363,674	6,506	370,180
Additions for the year	29,436	—	—	2,940	—	32,376	—	32,376
Balance at 31 December	29,436	90,412	235,706	2,940	37,556	396,050	6,506	402,556
Accumulated amortisation:								
Balance at 1 January	—	(27,122)	(66,785)	—	(15,333)	(109,240)	(1,300)	(110,540)
Amortisation for the year	(2,944)	(6,027)	(15,713)	(123)	(3,731)	(28,538)	(651)	(29,189)
Balance at 31 December	(2,944)	(33,149)	(82,498)	(123)	(19,064)	(137,778)	(1,951)	(139,729)
Net book value:								
Balance at 31 December	26,492	57,263	153,208	2,817	18,492	258,272	4,555	262,827
Balance at 1 January	—	63,290	168,921	—	22,223	254,434	5,206	259,640

At 31 December 2004, the Group's proportion of the total long-term investments to the net assets was 8.6% (2003: 6.3%).

10 FIXED ASSETS

	The Group			
	Land use rights and buildings '000	Generators and related machinery and equipment '000	Others '000	Total '000
Cost:				
Balance at 1 January	5,711,832	18,298,680	512,701	24,523,213
Transfer from acquisition of subsidiaries	1,533,535	2,816,465	55,531	4,405,531
Additions for the year	11,448	6,096	16,409	33,953
Transfer from construction in progress (note 11)	679,442	1,319,086	52,371	2,050,899
Disposals for the year	—	(19,115)	(1,628)	(20,743)
Balance at 31 December	7,936,257	22,421,212	635,384	30,992,853
Accumulated depreciation:				
Balance at 1 January	(1,553,655)	(5,711,819)	(203,909)	(7,469,383)
Transfer from acquisition of subsidiaries	(332,316)	(964,605)	(33,309)	(1,330,230)
Charge for the year	(320,440)	(1,107,417)	(60,574)	(1,488,431)
Written back on disposal	—	19,102	1,461	20,563
Balance at 31 December	(2,206,411)	(7,764,739)	(296,331)	(10,267,481)
Net book value:				
Balance at 31 December	5,729,846	14,656,473	339,053	20,725,372
Balance at 1 January	4,158,177	12,586,861	308,792	17,053,830

10 FIXED ASSETS *(Continued)*

	The Company			
	Land use rights and buildings *'000*	**Generators and related machinery and equipment** *'000*	**Others** *'000*	**Total** *'000*
Cost:				
Balance at 1 January	3,916,729	14,335,101	391,599	18,643,429
Additions for the year	433	1,793	14,761	16,987
Transfer from construction in progress (note 11)	3,022	122,968	34,210	160,200
Disposals for the year	—	(16,321)	(513)	(16,834)
Balance at 31 December	3,920,184	14,443,541	440,057	18,803,782
Accumulated depreciation:				
Balance at 1 January	(1,222,558)	(4,681,118)	(151,446)	(6,055,122)
Charge for the year	(188,713)	(752,544)	(35,859)	(977,116)
Written back on disposal	—	16,308	491	16,799
Balance at 31 December	(1,411,271)	(5,417,354)	(186,814)	(7,015,439)
Net book value:				
Balance at 31 December	2,508,913	9,026,187	253,243	11,788,343
Balance at 1 January	2,694,171	9,653,983	240,153	12,588,307

The original cost of the fixed assets that have been fully depreciated but are still in use was:

	2004 *'000*	2003 *'000*
The Group	**1,137,597**	1,066,666
The Company	**687,574**	670,180

At 31 December 2004, the Group and the Company have no temporarily idle fixed assets.

11 CONSTRUCTION MATERIALS AND CONSTRUCTION IN PROGRESS

Construction materials of the Group and the Company are mainly prepayment for purchase of equipment.

Major construction materials and construction in progress of the Group and the Company are as follows:

Project	Budgeted amount '000	Balance at 1 January '000	Through acquisition of subsidiaries '000	Additions '000	Transfer to fixed assets '000	Balance at 31 December '000	Percentage of completion	Source of funding	Capitalisation of borrowing costs during the year '000
The Company									
Construction materials		74,910	—	426,321	—	501,231	—	Bank loans and self-financing	6,867
Desulphurisation, technical improvement projects and others		85,738	—	281,562	(160,200)	207,100	—	Self-financing	—
Total for the Company		160,648	—	707,883	(160,200)	708,331			6,867
					(note 10)				
Subsidiaries									
Guangan Company's generating units No. 3 and 4	2,204,380	—	968,830	923,394	(1,838,363)	53,861	86%	Bank loans and self-financing	41,961
Construction materials		300,794	446,749	472,844	—	1,220,387	—	Bank loans and self-financing	30,887
Desulphurisation, technical improvement projects and others		112,767	326,183	282,001	(30,839)	690,112	—	Bank loans and self-financing	13,585
Sub-total for subsidiaries		413,561	1,741,762	1,678,239	(1,869,202)	1,964,360			86,433
Share of jointly controlled entities									
Construction materials		124,289	(244,718)	280,127	—	159,698	—	Bank loans and self-financing	7,084
Desulphurisation, technical improvement projects andothers		11,201	(137,776)	204,497	(21,497)	56,425	—	Bank loans and self-financing	56
Subtotal for share of jointly controlled entities		135,490	(382,494)	484,624	(21,497)	216,123			7,140
Total for the Group		709,699	1,359,268	2,870,746	(2,050,899)	2,888,814			100,440
					(note 10)				(note 27)

The borrowing costs for the year have been capitalised at an average rate of 4.99% (2003: 5.39%).

12 INTANGIBLE ASSETS

	The Group '000	The Company '000
Cost:		
Balance at 1 January	161,103	141,123
Additions	13,979	9,183
Balance at 31 December	175,082	150,306
Accumulated depreciation:		
Balance at 1 January	(24,204)	(21,406)
Charge for the year	(7,602)	(7,081)
Balance at 31 December	(31,806)	(28,487)
Net book value:		
Balance at 31 December	143,276	121,819
Balance at 1 January	136,899	119,717

Intangible assets mainly represent land use rights. Land use rights included in intangible assets are those not yet developed or those developed before the adoption of Accounting Regulations for Business Enterprises.

All land use rights (including those recorded in fixed assets, construction in progress and intangible assets) are mainly obtained through acquisition, except for those in Weifang Power Plant, Qiangdao Company and Guangan Company, which are granted by the state.

At 31 December 2004, the remaining amortisation period of land use rights are ranging from 7 to 67 years.

13 INVESTMENT PREPAYMENT

The balance at 31 December 2003 represented the investment prepayment paid to China Huadian for acquisition of its 80% equity interest in Guangan Company. The transaction was completed in January 2004.

Except for the balance disclosed on note 30, there is no amount due from shareholders who hold 5% or more voting right of the Company included in the balance of prepayments.

14 SHORT-TERM LOANS

	The Group				
	2004			2003	
	Interest rate	**Original currency**		Interest rate	
		'000	***'000***		*'000*
Short-term bank loans					
— Renminbi	**4.54% - 5.58%**		**1,740,160**	4.54% - 5.31%	268,600
— US Dollars	**2.30% - 2.76%**	**100,000**	**827,650**	—	—
Short-term Renminbi other loans (note)	**4.54% - 4.78%**		**548,037**	—	—
			3,115,847		268,600

	The Company				
	2004			2003	
	Interest rate	**Original currency**		Interest rate	
		'000	***'000***		*'000*
Short-term bank loans					
— Renminbi	**5.02%**		**133,861**	4.54% - 5.04%	50,000
— US Dollars	**2.30% - 2.76%**	**100,000**	**827,650**	—	—
Short-term Renminbi other loans (note)	**4.54%**		**198,037**	—	—
			1,159,548		50,000

14 SHORT-TERM LOANS *(Continued)*

Note: ***Short-term Renminbi other loans***

	The Group		The Company	
	2004	2003	**2004**	2003
	'000	*'000*	***'000***	*'000*
China Huadian Finance Corporation Limited ("Huadian Finance")	**248,037**	—	**198,037**	—
Others	**300,000**	—	—	—
	548,037	—	**198,037**	—

The other loans borrowed from Huadian Finance, a subsidiary of China Huadian, bear interest at rates quoted from the People's Bank of China for same periods less 10%.

The above foreign currency loans are translated into Renminbi at the following exchange rate:

	2004	2003
US Dollars	**8.2765**	—

All the above short-term loans are unsecured.

There is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of short-term loans.

At 31 December 2004, Weifang Power Plant, a jointly controlled entity, has overdue loans amounting to Rmb 76,428,000 (the Company's proportionate share). These loans are borrowed from China Construction Bank for the construction of 2 x 300MW generating units in Weifang Power Plant which were matured from 1996 to 2000. Weifang Investment Company, one of the joint venture partners of Weifang Power Plant, has been negotiating with China Construction Bank for postponing repayments in order to meet the operations needs of Weifang Power Plant. The current interest rate is 5.76% per annum and no penalty interest is levied. The Company expects the loans will be repaid by the end of 2005.

15 TRADE PAYABLES

There is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of trade payables.

At 31 December 2003 and 2004, all the trade payables of the Group due within one year, no individual significant trade payable are aged more than three years.

16 TAXES PAYABLE

	The Group		The Company	
	2004	2003	**2004**	2003
	'000	*'000*	***'000***	*'000*
VAT payable	**192,660**	209,502	**148,981**	196,839
City maintenance and construction tax payable	**16,699**	15,771	**13,978**	14,529
Enterprise income tax payable	**84,681**	172,734	**74,380**	154,129
Enterprise income tax recoverable	**(9,210)**	—	**—**	—
Others	**23,215**	14,013	**18,599**	13,096
Total	**308,045**	412,020	**255,938**	378,593

17 OTHER PAYABLES

Other payables mainly represent payable for education surcharge.

Education surcharge is calculated base on 3% of VAT payable.

18 OTHER CREDITORS

	The Group		The Company	
	2004	2003	**2004**	2003
	'000	*'000*	***'000***	*'000*
Amount due to related parties	**—**	—	**48,000**	—
Amount due to independent construction companies	**246,362**	184,381	**48,458**	132,081
Others	**179,809**	109,852	**74,636**	60,225
	426,171	294,233	**171,094**	192,306

Amount due to independent construction companies mainly represent quality guarantee deposits.

There is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of other creditors.

At 31 December 2003 and 2004, there is no individual significant other creditors of the Group and the Company that aged over three years.

19 LONG-TERM LOANS DUE WITHIN ONE YEAR

	The Group				The Company			
	2004		2003		2004		2003	
	Original currency '000	**Renminbi/ Renminbi equivalent '000**	Original currency '000	Renminbi/ Renminbi equivalent '000	**Original currency '000**	**Renminbi/ Renminbi equivalent '000**	Original currency '000	Renminbi/ Renminbi equivalent '000
Bank loans due within one year								
— Renminbi		**1,041,428**		422,119		**690,000**		200,000
— US Dollars	**32,300**	**267,331**	16,130	133,505	**32,000**	**264,848**	16,000	132,427
Shareholder loans due within one year								
— Renminbi		**335,000**		36,944		**335,000**		—
State loan due within one year								
— US Dollars	**1,101**	**9,111**	1,021	8,451	**1,101**	**9,111**	1,021	8,451
Other loans due within one year								
— Renminbi		**62,206**		—		**—**		—
— US Dollars	**2,308**	**19,099**	1,269	10,506		**—**		—
		1,734,175		611,525		**1,298,959**		340,878
		(note 20(b))		(note 20(b))		**(note 20(b))**		(note 20(b))

The above foreign currency loans are translated into Renminbi at the following exchange rate:

	2004	2003
US Dollars	**8.2765**	8.2767

Please refer to note 20 for details of loans.

20 LONG-TERM LOANS

(a) Details of repayment terms of long-term loans are as follows:

	The Group		The Company	
	2004	2003	**2004**	2003
	'000	*'000*	***'000***	*'000*
Bank loans				
— Between one year to two years	**1,863,331**	2,270,432	**564,848**	1,533,854
— Between two years to five years	**4,414,719**	3,335,240	**1,394,560**	1,950,415
— Over five years	**2,222,025**	1,616,821	**642,000**	1,192,000
	8,500,075	7,222,493	**2,601,408**	4,676,269
Shareholder loans *(note (i))*				
— Between one year to two years	**175,000**	335,000	**175,000**	335,000
— Between two years to five years	**—**	175,000	**—**	175,000
	175,000	510,000	**175,000**	510,000
State loan *(note (ii))*				
— Between one year to two years	**9,831**	9,113	**9,831**	9,113
— Between two years to five years	**34,380**	31,865	**34,380**	31,865
— Over five years	**35,281**	47,623	**35,281**	47,623
	79,492	88,601	**79,492**	88,601
Other loans *(note (iii))*				
— Between one year to two years	**99,102**	138,711	**—**	—
— Between two years to five years	**899,720**	487,937	**700,000**	—
— Over five years	**9,554**	15,758	**—**	—
	1,008,376	642,406	**700,000**	—
	9,762,943	8,463,500	**3,555,900**	5,274,870

Except for the balance disclosed on note 30, there is no amount due to shareholders who hold 5% or more voting right of the Company included in the balance of long-term loans.

20 LONG-TERM LOANS *(Continued)*

(b) Details of long-term loans are as follows:

The Group

	Interest rates and periods	2004 Original currency '000	2004 Renminbi/ Renminbi equivalent '000	2003 Original currency '000	2003 Renminbi/ Renminbi equivalent '000
Long-term bank loans					
Renminbi loans	Interest rates mainly ranging from 4.78% to 5.85% per annum as at 31 December 2004 (2003: 4.54% to 5.76%), with maturity up to 2021		**9,226,698**		7,085,770
US Dollars loans	Interest rates mainly at 3.94% per annum as at 31 December 2004 (2003: 2.19%), with maturity up to 2017	**70,336**	**582,136**	83,650	692,347
			9,808,834		7,778,117
Shareholder loans *(note (i))*					
Renminbi loans	Interest rates mainly at 5.76% per annum as at 31 December 2004 (2003: 5.76%), with maturity up to 2006		**510,000**		546,944
State loan *(note (ii))*					
US Dollars loans	Interest rates mainly at 2.05% per annum as at 31 December 2004 (2003: 1.27%), with maturity up to 2012	**10,705**	**88,603**	11,726	97,052
Other loans *(note (iii))*					
Renminbi loans	Interest rates mainly ranging from 4.94% to 5.76% per annum as at 31 December 2004 (2003: 5.49% to 5.76%), with maturity up to 2008		**984,627**		584,626
US Dollars loans	Interest rates mainly at 3.41% per annum as at 31 December 2004 (2003: 3.32%), with maturity up to 2010	**12,693**	**105,054**	8,250	68,286
			1,089,681		652,912
			11,497,118		9,075,025
Less: Long-term loans due within one year (note 19)			**(1,734,175)**		(611,525)
			9,762,943		8,463,500

20 LONG-TERM LOANS *(Continued)*

(b) Details of long-term loans are as follows: *(Continued)*

The Company

	Interest rates and periods	2004 Original currency '000	2004 Renminbi/ Renminbi equivalent '000	2003 Original currency '000	2003 Renminbi/ Renminbi equivalent '000
Long-term bank loans					
Renminbi loans	Interest rates mainly ranging from 4.94% to 5.51% per annum as at 31 December 2004 (2003: 4.54% to 5.76%), with maturity up to 2010		**3,026,560**		4,346,560
US Dollars loans	Interest rates mainly at 3.94% per annum as at 31 December 2004 (2003: 2.19%), with maturity up to 2006	**64,000**	**529,696**	80,000	662,136
			3,556,256		5,008,696
Shareholder loans (note (i))					
Renminbi loans	Interest rates mainly at 5.76% per annum as at 31 December 2004 (2003: 5.76%), with maturity up to 2006		**510,000**		510,000
State loan (note (ii))					
US Dollars loans	Interest rates mainly at 2.05% per annum as at 31 December 2004 (2003: 1.27%), with maturity up to 2012	**10,705**	**88,603**	11,726	97,052
Other loans (note (iii))					
Renminbi loans	Interest rates mainly at 4.94% per annum as at 31 December 2004 (2003: Nil), with maturity up to 2007		**700,000**		—
			4,854,859		5,615,748
Less: Long-term loans due within one year (note 19)			**(1,298,959)**		(340,878)
			3,555,900		5,274,870

20 LONG-TERM LOANS *(Continued)*

(b) Details of long-term loans are as follows: *(Continued)*

The above foreign currency loans are translated into Renminbi at the following exchange rate:

	2004	2003
US Dollars	**8.2765**	8.2767

Notes:

(i) Shareholder loans

Balance of shareholder loans is analysed as follows:

	The Group		*The Company*	
	2004	*2003*	***2004***	*2003*
	'000	'000	**'000**	'000
Shandong International Trust and Investment Corporation ("SITIC")	***510,000***	*546,944*	***510,000***	*510,000*

Shareholder loans borrowed from SITIC bear interest at rates quoted from the People's Bank of China for same periods.

(ii) State loan

The loan is originated from a loan facility of US$310 million granted by the International Bank for Reconstruction and Development (the "World Bank") to the PRC state government pursuant to a loan agreement entered into 1992, to finance the Zouxian Phase III project. According to the terms of the aforesaid loan agreement, the PRC state government on-lent the loan facility to the Shandong Provincial Government which in turn on-lent it to Shandong Electric Power (Group) Corporation ("SEPCO"). Pursuant to a notice from the Finance Office of Shandong Province dated 5 August 1997 and as formally agreed by the World Bank, part of the loan facility in the principal amount of US$278.25 million was made available by the Shandong Provincial Government to the Company. The repayment of this loan is guaranteed by SEPCO.

(iii) Other loans

Balance of other loans is analysed as follows:

	The Group		*The Company*	
	2004	*2003*	***2004***	*2003*
	'000	'000	**'000**	'000
Huadian Finance	***730,000***	—	***700,000***	—
Others	***359,681***	*652,912*	—	—
	1,089,681	*652,912*	***700,000***	—

Other loans borrowed from Huadian Finance bear interest at rates quoted from the People's Bank of China for same periods less 10%.

20 LONG-TERM LOANS *(Continued)*

(c) Terms of long-term loans are analysed as follows:

	The Group		The Company	
	2004	2003	**2004**	2003
	'000	*'000*	***'000***	*'000*
On credit	**8,236,773**	8,498,624	**4,766,256**	5,518,696
Guaranteed by SEPCO	**88,603**	169,152	**88,603**	97,052
Guaranteed by third parties	**1,691,742**	407,249	—	—
Secured	**1,480,000**	—	—	—
	11,497,118	9,075,025	**4,854,859**	5,615,748
Less: Long-term loans due within one year	**(1,734,175)**	(611,525)	**(1,298,959)**	(340,878)
	9,762,943	8,463,500	**3,555,900**	5,274,870

The secured loans are secured by the income stream in respect of the sale of electricity of a subsidiary.

21 DEFERRED TAX

Deferred tax (liabilities)/assets are attributable to tax effect of the following items :

	The Group		The Company	
	2004	2003	**2004**	2003
	'000	*'000*	***'000***	*'000*
Deferred tax assets:				
Preliminary expenses	**12,537**	19,183	**1,914**	5,141
Provision for stock, trade receivables and other receivables	**26,289**	25,010	**20,588**	20,710
Depreciation	**1,160**	2,697	**1,160**	2,697
Others	**28,862**	16,006	**26,749**	14,850
	68,848	62,896	**50,411**	43,398
Set-off within legal tax units and jurisdictions	**(7,181)**	(4,993)	—	—
Total deferred tax assets	**61,667**	57,903	**50,411**	43,398
Deferred tax liabilities:				
Depreciation	**(239,263)**	(105,461)	—	—
Set-off within legal tax units and jurisdictions	**7,181**	4,993	—	—
Total deferred tax liabilities	**(232,082)**	(100,468)	—	—
Net deferred tax (liabilities)/assets	**(170,415)**	(42,565)	**50,411**	43,398

22 SHARE CAPITAL

	2004 '000	2003 '000
Registered, issued and paid up capital:		
3,825,056,200 domestic shares of Rmb 1 each	**3,825,056**	3,825,056
1,431,028,000 H shares of Rmb 1 each	**1,431,028**	1,431,028
	5,256,084	5,256,084

All the domestic shares and H shares rank pari passu in all material respects.

The paid up domestic shares were verified by Shangdong Jining Public Accounting Firm. The capital verification report Kuai Shi (Zou) Yan Zi No. 102 was issued on 18 June 1994.

The paid up H shares were verified by KPMG Huazhen. The capital verification report KPMG-C-(1999) CV No. 0005 was issued on 30 August 1999.

23 CAPITAL RESERVE, STATUTORY SURPLUS RESERVE, STATUTORY PUBLIC WELFARE FUND AND DISCRETIONARY SURPLUS RESERVE

(a) Capital reserve

The movement of capital reserve is as follows:

	The Group and the Company		
	Share premium '000	**Others** '000	**Total** '000
At 1 January 2003	747,941	4,912	752,853
Additions	—	1,925	1,925
At 31 December 2003	**747,941**	**6,837**	**754,778**
Additions	**—**	**605**	**605**
At 31 December 2004	**747,941**	**7,442**	**755,383**

Share premium represents the net premium received from the issuance of H Shares in June 1999.

23 CAPITAL RESERVE, STATUTORY SURPLUS RESERVE, STATUTORY PUBLIC WELFARE FUND AND DISCRETIONARY SURPLUS RESERVE *(Continued)*

(b) The movement of statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve are as follows:

	The Group and the Company			
	Statutory surplus reserve	**Statutory public welfare fund**	**Discretionary surplus reserve**	**Total**
	'000	*'000*	*'000*	*'000*
At 1 January 2003	653,969	289,979	3,419	947,367
Profit appropriations	102,353	51,177	—	153,530
Transfer to discretionary surplus reserve	—	(57,236)	57,236	—
At 31 December 2003	**756,322**	**283,920**	**60,655**	**1,100,897**
Profit appropriations	**104,400**	**52,200**	**—**	**156,600**
Transfer to discretionary surplus reserve	**—**	**(3,035)**	**3,035**	**—**
At 31 December 2004	**860,722**	**333,085**	**63,690**	**1,257,497**

(c) Profit appropriations

(i) Appropriation is determined in accordance with the related rules and regulations in the Company Law of the PRC and the Company's articles of association.

(ii) According to the Company's articles of association, the Company is required to appropriate at least 10% of its profit after taxation, as determined under PRC Accounting Standards and Regulations, to the statutory surplus reserve until the reserve balance reaches 50% of the registered share capital. The appropriation to the statutory surplus reserve must be made before distribution of dividend to shareholders.

The statutory surplus reserve can be used to make good previous years' losses, if any, or to increase the share capital provided that the balance after such issue is not less than 25% of the registered share capital.

(iii) According to the Company's articles of association, the Company is required to appropriate 5% to 10% (at the discretion of the Board of Directors) of its profit after taxation as determined under PRC Accounting Standards and Regulations to the statutory public welfare fund. The use of this fund is restricted to the provision of employees' collective welfare benefits, for example, construction of staff dormitories, staff canteens and other staff welfare facilities. The fund is non-distributable, other than on the Company's liquidation. The appropriation to the statutory public welfare fund must be made before distribution of dividend to shareholders.

(iv) Pursuant to PRC Accounting Regulations for Business Enterprises, statutory public welfare fund is transferred to discretionary surplus reserve upon utilisation for the collective benefits of the employees. For year end 31 December 2004, Rmb 3,035,000 (2003: Rmb 57,236,000) of the statutory public welfare fund was transferred to discretionary surplus reserve accordingly.

23 CAPITAL RESERVE, STATUTORY SURPLUS RESERVE, STATUTORY PUBLIC WELFARE FUND AND DISCRETIONARY SURPLUS RESERVE *(Continued)*

(c) Profit appropriations *(Continued)*

(v) The Board of Directors of the Company approved the percentage of appropriation for 2003 and 2004 as follows:

		2004	2003
(a)	To statutory surplus reserve	**10%**	10%
(b)	To statutory public welfare fund	**5%**	5%

For details of distribution of dividend, please refer to note 24.

(vi) According to the articles of association of the Company, the retained profits available for distribution are the lower of the amounts determined under PRC Accounting Standards and Regulations applicable to the Company and the amount determined under International Financial Reporting Standards ("IFRS") or the applicable financial regulations of the place in which the Company is listed (if the financial statements of the Group is not prepared under IFRS).

24 DIVIDENDS

(a) Dividends paid during the year are as follows:

	2004 **'000**	2003 *'000*
Interim dividend of Rmb 0.02 per share	**105,122**	105,122
Final dividend of Rmb 0.035 per share for year 2003	**183,963**	—
Final dividend of Rmb 0.036 per share for year 2002	—	189,219
	289,085	294,341

(b) Dividends not provided for in the financial statements:

	2004 **'000**	2003 *'000*
Final dividend proposed:		
For the year 2004 (Rmb 0.035 per share) (note)	**210,738**	—
For the year 2003 (Rmb 0.035 per share)	—	183,963
	210,738	183,963

Dividend is recognised as a liability in the period of declaration.

Note: *The amount of the final dividend proposed is calculated with reference to the number of shares in issue at the date of approval of the financial statements.*

25 SALES FROM PRINCIPAL ACTIVITIES

Sales from principal activities represent revenues from sale of electricity and heat, net of VAT, and are summarised as follow:

	The Group		The Company	
	2004	2003	**2004**	2003
	'000	*'000*	***'000***	*'000*
Revenue from sale of electricity	**9,975,734**	7,920,881	**6,668,344**	6,129,644
Revenue from sale of heat	**199,704**	144,951	**—**	—
	10,175,438	8,065,832	**6,668,344**	6,129,644

Revenues from sale of electricity and heat of the Group are subject to VAT based on the invoiced amounts at 17% and 13% respectively (output VAT). SEPCO, Sichuan Province Power Company and purchasers of heat are liable to pay output VAT together with the invoiced amounts. VAT from purchase of raw materials by the Group (input VAT) can be netted off against output VAT received from sale of electricity and heat.

Total sales from top five customers of the Group and the Company, and the percentage over sales from principal activities are as follow:

	2004		2003	
	Total sales	**Percentage over sales from principal activities**	Total sales	Percentage over sales from principal activities
	'000		*'000*	
The Group	**10,133,544**	**99.6%**	8,038,367	99.7%
The Company	**6,668,344**	**100%**	6,129,644	100%

26 SALES RELATED TAXES AND SURCHARGES

	The Group		The Company	
	2004	2003	**2004**	2003
	'000	*'000*	***'000***	*'000*
City maintenance and construction tax	**75,128**	67,166	**52,955**	52,429
Education surcharge	**33,085**	28,785	**22,694**	22,469
	108,213	95,951	**75,649**	74,898

27 FINANCIAL EXPENSES

	The Group		The Company	
	2004	2003	**2004**	2003
	'000	*'000*	***'000***	*'000*
Interest incurred	**630,934**	519,590	**263,465**	340,493
Less: Interest capitalised	**(100,440)**	(29,769)	**(6,867)**	(6,752)
Net interest expenses	**530,494**	489,821	**256,598**	333,741
Interest income	**(12,717)**	(15,254)	**(9,288)**	(22,246)
Net revaluation gain on derivative financial instruments *(note)*	**(24,069)**	—	**(24,069)**	—
Total	**493,708**	474,567	**223,241**	311,495

Note: *In 2004, the Company borrowed short-term foreign currency bank loans totalling US$100,000,000. In order to hedge with the foreign currency risk at repayment of the USD loans, the Company entered into several foreign currency forward contracts with bank at the same time of the borrowing. The gain from the revaluation on the foreign currency forward contracts and the loss from the hedged items are both recognised in the income statement.*

28 INVESTMENT INCOME

	The Group		The Company	
	2004	2003	**2004**	2003
	'000	*'000*	***'000***	*'000*
Long-term equity investment income				
— Accounted for under the cost method	**30,066**	—	**29,825**	—
— Accounted for under the equity method	**386**	—	**200,026**	123,591
— Amortisation of equity investment difference	**(123)**	—	**(28,538)**	(27,472)
Total	**30,329**	—	**201,313**	96,119

There was no material restriction on the Company to obtain the remittance of investment income.

29 INCOME TAX

Income tax in the income statement represents:

	The Group		The Company	
	2004	2003	**2004**	2003
	'000	'000	**'000**	'000
Current taxation				
Charge for PRC enterprise income tax for the year	**457,050**	540,846	**421,452**	500,728
(Over)/under-provision in respect of previous years	**(2,643)**	11,802	**—**	—
	454,407	552,648	**421,452**	500,728
Deferred taxation				
Original and reversal of temporary differences	**57,977**	(4,459)	**(7,013)**	(25,535)
	512,384	548,189	**414,439**	475,193

In 2003 and 2004, enterprise income tax is calculated at 15% or 33% on taxable profits (note 3). There was no material deferred taxation not recognised by the Group and the Company.

30 RELATED PARTIES AND MATERIAL RELATED PARTY TRANSACTIONS

(a) Related parties having the ability to exercise control over the Group

Related party having the ability to exercise control over the Group up to 31 March 2003 represented:

Company name	Registered address	Principal operation	Relationship with the Company	Type of enterprise	Authorised representative
SEPCO	Shandong Province, the PRC	Sale of electricity	Former holding company	State-owned enterprise	Zhu Chang Fu

30 RELATED PARTIES AND MATERIAL RELATED PARTY TRANSACTIONS *(Continued)*

(a) Related parties having the ability to exercise control over the Group *(Continued)*

Related party having the ability to exercise control over the Group from 1 April 2003 represents:

Company name	Registered address	Principal operation	Relationship with the Company	Type of enterprise	Authorised representative
China Huadian	Beijing, the PRC	Development, construction and operation management of electricity related business, organisation of production and sale of electricity and heat	Holding company	State-owned enterprise	He Gong

China Huadian was incorporated on 1 April 2003. On 1 April 2003, the entire shareholding interest in the Company, which was originally held by SEPCO, was transferred to China Huadian. After the transfer, China Huadian became the holding company of the Company.

(b) Registered capital and its movement of the related parties having the ability to exercise control over the Group

Company name	*'000*
SEPCO *(note)*	9,860,000
China Huadian	12,000,000

Note: *There was no change in registered share capital of SEPCO for the three months ended 31 March 2003.*

There was no change in registered share capital of China Huadian for the period from 1 April 2003 to 31 December 2004.

(Expressed in Renminbi)

30 RELATED PARTIES AND MATERIAL RELATED PARTY TRANSACTIONS *(Continued)*

(c) Shareholding and its movement of related parties having the ability to exercise control over the Group

Company name	Up to 31 March 2003		Transfer out		Transfer in		From 1 April 2003 to 31 December 2004	
	thousand shares	%	*thousand shares*	%	*thousand shares*	%	*thousand shares*	%
SEPCO	2,815,075	53.56	2,815,075	53.56	—	—	—	—
China Huadian	—	—	—	—	2,815,075	53.56	2,815,075	53.56

Note: *There was no change in percentage of shareholding of SEPCO in the Company for the three months ended 31 March 2003.*

There was no change in percentage of shareholding of China Huadian in the Company up to 31 December 2004.

(d) Related parties not having the ability to exercise control over the Group

Related parties not having the ability to exercise control over the Group up to 31 December 2004 were:

Company name	Relationship with the Company
SITIC	holding17.19% shareholding in the Company
China Huadian Engineering (Group) Corporation	controlled by China Huadian
Huadian Finance	controlled by China Huadian

Related parties not having the ability to exercise control over the Group up to 31 March 2003 were (note):

Company name	Relationship with the Company
Shandong Electric Power No.1 Construction Engineering Company	controlled by SEPCO
Shandong Electric Power No.2 Construction Engineering Company	controlled by SEPCO
Shandong Electric Power No.3 Construction Engineering Company	controlled by SEPCO
Shandong Electric Power Hong Yuan Electricity Generation Overhaul Company Limited	controlled by SEPCO

Note: *From 1 April 2003, SEPCO ceased to be the holding company of the Company and so the companies listed above ceased to be related parties of the Company.*

30 RELATED PARTIES AND MATERIAL RELATED PARTY TRANSACTIONS *(Continued)*

(e) The major related party transactions for the three months ended 31 March 2003 were conducted in accordance with the agreements governing such transactions, which were agreed by SEPCO and companies controlled by SEPCO. The Board of Directors of the Company are of the opinion that the following material transactions were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions.

From 1 April 2003, as SEPCO ceased to be the holding company of the Company, the following material transactions between the Company and SEPCO and companies controlled by SEPCO ceased to be related party transactions.

	Note	**2004** *'000*	2003 *'000*
Sale of electricity	(i)	—	1,885,413
Repairs and maintenance services	(ii)	—	48,473
Construction costs	(iii)	**19,797**	58,560
Interest expenses	(iv)	**58,250**	37,122
Net loans borrowed from/(repaid to) related parties	(iv)	**941,093**	(151,000)

(i) All sales of electricity were made to SEPCO.

(ii) Shandong Electric Power Hongyuan Electricity Generation Overhaul Company Limited, which is controlled by SEPCO, was responsible for the repair and maintenance works, including major overhauls, of the Group in 2003. The amount payable was determined on a cost reimbursement basis.

(iii) The amount in 2003 represented construction cost paid and payables to companies controlled by SEPCO.

The amount in 2004 represented construction cost paid and payables to China Huadian Engineering (Group) Corporation.

In December 2003, Qingdao Company entered into a construction agreement with China Huadian Engineering (Group) Corporation and ALSTOM Power Norway AS in respect of the construction work of a sea water de-sulphur project in Qingdao Company for a consideration of US$5,790,000.

(iv) Loans borrowed from SITIC and Huadian Finance are set out in notes 14 and 20.

(f) In January 2004, the Company acquired 80% equity interest in Guangan Company from China Huadian for a total consideration of Rmb 580,000,000.

(g) In August 2004, the Company acquired 40% equity interest in Chizhou Company from China Huadian for a total consideration of Rmb 79,740,000.

(h) On 31 December of 2003 and 2004, the Group and the Company had no balance due to/from related parties, except for loans payable to related parties as disclosed in notes 14 and 20.

31 CAPITAL COMMITMENTS

As at 31 December, the capital commitments of the Company and the Group (not including jointly controlled entities) are as follows:

	The Group		The Company	
	2004	2003	**2004**	2003
	'000	*'000*	***'000***	*'000*
Contracted for	**7,259,773**	2,455,432	**3,799,415**	1,700,700
Authorised but not contracted for	**9,934,627**	531,023	**5,661,312**	437,350
	17,194,400	2,986,455	**9,460,727**	2,138,050

The Group's proportionate share of the jointly controlled entities' capital expenditure commitments:

	2004	2003
	'000	*'000*
The Group's proportionate share of the jointly controlled entities' capital expenditure commitments	**312,096**	745,324

These capital commitments relate to purchase of fixed assets and capital contributions to the Group's investments and interests in associates.

32 OPERATING LEASE COMMITMENTS

According to those non-cancellable operating lease agreements in respect of land and buildings, the total future minimum lease payments of the Group and the Company are as follows:

	2004	2003
	'000	*'000*
Within one year	**34,778**	30,178
Between one and two years	**30,178**	30,178
Between two and three years	**30,178**	30,178
Over three years	**593,501**	623,679
	688,635	714,213

Pursuant to an agreement, the Company is leasing certain land from the Provincial Government of Shandong Province for a term of 30 years with effect from 1 September 1997. The annual rental will be adjusted every five years thereafter with an upward adjustment of not more than 30% of the previous year's rental. The current annual rental effective from 1 January 2001 is Rmb 30,178,000. The future minimum lease payments in respect of the land is calculated based on the existing annual rental of Rmb 30,178,000.

33 SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

The particulars of subsidiaries, jointly controlled entities and associates of the Company at 31 December 2004 are as follows:

(i) Subsidiaries

Company	Registered share capital '000	Percentage of equity interest held by the Group %	Percentage of equity interest held by the Company %	Percentage of equity interest held by subsidiaries %	Cost of investment '000	Consolidation period	Principal activities
Guangan Company	700,000	80	80	—	580,813	From 2004	Generation and sale of electricity
Qingdao Company	380,000	55	55	—	248,318	From 1999 *(note 9)*	Generation and sale of electricity and heat
Zibo Company	254,800	100	100	—	254,800	From 2001	Generation and sale of electricity and heat
Tengzhou Company	245,000	54.49	54.49	—	133,620	From 2002	Generation and sale of electricity and heat
Zhangqiu Company	180,000	70	70	—	126,000	From 2002	Generation and sale of electricity
Zoucheng Lunan Electric Power Technology Development Company Limited	26,047	90	90	—	23,447	From 1997	Provision of services to Zouxian Power Plant

33 SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES *(Continued)*

(i) Subsidiaries *(Continued)*

Company	Registered share capital '000	Percentage of equity interest held by the Group %	Percentage of equity interest held by the Company %	Percentage of equity interest held by subsidiaries %	Cost of investment '000	Consolidation period	Principal activities
Zaozhuang Shiliquan Electric Power Industry Company Limited	19,989	90	90	—	15,675	From 1997	Provision of services to Shiliquan Power Plant
Huadian International Shandong Materials Company Limited	30,000	94	40	60	12,000	From 2004	Procurement of materials
Huadian Qingdao Heat Company Limited	20,000	55	55	—	11,000	From 2004	Sale of heat
Huadian International Shandong Project Management Company Limited	3,000	94	40	60	1,200	From 2004	Provision of power construction project management and advisory services

33 SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES *(Continued)*

(i) Subsidiaries *(Continued)*

The Company acquired 80% equity interest in Guangan Company on 1 January 2004 and acquired 45% equity interest in Qingdao Company on 28 December 2004 (please refer to note 9 for details). Since the respective acquisition dates, the Group has the power to govern the financial and operating policies of the above companies to obtain benefits and bear risks from its operation. As a result, the above companies were included the consolidated financial statements of the Group since the respective acquisition dates. Net assets as at respective acquisition dates and operating results of the above companies for the period from the dates of acquisition to 31 December 2004 are as follows:

	'000
Net assets at respective acquisition dates:	
Current assets	462,141
Long-term investments	16,200
Fixed assets	4,434,569
Deferred tax assets	4,241
Current liabilities	(1,298,300)
Long-term liabilities	(2,458,279)
Deferred tax liabilities	(74,114)
Net assets	1,086,458
Results of operation in 2004:	
Sales from principal activities	954,278
Profit from principal activities	304,186
Profit before income tax	143,570
Income tax	(45,012)
Net profit	98,558

33 SUBSIDIARIES, JOINTLY CONTROLLED ENTITIES AND ASSOCIATES *(Continued)*

(ii) Jointly controlled entities

Company	Registered share capital '000	Percentage of equity interest held by the Company %	Cost of investment '000	Consolidation period	Principal activities
Weifang Power Plant	—	30	193,983	From 1999	Generation and sale of electricity

Weifang Power Plant was not incorporated as a company as at 31 December 2004, so there is no registered share capital on that date.

Qingdao Company has become a subsidiary of the Company from 28 December 2004. For details, please refer to note 9.

(iii) Associates

Company	Registered share capital '000	Percentage of equity interest held by the Group %	Percentage of equity interest held by the Company %	Percentage of equity interest held by subsidiaries %	Cost of investment '000	Principal activities
Zhongning Company	51,200	50	50	—	25,600	Development of power plant
Ningxia Power Company	600,000	31.11	31.11	—	168,000	Generation and sale of electricity, investment holding
Chizhou Company	448,000	40	40	—	182,140	Development of power plant
Longtan Coal Company	75,920	36	—	45	34,160	Development of coal mines and sales of coal

34 CONTINGENT LIABILITIES

At 31 December 2004, the Company provided guarantees to banks for loans granted to certain subsidiaries amounting to Rmb 1,197,975,000.

35 EXTRAORDINARY GAIN AND LOSS

According to requirements of "Questions and answers on the preparation of information disclosures of companies issuing public shares No. 1 - extraordinary gain and loss (2004 revised), extraordinary gain and loss of the Group and the Company are set out below:

	The Group		The Company	
	2004	2003	**2004**	2003
	'000	*'000*	***'000***	*'000*
Extraordinary gain and loss for the year				
Non-operating income	**8,884**	3,042	**40**	2,023
Non-operating expenses	**(6,804)**	(38,714)	**(3,436)**	(22,925)
Net revaluation gain on derivative financial instruments	**24,069**	—	**24,069**	—
	26,149	(35,672)	**20,673**	(20,902)
Less: Tax effect of the above items	**(8,629)**	11,772	**(6,822)**	6,898
Total	**17,520**	(23,900)	**13,851**	(14,004)

36 POST BALANCE SHEET EVENTS

Up to the approval date of these financial statements, there was no material post balance sheet event required to be disclosed by the Group.

37 OTHER SIGNIFICANT EVENTS

Up to the date of approval of the financial statements, there was no other significant event required to be disclosed by the Company.

38 SEGMENT REPORTING

The Group's profits are almost entirely attributable to the generation and sale of electricity in the PRC. Accordingly, no segmental analysis is provided.

Financial statements of the Group prepared under International Financial Reporting Standards ("IFRS") for 2003 and 2004 are audited by KPMG, Certified Public Accountants.

Financial statement of the Group prepared under PRC Accounting Standards and Regulations ("PRC") GAAP for 2003 and 2004 are audited by KPMG Huazhen.

Effects of major differences between PRC GAAP and IFRS on net profit, are analysed as follows:

	Note	**2004** **Rmb'000**	2003 *Rmb'000*
Net profits under PRC GAAP		**1,044,058**	1,023,534
Adjustments:			
Net fair value adjustment	(a)	**(32,721)**	(35,025)
Adjustment of goodwill/consolidation difference	(b)	**25,653**	22,587
Other adjustments	(c)	**605**	8,039
Effects of the above adjustments on taxation		**8,113**	9,512
Net profit under IFRS		**1,045,708**	1,028,647

Effects of major differences between PRC GAAP and IFRS on shareholders' equity, are analysed as follows:

	Note	**2004** **Rmb'000**	2003 *Rmb'000*
Shareholders' equity under PRC GAAP		**9,814,755**	9,059,177
Adjustments:			
Net fair value adjustment	(a)	**374,916**	368,850
Adjustment on goodwill/consolidation difference	(b)	**(225,362)**	(218,639)
Other adjustments	(c)	**(127)**	(127)
Effects of the above adjustments on taxation		**(90,623)**	(92,325)
Shareholders' equity under IFRS		**9,873,559**	9,116,936

Notes:

(a) *When preparing consolidated financial statements, according to PRC GAAP, consolidated financial statements are prepared based on respective financial statements of the Company and subsidiaries and jointly controlled entities. According to IFRS, consolidated financial statements are prepared based on the respective financial statements of the Company and assets and liabilities, being adjusted to fair values at the time of acquisition, of subsidiaries and jointly controlled entities. There are differences between the carrying value and the fair value of net assets, at the time of acquisition, of subsidiaries and jointly controlled entities of the Company and such differences are mainly attributable to fixed assets.*

Fair value adjustment mainly represents the difference between the carrying value and the fair value of fixed assets, at the time of acquisition, of subsidiaries and jointly controlled entities and the related adjustment in depreciation in respect of the difference between the carrying value and the fair value after the acquisition.

(b) *According to PRC GAAP, consolidation difference represents the excess of the cost of investment over the carrying value of the net assets acquired. According to IFRS, goodwill represents the excess of the cost of acquisition over the fair value of net identifiable assets acquired. As mentioned in note (a), there are differences between the carrying value and the fair value of net assets acquired, and so there are differences between consolidated difference and goodwill and hence differences in annual amortisation.*

(c) *No material individual adjustments included in other adjustments.*

Designed and produced by: **Wonderful Sky Public Relations & Financial Consultant Co. Ltd.** Tel.: **2851 1038**

